Exhibit 99.1

SASOL LIMITED

ANNUAL FINANCIAL STATEMENTS

for the year ended 30 June 2020

Sasol Limited Group

INCOME STATEMENT

for the year ended 30 June

	Note	2020 Rm	2019 Rm	2018 Rm
Turnover	3	190 367	203 576	181 461
Materials, energy and consumables used	4	(90 109)	(90 589)	(76 606)
Selling and distribution costs		(8 388)	(7 836)	(7 060)
Maintenance expenditure		(10 493)	(10 227)	(9 163)
Employee-related expenditure	5	(30 667)	(29 928)	(27 468)
Exploration expenditure and feasibility costs		(608)	(663)	(352)
Depreciation and amortisation		(22 575)	(17 968)	(16 425)
Other expenses and income		(27 376)	(19 097)	(15 316)
Translation (losses)/gains	6	(6 542)	604	(11)
Other operating expenses and income	7	(20 834)	(19 701)	(15 305)
Equity accounted (losses)/profits, net of tax	24	(347)	1 074	1 443
Operating (loss)/profit before remeasurement items and Sasol Khanyisa share-based payment		(196)	28 342	30 514
Remeasurement items affecting operating profit	10	(110 834)	(18 645)	(9 901)
Sasol Khanyisa share-based payment affecting operating profit*	39	—	—	(2 866)
(Loss)/earnings before interest and tax (EBIT)		(111 030)	9 697	17 747
Finance income	8	922	787	1 716
Finance costs	8	(7 303)	(1 253)	(3 759)
(Loss)/earnings before tax		(117 411)	9 231	15 704
Taxation	13	26 139	(3 157)	(5 558)
(Loss)/earnings for the year		(91 272)	6 074	10 146
Attributable to
Owners of Sasol Limited		(91 109)	4 298	8 729
Non-controlling interests in subsidiaries		(163)	1 776	1 417
		(91 272)	6 074	10 146

		Rand	Rand	Rand
Per share information
Basic (loss)/earnings per share	9	(147,45)	6,97	14,26
Diluted (loss)/earnings per share	9	(147,45)	6,93	14,18

*                 2018 relates to the implementation of Sasol Khanyisa in relation to SOLBE1, Inzalo Public, Inzalo Groups and Khanyisa Public participants.

The notes on pages 7 to 110 are an integral part of these Consolidated Financial Statements.

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June

	2020 Rm	2019 Rm	2018 Rm
(Loss)/earnings for the year	(91 272)	6 074	10 146
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	24 123	1 353	6 068
Effect of translation of foreign operations	26 720	1 533	5 237
Effect of cash flow hedges*	(2 192)	(287)	1 233
Fair value of investments available-for-sale	—	—	13
Foreign currency translation reserve on disposal of business reclassified to the income statement****	(801)	—	—
Tax on items that can be subsequently reclassified to the income statement**	396	107	(415)
Items that cannot be subsequently reclassified to the income statement	(205)	(265)	(54)
Remeasurement on post-retirement benefit obligation***	(147)	(531)	(80)
Fair value of investments through other comprehensive income	(112)	136	—
Tax on items that cannot be subsequently reclassified to the income statement	54	130	26

Total comprehensive (loss)/income for the year	(67 354)	7 162	16 160
Attributable to
Owners of Sasol Limited	(67 220)	5 377	14 727
Non-controlling interests in subsidiaries	(134)	1 785	1 433
	(67 354)	7 162	16 160

*                           The interest rate swap was redesignated as a hedging instrument in a cash flow hedge during the current year, with hedge accounting resumed. Losses incurred on the movement in the swap derivative are recognized in other comprehensive income and amounted to R2 192 million (2019 — R1 400 million; 2018 — R286 million). 2019 included a gain of R115 million relating to the reclassification of the swap to profit and loss on termination of the hedge relationship.

**                    The amount is mainly on the cash flow hedge.

***             Includes the effect of a loss of R604 million (2019 — R58 million; 2018 — R1 051 million) relating to the movement in the asset limitation, as well as a gain of R2 million (2019 — R83 million; 2018 — R1 million) on reimbursive rights related to post-retirement benefits, recognised in long-term receivables.

****      Includes the reclassification of the foreign currency translation reserve relating to the divestment from our 50% equity interest in Sasol Huntsman GmbH & co KG, the sale of Sasol’s share in Sasol Wilmar Alcohol Industries, as well as the sale of our indirect beneficial interest in the Excravos GTL (EGTL) plant in Nigeria.

The notes on pages 7 to 110 are an integral part of these Consolidated Financial Statements.

STATEMENT OF FINANCIAL POSITION

at 30 June

	Note	2020 Rm	2019 Rm
Assets
Property, plant and equipment	20	204 470	233 549
Assets under construction	21	27 802	127 764
Right of use assets	22	13 816	—
Goodwill and other intangible assets		2 800	3 357
Equity accounted investments	24	11 812	9 866
Other long-term investments		1 926	1 248
Post-retirement benefit assets	37	467	1 274
Long-term receivables and prepaid expenses	23	6 435	6 317
Long-term financial assets	43	—	15
Deferred tax assets	15	31 665	8 563
Non-current assets		301 193	391 953
Inventories	27	27 801	29 646
Tax receivable	14	5 419	730
Trade and other receivables	28	25 097	28 578
Short-term financial assets	43	645	630
Cash and cash equivalents	31	34 739	15 877
Current assets		93 701	75 461
Assets in disposal groups held for sale	12	84 268	2 554
Total assets		479 162	469 968
Equity and liabilities
Shareholders’ equity		154 307	219 910
Non-controlling interests		4 941	5 885
Total equity		159 248	225 795
Long-term debt	17	147 511	127 350
Lease liabilities*	18	15 825	7 445
Long-term provisions	35	21 857	17 622
Post-retirement benefit obligations	37	14 691	12 708
Long-term deferred income		842	924
Long-term financial liabilities	43	5 620	1 440
Deferred tax liabilities	15	20 450	27 586
Non-current liabilities		226 796	195 075
Short-term debt**	19	43 468	3 783
Short-term provisions	36	2 202	3 289
Tax payable	14	665	1 039
Trade and other payables	29	35 757	39 466
Short-term deferred income		579	210
Short-term financial liabilities	43	4 271	765
Bank overdraft	31	645	58
Current liabilities		87 587	48 610
Liabilities in disposal groups held for sale	12	5 531	488
Total equity and liabilities		479 162	469 968

*                           2019 includes finance leases under IAS 17.

**                    Includes short-term portion of long-term debt and lease liabilities.

The notes on pages 7 to 110 are an integral part of these Consolidated Financial Statements.

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June

			Share-
		Share	based		Foreign	Cash flow	Remeasurement
	Share	repurchase	payment	Investment	currency	hedge	on post-			Non-
	capital	programme	reserve	fair value	translation	accounting	retirement	Retained	Shareholders’	controlling	Total
	Note 16	Note 16	Note 39	reserve	reserve	reserve	benefits	earnings	equity	interests	equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2017	29 282	(2 641)	(12 525)	33	23 285	(647)	(1 790)	176 714	211 711	5 523	217 234
Transactions with non-controlling shareholders	—	—	—	—	—	—	—	—	—	(51)	(51)
Movement in share-based payment reserve	—	—	989	—	—	—	—	—	989	—	989
Unwind of Sasol Inzalo transaction	(12 698)	—	6 999	—	—	—	—	6 256	557	(557)	—
Long-term incentives vested and settled	—	—	(605)	—	—	—	—	605	—	—	—
Implementation of Sasol Khanyisa transaction	1 832	—	1 121	—	—	—	—	—	2 953	—	2 953
Repurchase of shares	(2 641)	2 641	—	—	—	—	—	—	—	—	—
Total comprehensive income for the year	—	—	—	10	5 215	827	(54)	8 729	14 727	1 433	16 160
profit	—	—	—	—	—	—	—	8 729	8 729	1 417	10 146
other comprehensive income for the year	—	—	—	10	5 215	827	(54)	—	5 998	16	6 014
Dividends paid	—	—	—	—	—	—	—	(7 952)	(7 952)	(725)	(8 677)
Balance at 30 June 2018	15 775	—	(4 021)	43	28 500	180	(1 844)	184 352	222 985	5 623	228 608
Disposal of business	—	—	—	—	(52)	—	—	—	(52)	—	(52)
Movement in share-based payment reserve	—	—	1 552	—	—	—	—	—	1 552	—	1 552
Share-based payment expense	—	—	707	—	—	—	—	—	707	—	707
Sasol Khanyisa transaction	—	—	952	—	—	—	—	—	952	—	952
Deferred tax	—	—	(107)	—	—	—	—	—	(107)	—	(107)
Unwind of Sasol Inzalo transaction	(5 887)	—	3 452	—	—	—	—	1 063	(1 372)	—	(1 372)
Repurchase of shares	(5 887)	—	5 887	—	—	—	—	—	—	—	—
Final distribution to Sasol Inzalo Public	—	—	—	—	—	—	—	(1 372)	(1 372)	—	(1 372)
Share-based payment reserve to retained earnings	—	—	(2 435)	—	—	—	—	2 435	—	—	—
Long-term incentives vested and settled	—	—	(573)	—	—	—	—	573	—	—	—
Total comprehensive income for the year	—	—	—	89	1 530	(180)	(360)	4 298	5 377	1 785	7 162
profit	—	—	—	—	—	—	—	4 298	4 298	1 776	6 074
other comprehensive income for the year	—	—	—	89	1 530	(180)	(360)	—	1 079	9	1 088
Dividends paid	—	—	—	—	—	—	—	(8 580)	(8 580)	(1 523)	(10 103)
Balance at 30 June 2019	9 888	—	410	132	29 978	—	(2 204)	181 706	219 910	5 885	225 795
Adjustment on initial application of IFRS 16, net of tax*	—	—	—	—	—	—	—	(290)	(290)	—	(290)
Restated balance at beginning of period	9 888	—	410	132	29 978	—	(2 204)	181 416	219 620	5 885	225 505
Movement in share-based payment reserve	—	—	1 938	—	—	—	—	—	1 938	—	1 938
Share-based payment expense	—	—	878	—	—	—	—	—	878	—	878
Sasol Khanyisa transaction	—	—	1 068	—	—	—	—	—	1 068	—	1 068
Deferred tax	—	—	(8)	—	—	—	—	—	(8)	—	(8)
Long-term incentives vested and settled	—	—	(614)	—	—	—	—	614	—	—	—
Total comprehensive (loss)/income for the year	—	—	—	(83)	25 871	(1 771)	(128)	(91 109)	(67 220)	(134)	(67 354)
loss	—	—	—	—	—	—	—	(91 109)	(91 109)	(163)	(91 272)
other comprehensive income for the year	—	—	—	(83)	25 871	(1 771)	(128)	—	23 889	29	23 918
Dividends paid	—	—	—	—	—	—	—	(31)	(31)	(810)	(841)
Balance at 30 June 2020	9 888	—	1 734	49	55 849	(1 771)	(2 332)	90 890	154 307	4 941	159 248

*            The adjustment on initial application of IFRS 16 ‘Leases’ relates to the derecognition of the IAS 17 finance lease of Oxygen Train 17 and the recognition of the embedded derivative in the Oxygen Train 17 agreement with Air Liquide. Refer to note 1 for the impact of the adoption of IFRS 16.

The notes on pages 7 to 110 are an integral part of these Consolidated Financial Statements.

STATEMENT OF CASH FLOWS

for the year ended 30 June

		2020	2019	2018
	Note	Rm	Rm	Rm
Cash receipts from customers		196 798	203 613	178 672
Cash paid to suppliers and employees		(154 414)	(152 215)	(135 795)
Cash generated by operating activities	32	42 384	51 398	42 877
Dividends received from equity accounted investments	24	208	1 506	1 702
Finance income received	8	792	682	1 565
Finance costs paid*	8	(7 154)	(6 222)	(4 797)
Tax paid	14	(5 659)	(3 946)	(7 041)
Cash available from operating activities		30 571	43 418	34 306
Dividends paid	34	(31)	(9 952)	(7 952)
Dividends paid to non-controlling shareholders in subsidiaries		(810)	(1 523)	(725)
Cash retained from operating activities		29 730	31 943	25 629
Additions to non-current assets		(41 935)	(56 734)	(55 891)
additions to property, plant and equipment	20	(601)	(1 229)	(714)
additions to assets under construction	21	(34 544)	(54 552)	(52 635)
additions to other intangible assets		(19)	(19)	(35)
decrease in capital project related payables		(6 771)	(934)	(2 507)
Cash movements in equity accounted investments		(284)	66	(164)
Proceeds on disposals and scrappings	11	4 285	567	2 316
Net cash disposed of on disposal of businesses	11	—	—	(36)
Acquisition of interest in equity accounted investments	24	(512)	—	—
Purchase of investments		(121)	(222)	(124)
Proceeds from sale of investments		483	142	114
Increase in long-term receivables		(466)	(231)	(194)
Cash used in investing activities		(38 550)	(56 412)	(53 979)
Proceeds from long-term debt	17	36 487	93 884	24 961
Repayment of long-term debt	17	(28 335)	(69 655)	(9 199)
Payment of lease liabilities	18	(2 061)	(345)	—
Proceeds from short-term debt	19	19 998	977	1 957
Repayment of short-term debt		(977)	(1 730)	(2 607)
Cash generated by financing activities		25 112	23 131	15 112
Translation effects on cash and cash equivalents		3 607	162	954
Increase/(decrease) in cash and cash equivalents		19 899	(1 176)	(12 284)
Cash and cash equivalents at the beginning of year		15 819	17 039	29 323
Reclassification to disposal groups held for sale and other long-term investments		(1 624)	(44)	—
Cash and cash equivalents at the end of the year	31	34 094	15 819	17 039

*            Included in finance costs paid is amounts capitalised to assets under construction. Refer note 8.

The notes on pages 7 to 110 are an integral part of these Consolidated Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

The Annual Financial Statements outlined below provide a full overview of our financial results, in the context of our strategy, while enabling more effective analysis of the group’s performance.

Segment information	7
Statement of compliance	11
Going concern	14

3                 EARNINGS

Operating and other activities
Turnover	19
Materials, energy and consumables used	20
Employee-related expenditure	21
Translations (losses)/gains	22
Other operating expenses and income	22
Net finance costs	23
(Loss)/earnings and dividends per share	25
Remeasurement items affecting operating profit	26
Disposals and scrapping	33
Disposal groups held for sale	34

Taxation
Taxation	36
Tax paid	38
Deferred tax	38

16          SOURCES OF CAPITAL

Equity
Share capital	43

Funding activities and facilities
Long-term debt	44
Lease liabilities	48
Short-term debt	50

20          CAPITAL ALLOCATION AND UTILISATION

Investing activities
Property, plant and equipment	52
Assets under construction	57
Right of use assets	61
Long-term receivables and prepaid expenses	62
Equity accounted investments	62
Interest in joint operations	66
Interest in significant operating subsidiaries	67

Working capital
Inventories	69
Trade and other receivables	70
Trade and other payables	71
Decrease/(increase) in working capital	71

Cash management
Cash and cash equivalents	72
Cash generated by operating activities	73
Cash flow from operations	73
Dividends paid	73

34          PROVISIONS AND RESERVES

Provisions
Long-term provisions	75
Short-term provisions	77
Post-retirement benefit obligations	77
Cash-settled share-based payment provision	84

Reserves
Share-based payment reserve	85

39          OTHER DISCLOSURES

Contingent liabilities	92
Related party transactions	94
Subsequent events	96
Financial risk management and financial instruments	96

SEGMENT INFORMATION

			Exploration and
			Production						Performance						Deferred tax assets		Tax receivable		Post-retirement		Total per statement
	Mining		International		Energy		Base Chemicals		Chemicals		Group Functions		Total		and liabilities		and payable		benefit assets		of financial position
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
Non-current assets	27 096	26 485	17 733	13 542	47 270	67 325	50 821	141 160	116 830	126 949	9 311	6 655	269 061	382 116	31 665	8 563	—	—	467	1 274	301 193	391 953
Current assets*	2 169	1 809	2 114	2 475	23 793	19 727	72 236	19 478	43 589	25 007	28 649	8 789	172 550	77 285	—	—	5 419	730	—	—	177 969	78 015
Non-current liabilities	1 815	1 701	12 130	6 782	8 731	11 561	13 168	10 612	19 006	11 763	151 496	125 070	206 346	167 489	20 450	27 586	—	—	—	—	226 796	195 075
Current liabilities*	2 286	2 601	961	1 685	16 158	13 160	10 162	10 234	11 316	12 462	51 570	7 917	92 453	48 059	—	—	665	1 039	—	—	93 118	49 098

				Exploration and Production
	Mining			International			Energy			Base Chemicals			Performance Chemicals			Group Functions			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Income statement
External turnover	1 343	3 222	3 446	1 829	1 815	1 610	66 994	82 977	69 110	51 868	48 113	43 269	68 333	67 389	63 986	—	60	40	190 367	203 576	181 461
Total turnover	19 891	20 876	19 797	5 204	5 184	4 198	67 901	83 803	69 773	52 683	48 813	43 951	69 197	68 296	64 887	30	78	52	214 906	227 050	202 658
Intersegmental turnover	(18 548)	(17 654)	(16 351)	(3 375)	(3 369)	(2 588)	(907)	(826)	(663)	(815)	(700)	(682)	(864)	(907)	(901)	(30)	(18)	(12)	(24 539)	(23 474)	(21 197)
(Loss)/earnings before interest and tax	2 756	4 701	5 244	1 197	(889)	(3 683)	(6 678)	16 566	14 081	(70 804)	(1 431)	918	(24 455)	(7 040)	7 853	(13 046)	(2 210)	(6 666)	(111 030)	9 697	17 747
(Loss)/earnings attributable to owners of Sasol Limited	1 679	3 021	3 336	409	(1 800)	(4 168)	(4 784)	11 970	8 558	(51 334)	1 622	2 075	(16 713)	(3 516)	7 434	(20 366)	(6 999)	(8 506)	(91 109)	4 298	8 729
Effect of remeasurement items**	113	45	34	(30)	1 976	4 241	11 987	247	971	70 670	3 190	4 512	27 863	13 182	103	231	5	40	110 834	18 645	9 901
Depreciation and amortisation	2 080	1 805	1 677	1 478	1 582	1 465	5 333	5 331	4 817	6 481	4 788	4 422	6 322	3 739	3 299	881	723	745	22 575	17 968	16 425
Statement of cash flows
Cash flow from operations (note 33)	5 143	7 025	6 877	3 238	2 528	2 665	12 980	23 247	17 158	5 954	6 343	9 017	11 343	9 743	12 303	(2 112)	102	(1 382)	36 546	48 988	46 638
Additions to non-current assets***	2 859	2 912	3 729	1 389	1 086	2 525	5 380	7 484	6 650	10 697	23 065	20 299	13 961	20 403	19 384	878	850	797	35 164	55 800	53 384
Other disclosures
Capital commitments**	2 352	2 372	2 640	3 597	19 795	18 811	9 237	10 390	10 320	11 013	16 504	21 125	5 326	10 434	16 432	425	600	599	31 950	60 095	69 927

*              Includes assets/liabilities in disposal groups held for sale.

**         Excludes equity accounted investments.

***    Includes capital accruals.

GEOGRAPHIC SEGMENT INFORMATION

	Mining			Exploration and Production International			Energy			Base Chemicals			Performance Chemicals			Group Functions			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
External turnover*	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
– South Africa	—	—	—	—	—	—	62 568	77 345	65 827	20 696	22 561	21 336	1 264	1 049	1 297	—	—	—	84 528	100 955	88 460
– Rest of Africa	—	—	—	488	652	341	3 792	4 665	3 282	2 483	2 573	2 142	1 013	900	790	—	24	—	7 776	8 814	6 555
– Europe	1 158	2 819	2 691	655	924	985	634	967	1	8 494	7 324	7 037	33 339	33 168	33 008	—	—	—	44 280	45 202	43 722
– North America	—	—	—	686	239	284	—	—	—	11 498	8 039	5 894	19 869	19 459	16 926	—	—	—	32 053	27 737	23 104
– South America	—	—	—	—	—	—	—	—	—	721	584	513	1 292	1 501	1 415	—	—	—	2 013	2 085	1 928
– Asia, Australasia and Middle East	185	403	755	—	—	—	—	—	—	7 976	7 032	6 347	11 556	11 312	10 550	—	36	40	19 717	18 783	17 692
						—
Total operations	1 343	3 222	3 446	1 829	1 815	1 610	66 994	82 977	69 110	51 868	48 113	43 269	68 333	67 389	63 986	—	60	40	190 367	203 576	181 461

*                    The analysis of turnover is based on the location of the customer.

	Mining			Exploration and Production International			Energy			Base Chemicals			Performance Chemicals			Group Functions			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
(Loss)/earnings before interest and tax*	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
– South Africa	2 570	3 273	3 796	1 001	1 458	1 008	(8 098)	15 243	13 064	(14 756)	(843)	(3 213)	(2 743)	449	1 547	(14 107)	(1 004)	(7 617)	(36 133)	18 576	8 585
– Rest of Africa	—	—	—	(84)	164	(1 282)	1 423	259	926	(280)	120	416	71	189	22	691	(25)	553	1 821	707	635
– Europe	160	1 249	1	185	223	194	(338)	14	—	57	526	812	(742)	2 754	3 530	783	251	345	105	5 017	6 012
– North America	—	—	131	98	(2 739)	(3 595)	59	—	(1 010)	(55 160)	(1 724)	430	(21 370)	(11 844)	1 809	65	(1 436)	50	(76 308)	(17 743)	(2 316)
– South America	—	—	—	—	—	—	—	—	—	(114)	7	141	(77)	111	138	—	—	—	(191)	118	279
– Asia, Australasia and Middle East	26	179	—	(3)	5	(8)	276	1 050	1	(551)	483	2 332	406	1 301	807	(478)	4	3	(324)	3 022	4 552
			31						101
			7
Total operations**	2 756	4 701	5 244	1 197	(889)	(3 683)	(6 678)	16 566	14 081	(70 804)	(1 431)	918	(24 455)	(7 040)	7 853	(13 046)	(2 210)	(6 666)	(111 030)	9 697	17 747

*                    Includes equity accounted profits/(losses) remeasurement items and once-off share-based payment expenses.

**        Sasol adopted IFRS 16 with effect from 1 July 2019 using the modified retrospective approach, comparative numbers have not been restated.

Non-current assets

	2020	2019	2018
for the year ended 30 June	Rm	Rm	Rm
– South Africa	111 549	147 688	143 493
– Rest of Africa	18 896	19 323	18 443
– Europe	18 948	15 944	15 389
– North America	107 700	189 560	165 742
– South America	1	1	1
– Asia, Australasia and Middle East	11 967	9 600	9 316
Total operations	269 061	382 116	352 384
Deferred tax asset	31 665	8 563	4 096
Post-retirement benefit assets	467	1 274	1 498
Total non-current assets	301 193	391 953	357 978

REPORTING SEGMENTS

The group has six main reportable segments that reflects the structure used by the President and Chief Executive Officer to make key operating decisions and assess performance. The group’s reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market (referred to as business segments). The group evaluates the performance of its reportable segments based on earnings before interest and tax (EBIT).

The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer.

Operating business units

Mining

Mining is responsible for securing coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. Coal is sold for gasification and utility purposes to Secunda Synfuels, for utility purposes to Sasolburg Operations; and to third parties in the export market.

Mining sells coal under both long- and short-term contracts at a price determinable from the agreements. Turnover is recognised upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the control passes to the customer. Prices are fixed or determinable and collectability is probable.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Control passes to the customer

Free on Board	At the point in time when the coal is loaded onto the vessel at Richards Bay Coal Terminal; the customer is responsible for shipping and handling costs.

The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

Exploration and Production International

Exploration and Production International (E&PI) develops and manages the group’s upstream interests in oil and gas exploration and production in Mozambique, South Africa, Canada and Gabon.

E&PI sells Mozambican gas under long-term contracts to both Sasol and external customers, condensate on short-term contracts and Canadian gas into the market at spot prices. Oil is sold to customers under annual contracts. Prices are determinable from the agreements and on the open market.

Delivery terms	Control passes to the customer

On-delivery	At the point in time when the:

• Gas reaches the inlet coupling of the customer’s pipeline.

• Condensate is loaded onto the customer’s truck.

• Oil passes into the inlet flange of the customer vessel’s intake pipe.

These are the points when the customer controls the gas, condensate, or oil, or directs the use of it. The customer is responsible for transportation and handling costs in terms of gas, condensate and oil.

Strategic business units

Performance Chemicals

Performance Chemicals markets commodity and differentiated performance chemicals. The key product lines are organics, waxes and advanced materials. These are produced in various Sasol production facilities around the world.

Base Chemicals

Base Chemicals markets commodity chemicals based on the group’s upstream Fischer-Tropsch, ethylene, propylene and ammonia value chains. The key product lines are polymers, solvents and ammonia-based explosives and fertilisers. These are produced in various Sasol production facilities around the world.

The Base and Performance Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised upon delivery which, in accordance with the related contract terms, is the point at which control transfer to the customer. Prices are determinable and collectability is probable.

The point of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Control passes to the customer:

Ex-tank sales	At the point in time when products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.

Ex-works	At the point in time when products are loaded into the customer’s vehicle or unloaded at the seller’s premises.

Carriage Paid To (CPT); Cost Insurance Freight	Products — CPT: At the point in time when the product is delivered to a specified location or main carrier.

(CIF); Carriage and	Products — CIF, CIP and CFR: At the point in time when the products are loaded into the transport vehicle.

Insurance Paid (CIP); and Cost Freight Railage (CFR)

Carriage, freight and insurance: Over the period of transporting the products to the customer’s nominated place — where the seller is responsible for carriage, freight and insurance costs, which are included in the contract.

Free on Board	At the point in time when products are loaded into the transport vehicle; the customer is responsible for shipping and handling costs.

Delivered at Place	At the point in time when products are delivered to and signed for by the customer.

Consignment Sales	As and when products are consumed by the customer.

Energy

Energy is responsible for the sales and marketing of liquid fuels, pipeline gas and electricity. In South Africa, Energy sells approximately nine billion liters of liquid fuels annually, blended from fuel components produced by the Secunda Synfuels operations, crude oil refined at Natref, as well as some products purchased from other refiners. Energy markets approximately 55 billion standard cubic feet (bscf) of natural and methane-rich gas a year.

Energy sells liquid fuel products under both short- and long-term agreements for both retail sales and commercial sales, including sales to other oil companies. The prices for retail sales are regulated and fixed by South African law. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover for the supply of fuel is based on measurement through a flow-meter into customers’ tanks. Turnover is derived from the sale of goods produced by the operating facilities and is recognised when, in accordance with the related contract terms, control passes to the customer. Prices are fixed or determinable and collectability is probable. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the products. Turnover is also derived from the rendering of engineering services to external partners in joint ventures upon the proof of completion of the service.

Gas is sold under long-term contracts at a price determinable from the supply agreements in accordance with the pricing methodology used by the National Energy Regulator of South Africa (NERSA). Gas analysis and tests of the specifications and content are performed prior to delivery.

Turnover is recognised under the following arrangements:

Service/good	Delivery terms	Control passes to the customer:
Sale of fuel	On-delivery	At the point in time when the fuel is delivered onto the rail tank car, road tank truck or into the customer pipeline.

	Free Carrier	At the point in time when the goods are unloaded to the port of shipment; Sasol is not responsible for the freight and insurance.

	Carriage Paid To	Products: At the point in time when the product is delivered to a specified location or main carrier.

Freight: Over the period of transporting the goods to the customer’s nominated place — where the seller is responsible for freight costs, which are included in the contract.

Sale of gas	On-delivery	At the point in time when the gas has reached the inlet coupling of the customer’s pipeline.

Sale of electricity	On-delivery	At the point in time when the electricity passes through the supply points to the customer’s transmission line.

The Energy business also develops, implements and manages the group’s international business ventures based on Sasol’s proprietary gas-to-liquids (GTL) technology. Sasol holds 49% in ORYX GTL in Qatar. We disposed of our indirect shareholding in Escravos GTL (EGTL) in Nigeria during June 2020.

Group Functions

Group Functions includes head office and centralised treasury operations.

1             Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the South African Companies Act, 2008. The consolidated financial statements were approved for issue by the Board of Directors on 17 August 2020 and will be presented to shareholders at the Annual General Meeting on 20 November 2020.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million.

The consolidated financial statements are prepared on the going concern basis. Refer to note 2.

The comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2019, except for the adoption of IFRS 16 ‘Leases’ and the Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosure’, and IFRIC 23 ‘Uncertainty Over Income Tax Treatments’ with effect from 1 July 2019. The amendments to IFRS 9, IAS 39, IFRS 7 and IFRIC 23 were applied prospectively. These accounting policies are consistently applied throughout the group.

Accounting standards, interpretations and amendments to published accounting standards

IFRS 16 ‘Leases’

IFRS 16 replaces IAS 17 ‘Leases’ as well as three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC-15 ‘Operating Leases — Incentives’ and SIC-27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’).

IFRS 16 introduces a single lease accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right of use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

Sasol adopted IFRS 16 with effect from 1 July 2019 using the modified retrospective approach, which allows the cumulative effect of initially applying the standard to be recognised in equity as an adjustment to the opening retained earnings at adoption date, with no restatement of comparative financial information required. The adoption of the standard has a material effect on the group’s financial statements, significantly increasing the group’s recognised assets and liabilities.

IFRS 16 provides a revised definition for leases whereby contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration are accounted for as leases.

Sasol reviewed contracts previously classified as leases under IAS 17 to determine whether the contract contains a lease on adoption date, and evaluated whether any significant contracts not previously accounted for as leases contained a lease under IFRS 16.

At 1 July 2019, additional lease liabilities were recognised for leases previously classified as operating leases under IAS 17. These lease liabilities were measured at the present value of lease payments over the remaining reasonably certain lease period, discounted using entity-specific incremental borrowing rates as of 1 July 2019. The discount rates incorporate factors such as the lessee’s country of operation, the lease term, the nature of the asset and the commencement date of the lease. On transition, the incremental borrowing rates applied in deriving the total lease liability range from 8,2% to 11,5% (South African rand denominated leases), 0,9% to 8,1% (Eurasia) and 3,7% to 5,6% (United States).

On 1 July 2019, a corresponding right of use asset was recognised for an amount equal to the aforementioned lease liability, adjusted for any prepaid or accrued lease payment on the contract as at 30 June 2019, as well as for any restoration obligation. In terms of the transition options allowed by IFRS 16, leases with a remaining contract period of less than 12 months from adoption date were not recognised on the statement of financial position but continue to be expensed through the income statement on a straight-line basis. As allowed practical expedients in IFRS 16, initial direct costs were excluded from the measurement of the right of use asset at adoption date, a single discount rate was used in certain instances for a portfolio of leases with reasonably similar characteristics, hindsight was used in the determination of the lease term in the case of renewal or termination options and relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review to determine that no onerous contracts existed at 1 July 2019.

With the application of the definition of leases contained in IFRS 16, certain contracts previously accounted for as operating or finance leases under IAS 17 are no longer accounted for as leases, but rather as service contracts. This was mainly where it was determined that Sasol do not control how and for what purpose the asset is used. For leases previously classified as finance leases, the respective right of use assets and lease liabilities were measured at adoption date at the same amounts as under IAS 17 immediately preceding the adoption of IFRS 16.

The impact of the adoption of IFRS 16 on the group’s statement of financial position at 1 July 2019 is as follows:

	30 June 2019 Rm	IFRS 16 Impact Rm	1 July 2019 Rm
Assets
Property, plant and equipment	233 549	(7 417)	226 132
Assets under construction	127 764	(71)	127 693
Right of use assets	—	16 045	16 045
Goodwill and other intangible assets	3 357	—	3 357
Equity accounted investments	9 866	—	9 866
Other long-term investments	1 248	—	1 248
Post-retirement benefit assets	1 274	—	1 274
Long-term receivables and prepaid expenses	6 317	(191)	6 126
Long-term financial assets	15	—	15
Deferred tax assets	8 563	—	8 563
Non-current assets	391 953	8 366	400 319
Assets in disposal groups held for sale	2 554	—	2 554
Inventories	29 646	—	29 646
Tax receivable	730	—	730
Trade and other receivables	28 578	(13)	28 565
Short-term financial assets	630	—	630
Cash and cash equivalents	15 877	—	15 877
Current assets	78 015	(13)	78 002
Total assets	469 968	8 353	478 321
Equity and liabilities
Shareholders’ equity	219 910	(290)	219 620
Non-controlling interests	5 885	—	5 885
Total equity	225 795	(290)	225 505
Long-term debt	127 350	(1 005)	126 345
Lease liabilities	7 445	7 933	15 378
Long-term provisions	17 622	—	17 622
Post-retirement benefit obligations	12 708	—	12 708
Long-term deferred income	924	(152)	772
Long-term financial liabilities	1 440	624	2 064
Deferred tax liabilities	27 586	(111)	27 475
Non-current liabilities	195 075	7 289	202 364
Liabilities in disposal groups held for sale	488	—	488
Short-term debt	3 783	1 383	5 166
Short-term provisions	3 289	—	3 289
Tax payable	1 039	—	1 039
Trade and other payables	39 466	(29)	39 437
Short-term deferred income	210	—	210
Short-term financial liabilities	765	—	765
Bank overdraft	58	—	58
Current liabilities	49 098	1 354	50 452
Total equity and liabilities	469 968	8 353	478 321

1             Statement of compliance continued

The application of the new standard has a significant impact on the presentation and timing of expenditure.

Under IFRS 16, expenses related to leases previously classified as operating leases are now recognised in the income statement over the lease term as amortisation of the right of use asset and interest expense relating to the lease liability, whereas these expenditures were previously predominantly disclosed as expenditure on ‘Selling and distribution costs’, ‘Maintenance expenditure’ and ‘Other operating expenses’ on a straight-line basis.

Following the adoption of IFRS 16, payments relating to leases previously classified as operating leases are presented under cash flow from financing activities, representing the payment of principal, and as operating cash flows, representing the payment of interest. Under IAS 17, these payments were primarily reflected as cash flows from operating activities.

The following table provides a reconciliation of the operating lease commitments and finance lease liabilities recognised as at 30 June 2019 to the total lease liability recognised on the group balance sheet in accordance with IFRS 16 as at 1 July 2019.

Rm
Operating lease commitments disclosed as at 30 June 2019	24 081
Short-term leases not recognised as a liability	(144)
Low-value leases not recognised as a liability	(18)
Discounting at lessee’s incremental borrowing rate	(11 835)
Discounted operating lease commitments as at 30 June 2019	12 084
Finance lease liabilities recognised as at 30 June 2019	7 770
Contracts reassessed as not being lease contracts	(3 850)
Adjustments as a result of different treatment of extension and termination options	1 408
Other	(305)
Lease liabilities recognised as at 1 July 2019	17 107
Non-current	15 378
Current	1 729

Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosure’

These amendments provide certain reliefs in connection with interest rate benchmark (IBOR) reform. The reliefs relate to hedge accounting and have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. The IBOR reform amendment was early adopted. The adoption of these amendments had no impact on the group’s financial statements.

IFRIC 23 ‘Uncertainty over Income Tax Treatments’

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied where there is uncertainty over income tax treatments. The adoption of IFRIC 23 had no impact on the group at 30 June 2020.

Accounting standards, interpretations and amendments not yet effective

Amendments to IFRS 3 ‘Business Combination’

The amendments narrow and clarify the definition of a business. They also permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments are effective for the group from 1 July 2020, will be applied prospectively and are not expected to significantly impact the group.

Amendments to IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’

The amendments clarify and align the definition of ‘material’ and provide guidance to help improve consistency in the application of that concept whenever it is used in IFRS Standards. The amendments are effective for the group from 1 July 2020, will be applied prospectively and are not expected to significantly impact the group.

IFRS 17 ‘Insurance Contracts’

IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 ‘Insurance Contracts’. IFRS 17 is effective for the group from 1 July 2023, will be applied prospectively and is not expected to significantly impact the group.

Amendments to IAS 1 ‘Presentation of Financial Statements’

The amendments provide guidance on the classification of liabilities as current or non-currents in the statement of financial position and does not impact the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. They clarify that the classification of liabilities as current or non-current should be based on rights that are in place at the end of the reporting period which enable the reporting entity to defer settlement by at least twelve months. The amendments further make it explicit that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments are effective for the group from 1 July 2023, will be applied retrospectively and are not expected to significantly impact the group.

2             Going concern

Introduction

In determining the appropriate basis of preparation of the annual financial statements, the Directors are required to consider whether the Sasol Group (Group) can continue in operational existence for the foreseeable future.

Financial performance during the year

The financial performance of the Group was significantly impacted by an unprecedented set of combined challenges driven by significant decline in global oil and chemical prices and the global COVID-19 pandemic. Due to the global economic lockdowns associated with COVID-19, the Group experienced a substantial decline in demand for products, particularly in South Africa, and therefore temporarily reduced production rates at SSO in Secunda and suspended production at Natref in Sasolburg.

These events came at a time when the balance sheet was under severe pressure due to the additional expenditure required to complete the LCCP. At 30 June 2020, the balance sheet reached peak gearing at 114,5% and Net debt EBITDA, of 4,3 times (based on the Revolving Credit facility and US dollar Term Loan covenant definition).

The ability of the Group to meet its debt covenant requirements at 31 December 2020 and 30 June 2021 and repay debt as it becomes due is dependent on the timing and quantum of cash flows from operations, the ability to realise cash through a combination of asset disposals, or part thereof, and the successful raising of equity.

The Group reported a loss for the year of R91,3 billion, which compares to earnings of R6,1 billion, for the prior year. The loss in 2020 is mainly attributable to:

•    Lower oil prices with Brent crude oil averaging US$51,22/bbl, and reaching a high of US$69,96/bbl and a low of US$13,24/bbl and a moderately weak average exchange rate of R15,69/US dollar. The rand per barrel price of Brent crude oil decreased by 18% to R803,64/bbl compared to R974,55/bbl in the prior year;

•    The 18% decrease in the rand per barrel price of Brent crude oil coupled with softer global chemical prices and lower refining margins negatively impacted the total realised gross margins particularly during the second half of the year;

•    Impairments of R111,6 billion due to the lower oil and chemicals price outlook. R72,6 billion (US$4,2 billion) of this amount related to an impairment of the Base Chemicals portfolio within Sasol Chemicals USA which has been classified as a disposal group held for sale as a result of the advanced stage of the partnering process. The remaining amount of R38,8 billion relates to impairments of other assets mainly in South Africa.

•    Lower production volumes across the value chain mainly due to COVID-19. SSO reported a 3% decline in volumes and Natref production decreased by 22% compared to the prior year. At both of these operations, production was cut back due to the lower demand in South Africa;

•    Outside of South Africa, the ORYX GTL joint venture reported a 57% utilisation which is significantly lower than the historical performance of between 80% to 110%. The lower utilisation rate was due to a planned extended shutdown. In the US, the operations performed in line with expectations. However, the Group’s earnings were impacted by the mismatch between full year depreciation charges and costs with revenue being disproportionate due to the ramping up of most of the LCCP units which reached beneficial operations during 2020; and

•    This performance was partially offset by a resilient performance by the chemicals businesses which reported an increase in volumes, largely due to higher demand for surfactants and LCCP volumes.

In March 2020, Sasol announced a comprehensive response plan to stabilise the Group in the short-term. This entailed:

•    Conserving cash through self-help management actions in operational and capital expenditure of US$1 billion in 2020, with a further US$1 billion in 2021;

•    Accelerating asset disposals and delivering proceeds in excess of the targeted US$2 billion; and

•    Pursuing a rights issue of up to US$2 billion.

By 30 June 2020, the Group had exceeded the self-help management actions target of US$1 billion by reducing external expenditure and saving costs across various human capital levers, optimising working capital and capital expenditure by curtailing discretionary capital and keeping sustenance capital at the minimum level required to ensure safe and reliable operations.

At 30 June 2020, the group had cash and cash equivalents (excluding restricted cash) of R32,3 billion and available facilities of R10,5 billion. Refer note 17.

The Board has considered management’s plans and appointed an international external advisor to assist with the risks related to going concern, the timing and successful execution of asset disposal transactions to ensure that the debt covenants are met as well as the credibility of the plans presented by management.

The Board has appointed capital market advisors and is considering various capital raising alternatives. In assessing the various options available to reduce debt, the Board is mindful of the impact that different potential disposals may have on the business’s cash flow generation thereafter and believes that a rights issue of up to US$2 billion will still be required.

The Board has no intention to cease trading, curtail operations or liquidate the businesses, other than planned asset disposals which are aligned with the Group’s revised strategy to create a more focused portfolio.

Timing and success of asset disposals

As part of the asset review programme, the Group has identified numerous assets which could be disposed of, entirely or partially, and has embarked on various simultaneous initiatives to potentially dispose of these assets in a structured manner and at prices in line with the balance sheet, shareholder value and strategic objectives. Non-binding expressions of interest have been received in relation to some operations and assets which are expected to generate significant cash to enable the Group to meet its debt reduction milestones.

2             Going concern continued

The Group has made progress on the expanded and accelerated asset disposal programme by securing US$600 million of proceeds. In 2020, the Group sold 51% of its interest in the explosives business by establishing a joint venture with Eneax and sold its indirect equity interest in the Escravos GTL project in Nigeria. Subsequent to 30 June 2020, Sasol signed an exclusive negotiation agreement with Air Liquide for the sale of 16 air separation units, including the cooling tower linked to train 16, located in Secunda. The proceeds of this disposal will amount to approximately R8,5 billion.

The Group has classified R78,7 billion as net assets and liabilities in disposal groups held for sale at 30 June 2020 and expects these disposal transactions will be completed within the next 12 months. Included in net assets and liabilities in disposal groups held for sale is R68,6 billion relating to the Base Chemicals portfolio within Sasol Chemicals USA. Partnering in the Base Chemicals portfolio represents a significant step forward in delivering the asset disposal lever of the Group’s comprehensive response plan announced on 17 March 2020. Proceeds from the disposal, combined with the progress with self-help measures, should make a meaningful and positive impact on Sasol’s financial prospects, principally as a result of the intended use of disposal proceeds to settle debt with payment obligations within the next 12 to 24 months.

The next debt maturity is the syndicated loan of R17,3 billion (US$1 billion) which matures in June 2021. This loan will be repaid from asset disposal proceeds. Refer to Note 17 for details of other loans and facilities.

As the Group operates in different businesses and geographies, the future cash generation and resultant debt levels could vary vastly in cases where different asset disposal options are decided on. Proceeds from assets sold in South Africa would require approval from the South African Reserve Bank to pay off US Dollar denominated debt and therefore the matching of currency from proceeds to reduce debt has to be carefully considered. It is also not clear on the timing of asset disposals, given the current economic conditions.

Rights issue

The Company will also pursue a rights issue of up to US$2 billion in the second half of financial year 2021 as the final step of the comprehensive response plan. The rights issue should allow Sasol to operate sustainably within its covenant thresholds and deliver on its strategy going forward. The exact amount of the rights issue and its timing is subject to prevailing operating and market conditions as well as other initiatives, such as further disposals, that Sasol may implement consistent with its Future Sasol strategic reset.

Strategic reset

A key part of the comprehensive response plan was to look beyond near-term measures and position the business for sustained profitability in a low oil price environment. This entailed reviewing and updating the strategy to bring greater focus to the portfolio and transition Sasol to a lower-carbon future. The Future Sasol will comprise two market focused businesses, Chemicals and Energy. A key decision as a result of this is the discontinuation of all oil growth activities in West Africa and resizing the upstream portfolio to focus on gas. The revision of the strategy aims to have a greater focus on enhanced cash generation, value realisation for all stakeholders and business sustainability.

The Group is in the process of developing targets with plans to reset the capital structure, improve business performance and margins and reduce the overheads by streamlining the Corporate Centre. As part of the strategic reset plan presented to the Board, future profitability and cash generation forecasts support a sustainable business going forward. The forecasts and process followed to develop the targets have been reviewed by independent international external advisors appointed by the Board.

Management expects to share these targets with stakeholders during November 2020, once the formal review processes have been completed.

Solvency and Liquidity

As a result of the liquidity constraints, weak trading environments and the risk of a second COVID-19 outbreak, the Board undertook a comprehensive assessment of the Group, including the Group’s solvency and liquidity status.

Solvency

At 30 June 2020, after impairments, the valuations of the Group’s assets indicate that their fair values exceed their carrying values as well as the external debt. The asset base of the Group comprises mainly tangible assets with significant value, reflected in the records of the underlying businesses.

As such, the Board is of the view that given the significant headroom in the fair value of the assets over the fair value of the liabilities (including contingent liabilities), the Group is solvent as at 30 June 2020 and at the date of this report.

Liquidity management

Although still cash positive, the Group has limited cash flow available to cover operating expenses, interest and capital expenditure at 30 June 2020. As outlined to stakeholders previously, this was mainly due to the oil price collapse and COVID-19 economic impacts which came at a time when the balance sheet was at peak gearing due to expenditure incurred to complete the LCCP. Additionally, the Group’s credit rating was downgraded as a result of the impact of the COVID-19 pandemic on global growth and the volatility in the oil price. The cost of some of the Group’s floating rate debt is partly linked to the credit rating. The revised credit rating profile will therefore result in an increase in finance costs from existing facilities of approximately US$50 million per annum.

The ability of the Group to meet its debt covenant requirements at 31 December 2020 and 30 June 2021 and repay debt as it becomes due is dependent on the timing and quantum of cash flows from operations, the ability to realise cash through a combination of asset disposals, or part thereof, and the successful raising of equity.

To address the risk of short-term cash pressure, management has prepared budgets for 2021 and 2022, as well as a robust liquidity model which includes cash flow forecasts covering a period of nine months from the date of these financial statements.

The Group liquidity model is a monthly consolidation of the Group’s individual business cash flow forecasts. The cash flows forecasts are based on estimated free cash flow from operations, on a monthly basis, for the upstream Mining and Oil and Gas Exploration entities, the manufacturing operations globally and the selling business units, being Base Chemicals, Performance Chemicals and Energy. The cash flow forecasts have been adjusted for planned disposals over the next 12 months.

The cash flow forecasts are prepared monthly and reviewed by management. They are evaluated against forecasted expectations and variances are monitored and scrutinised. Various scenarios and stress testing analysis are performed to test the robustness of the cash flow forecasts. To address future possible cash outflows, detailed performance and operational liquidity improvement initiatives have been developed, with their implementation regularly monitored. The forecasts and any variances are presented to the Board at least on a quarterly basis or more frequently as required.

Performance and liquidity improvement initiatives undertaken during 2020 and will continue into 2021:

The following steps were taken to stabilise the business and improve the liquidity position:

•    Revising the strategy — Clear portfolio choices, including a decision to stop all oil growth activities in West Africa has resulted in immediate cash and capital savings which will be sustainable, beyond 2020;

•    Weekly “cash war room” — On a weekly basis, management reviewed the monthly cash forecast relative to actions being taken to reduce or defer cash outflows, and understand the forecast cash position of the Company for the next six months;

•    Hedging activities — The Group continued to execute on its hedging programme and focused on covering its exposure to oil, the Rand/US dollar exchange rate and ethane prices as the three key drivers which impact on profitability;

•    Cost reduction — The necessity and quantum of expenditure in this fiscal year was challenged on a top down and bottoms up basis and a substantial cost reduction work stream was implemented to reduce external spend with a focus on all discretionary expenditure;

•    Human capital levers — A moratorium was implemented on external recruitment to fill non-critical vacancies and on the use of hired labour and consultants for non-critical activities. In parallel, short-term incentive payments were ceased for 2020 whilst salary sacrifices were implemented on a sliding scale with suspension of employer contributions to the various retirement funds for an initial period of eight months up to December 2020;

•    Capital optimisation — Capital expenditure was reduced substantially by curtailing discretionary capital whilst keeping sustenance capital at the minimum level required to ensure safe and reliable operations. Capital in excess of R5 billion was deferred in 2020 through prioritisation using a risk-based approach and use of digitalisation;

•    Working capital — The Group has been able to contribute positively to cash on hand through the recovery of long- outstanding debtors, managing of payables and maintaining an optimal inventory levels. Working capital is, and continues to be, tracked and measured on a monthly basis; and

•    Tax — Certain tax payments were deferred as part of a COVID-19 cash relief measures as agreed with the relevant tax authorities.

In addition, the Group signed a covenant waiver with its lenders in June 2020. In the waiver agreement, the lenders agreed to waive the covenant at June 2020 and lift the December 2020 covenant from a Net debt: EBITDA of 3,0 times to 4,0 times. The Net debt: EBITDA covenant at 30 June 2021 is 3,0 times.

This additional flexibility is consistent with Sasol’s broader capital allocation framework and subject to conditions which are customary for such covenant amendments. These include provisions to prioritise debt reduction at this time, commitments that there will be no dividend payments nor acquisitions while Sasol’s leverage is above 3,0 times Net debt: EBITDA and that the 2021 capital expenditure will not exceed the forecast level of R21 billion by more than 10%. Sasol will also reduce the size of its facilities as debt levels are reduced, whilst continuing to maintain a strong liquidity position.

At 30 June 2020, the Group had access to facilities of R199,9 billion, of which R189,4 billion was utilised. Refer to note 17 for more detail.

Estimates and judgements considered within the liquidity assessment

Management has considered a number of estimates, judgements and assumptions in performing the liquidity assessments, the most significant of which are listed and expanded upon below:

•    The Group has applied macroeconomic assumptions in the cash flow forecast and has modelled a Brent crude oil price of US$42/bbl (in real terms) and a Rand/US dollar exchange rate of R15,47 in 2021. These assumptions are applied across the Group to ensure a consistent forecasting base;

•    The Group assumed a working capital percentage of 16%, compared to the 12% achieved in 2020. The Group will monitor if the initiatives implemented in 2020 to reduce working capital are sustainable before adjusting this assumption;

•    Sasol has applied a 50% partnering of the Base Chemicals portfolio adjustment within Sasol Chemicals USA in 2021 and as such has proportionately downward adjusted the earnings contribution from this asset. The potential proceeds have been assumed to be applied to the repayment of debt in the cash flow forecast. The transaction is at an advanced stage and management believes that the closing of the transaction by December 2020 is probable. In the event that the disposal transaction is not successful, the Board will consider the sale of other enabling and core assets to meet its covenants requirements in December 2020 and June 2021. The standby underwriting agreement entered into in March 2020 is subject to a number of conditions including significant progress in Sasol’s expanded and accelerated asset disposal programme measured from March 2020. The timing and successful execution of the disposal of the Base Chemicals portfolio within Sasol Chemicals USA therefore places doubt on the Group’s going concern assumption. The Board has engaged with two corporate finance advisors to assist with reviewing and executing of this disposal transaction and receives feedback on a weekly basis from management. A committee of the Board, led by the Chairman of the Board, has been established to oversee the asset disposal process. The independent valuations of the assets considered for disposal and results of the due diligence are presented to this committee for review. The focus of the committee is to ensure that assets are sold at fair value;

•    Continue with the oil hedging programme. For the first quarter of 2021, approximately 80% of SSO’s liquid fuels exposure was hedged, translating to 6 million barrels. Oil hedges for the remainder of 2021 are in progress with 5,5 million hedged barrels using put options;

•    LCCP units ramp up in line with expectation and ethane prices are between 30 to 35US cents per gallon;

•    Continued positive results in the short-term from the comprehensive response plan in 2021;

2             Going concern continued

•    The reduction in debt through the sale of assets and/or equity raising to meet the debt reduction milestones;

•    The availability of working capital facilities to cover any shortfall during planned annual shutdowns of operations;

•    Business operations resume to pre-COVID-19 levels in 2021; and

•    Full current liability repayments are forecast and considered within the liquidity model as an outflow, based on the expected timing of outflow, and a normalised working capital, relevant to the reduced business size, introduced due to asset disposals.

The Board remains focused on and committed to the strategic reset (Future Sasol) that is aimed at sustainably unlocking cash through gross margin improvements, cash cost reduction, significant reduction in overheads at the Corporate Office and optimisation of capital expenditure by 2025. The planned asset disposals combined with a rights issue and the Future Sasol are expected to result in a more sustainable and resilient capital structure and improved shareholder returns.

Conclusion

The Group incurred a consolidated net loss of R91 272 million during the year ended 30 June 2020 and its ability to meet its debt covenant requirements at 31 December 2020 and 30 June 2021 and repay debt as it becomes due is dependent on the timing and quantum of cash flows from operations, the ability to realise cash through a combination of asset disposals, or part thereof, and the successful raising of equity, that raise substantial doubt about its ability to continue as a going concern. The Group intends to realise cash through a combination of asset disposals, or part thereof, and the successful raise of equity.

Management believes that the net proceeds of any such transactions, together with cash flows from operations of the business, will be sufficient to meet its debt covenants at 31 December 2020 and 30 June 2021. There can be no assurance, however, that the Group will be able to complete these transactions.

The accompanying consolidated financial statements are prepared on a going concern basis and therefore do not include any adjustments that might result from the outcome of this uncertainty.

Sasol Limited Group

EARNINGS GENERATED FROM OPERATIONS

OPERATING AND OTHER ACTIVITIES

3                                         Turnover

for the year ended 30 June	2020 Rm	2019 Rm	2018* Rm
Revenue by major product line
Base Chemicals	51 868	48 113	43 262
Polymers	30 275	25 864	22 332
Solvents	13 226	13 178	12 948
Fertilisers and explosives	3 820	4 718	4 145
Other base chemicals(1)	4 547	4 353	3 837
Performance Chemicals	68 316	67 228	63 916
Organics	52 189	51 405	49 005
Waxes	8 927	8 474	8 456
Advanced materials	7 200	7 349	6 455
Upstream, Energy and Other
Coal	1 343	3 222	3 446
Liquid fuels and crude oil(2)	59 775	75 819	62 555
Gas (methane rich and natural gas) and condensate(2)	5 953	5 986	5 411
Other (Technology, refinery services)(3)	2 313	2 308	1 933
Revenue from contracts with customers(4)	189 568	202 676	180 523
Revenue from other contracts (franchise rentals, use of fuel tanks and fuel storage)	799	900	938
	190 367	203 576	181 461

*                 Sale of goods (2018 — R178 463 million), services rendered (2018 — R1 612 million) and other trading income (2018 — R1 386 million).

(1)         Phenolics, Ammonia and Speciality Gases.

(2)         Relate to the Exploration and Production International and Energy segments.

(3)         Other includes revenue in relation to different insignificant performance obligations mainly for the Energy segment.

(4)         Total turnover from our North American operations increased with 15,6% year-on-year, while the total turnover from the rest of the world decreased with 10%.

Accounting policies:

IFRS 15 applicable from 2019 onwards:

Revenue from contracts with customers is recognised when the control of goods or services has transferred to the customer through the satisfaction of a performance obligation. Group performance obligations are satisfied at a point in time and over time, however the group mainly satisfies its performance obligations at a point in time.

Revenue recognised reflects the consideration that the group expects to be entitled to for each distinct performance obligation after deducting indirect taxes, rebates and trade discounts and consists primarily of the sale of oil, natural gas and chemical products, services rendered, license fees and royalties. The group allocates revenue based on stand-alone selling price.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

Revenue from arrangements that are not considered contracts with customers, mainly pertaining to franchise rentals, use of fuel tanks and fuel storage, is presented as revenue from other contracts.

The period between the transfer of the goods and services to the customer and the payment by the customer does not exceed 12 months and the group does not adjust for time value of money.

For further information on revenue recognition, refer to Segment information on pages 7 to 8.

IAS 18 applicable to 2018:

Revenue is recognised at the fair value of the consideration received or receivable net of indirect taxes, rebates and trade discounts and consists primarily of the sale of products, services rendered, licence fees and royalties.

Revenue is recognised when the following criteria are met:

•                  evidence of an arrangement exists;

•                  delivery has occurred or services have been rendered and the significant risks and rewards of ownership have been transferred to the purchaser;

•                  transaction costs can be reliably measured;

•                  the selling price is fixed or determinable; and

•                  collectability is reasonably assured.

The timing of revenue recognition is as follows. Revenue from:

•                  the sale of products is recognised when the group has substantially transferred all the risks and rewards of ownership and no longer retains continuing managerial involvement associated with ownership or effective control;

•                  services rendered is based on the stage of completion of the transaction, based on the proportion that costs incurred to date bear to the total cost of the project; and

•                  licence fees and royalties are recognised on an accrual basis.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

4                                         Materials, energy and consumables used*

for the year ended 30 June	2020 Rm	2019 Rm	2018 Rm
Cost of raw materials	78 030	79 774	66 928
Cost of energy and other consumables used in production process	12 079	10 815	9 678
	90 109	90 589	76 606

*                 Materials, energy and consumables used at our North American operations increased with 34,9% year-on-year, while these costs from the rest of the world decreased 5,4%.

The cost increase in the North American operations relates mainly to utilities and raw material cost associated with the increased volumes due to the LCCP ramp-up.

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

Other commitments

for the year ended 30 June	2020 Rm	2019 Rm
Secunda Synfuels Operations	1 386	173
Within one year One to five years	6 444	713
More than five years	31 108	1 416
	38 938	2 302

Other commitments relate to the Oxygen Train 17 oxygen supply agreement and the water reticulation long-term water supply agreement. The increase in the current year relates to the Oxygen Train 17 payments which consist of an oxygen supply and fixed management fee component. The contract period runs to 2037, with an option to renew the contract to 2050. The renewal option is not taken into account in the calculation of the commitments. The water reticulation payments are determined based on the quantity of water consumed over the 20 year period of the agreement.

5                                         Employee-related expenditure

for the year ended 30 June	Note	2020 Rm	2019 Rm	2018 Rm
Analysis of employee costs
Labour		30 266	30 706	28 448
salaries, wages and other employee-related expenditure post-		27 964	28 665	26 388
retirement benefits*		2 302	2 041	2 060
Share-based payment expenses		1 741	1 219	1 565
equity-settled	39	1 946	1 659	910
cash-settled	38	(205)	(440)	655
Total employee-related expenditure		32 007	31 925	30 013
Costs capitalised to projects		(1 340)	(1 997)	(2 545)
Per income statement		30 667	29 928	27 468

*                 Employer contributions to the retirement funds have been suspended from 1 May 2020 due to current cash conservation measures. There is currently no obligation for these funds to be paid in the future.

The total number of permanent and non-permanent employees, in approved positions, including the group’s share of employees within joint operation entities and excluding contractors, joint ventures’ and associates’ employees, is analysed below:

for the year ended 30 June	2020 Number	2019 Number	2018 Number
Permanent employees	30 670	31 112	31 020
Non-permanent employees	331	317	250
	31 001	31 429	31 270

The number of employees by area of employment is analysed as follows:

for the year ended 30 June	2020 Number	2019 Number	2018 Number
Business segmentation
• Mining	7 433	7 402	7 471
• Exploration and Production International	424	419	430
• Energy	5 094	5 118	5 069
• Base Chemicals*	7 923	8 090	7 724
• Performance Chemicals	5 815	5 667	5 600
• Group Functions	4 312	4 733	4 976
Total operations	31 001	31 429	31 270

*                 On 1 July 2020, 968 employees were transferred to Enaex SA after the disposal of our explosives business.

Accounting policies:

Remuneration of employees is charged to the income statement, except where it is capitalised to projects in line with the accounting policy for assets under construction.

Short-term employee benefits

Short-term employee benefits includes salaries, wages and costs of temporary employees, paid vacation leave, sick leave and incentive bonuses.

Long-term employee benefits

Long-term employee benefits are those benefits that are expected to be wholly settled more than 12 months after the end of the annual reporting period, in which the services have been rendered and are discounted to their present value.

Post-retirement benefits

Further information on these benefits is provided in note 37, and include defined benefit contribution plans, as well as defined benefit plans.

6                                         Translation (losses)/gains

for the year ended 30 June	2020 Rm	2019 Rm	2018 Rm
Arising from
Trade and other receivables	1 275	98	132
Trade and other payables	(891)	(372)	(354)
Foreign currency loans*	(6 946)	965	(103)
Other	20	(87)	314
	(6 542)	604	(11)
Business segmentation
• Mining	(10)	(19)	(18)
• Exploration and Production International	(560)	(79)	289
• Energy	(360)	(337)	(45)
• Base Chemicals	546	(124)	(5)
• Performance Chemicals	352	51	45
• Group Functions	(6 510)	1 112	(277)
Total operations	(6 542)	604	(11)

*                 Relates to intergroup exposure on foreign currency loans. A portion of the LCCP has been financed with US dollar funds through intergroup loans.

Differences arising on the translation of monetary assets and liabilities into functional currency.

7                                         Other operating expenses and income

for the year ended 30 June	2020 Rm	2019 Rm	2018 Rm
Rentals(1)	—	1 845	1 497
Short-term lease expense	525	—	—
Insurance	681	514	432
Computer costs	2 469	2 155	2 042
Hired labour	844	786	838
Audit remuneration(2)	144	97	88
Derivative losses (including foreign exchange contracts)(3)	6 997	2 465	3 927
Professional fees	2 067	2 226	1 971
Enablement of digital and continuous improvement initiatives	333	454	409
Other	1 734	1 772	1 562
Changes in rehabilitation provisions(4)	(2 078)	1 096	(804)
Other expenses(5)	10 631	9 880	6 724
Other operating income	(1 446)	(1 363)	(1 410)
	20 834	19 701	15 305

(1)         Relates to the application of IFRS 16, as leases previously classified as operating leases under IAS 17 are now capitalised.

(2)         Audit remuneration include R32 million for the audit of the independent review, commissioned by the Board of Directors, of the Lake Charles Chemical Project (LCCP).

(3)         Relates mainly to the group’s hedging activities. The increase in losses from 2019 relates to a loss of R1 562 million on the US dollar derivative in the Oxygen Train 17 supply agreement to our Secunda Synfuels Operations that was recognised on adoption of IFRS 16, as well as a loss of R4 298 million on our foreign exchange zero cost collars.

(4)         R1,3 billion (2019 — R688 million; 2018 — (R803 million)) relates to the change in discount rates applied in calculating the rehabilitation provision.

(5)         Increase relates to a R586 million management fee relating to the Oxygen Train 17 oxygen supply agreement with Air Liquide, which was recognised as a finance lease under IAS17. With the adoption of IFRS 16 the agreement was recognised as a service agreement.

8                                         Net finance costs

		2020	2019	2018
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Dividends received from investments		44	42	520
Notional interest received		102	—	5
Interest received on		776	745	1 191
other long-term investments loans		28	27	32
and receivables		293	334	359
cash and cash equivalents		455	384	800
Per income statement Less:		922	787	1 716
notional interest		(102)	—	(5)
Less: interest received on tax		(28)	(105)	(146)
Per the statement of cash flows		792	682	1 565
Finance costs
Debt		8 226	6 088	4 166
debt		8 090	6 044	3 880
interest rate swap — net settlements		136	44	286
Preference share dividends		—	116	963
Interest on lease liabilities		1 465	871	483
Other(1)		52	(462)	291
		9 743	6 613	5 903
Amortisation of loan costs	17	135	725	462
Notional interest	35	945	857	962
Total finance costs		10 823	8 195	7 327
Amounts capitalised to assets under construction(2)	21	(3 520)	(6 942)	(3 568)
Per income statement		7 303	1 253	3 759
Total finance costs before amortisation of loan costs and notional interest		9 743	6 613	5 903
Add: modification (loss)/gain	17	(1 193)	109	—
Less: interest accrued on long-term debt, lease liabilities and short-term debt Less:		(1 412)	(1 025)	(878)
interest reversed/(accrued) on tax payable(1)		16	525	(228)
Per the statement of cash flows		7 154	6 222	4 797

(1)         Interest (reversed)/accrued on tax payable in 2019 and 2018 relates mainly to our tax litigation claim.

(2)         Finance costs capitalised decreased due to the LCCP units reaching beneficial operation.

9                                         (Loss)/earnings and dividends per share

for the year ended 30 June	2020 Rand	2019 Rand	2018 Rand
Attributable to owners of Sasol Limited
Basic (loss)/earnings per share	(147,45)	6,97	14,26
Headline (loss)/earnings per share	(11,79)	30,72	27,44
Diluted (loss)/earnings per share	(147,45)	6,93	14,18
Diluted headline (loss)/earnings per share	(11,79)	30,54	27,27
Dividends per share	—	5,90	12,90
interim	—	5,90	5,00
final*	—	—	7,90

*                 Declared subsequent to 30 June and has been presented for information purposes only.

Earnings per share (EPS)

Earnings per share is derived by dividing attributable earnings by the weighted average number of shares, after taking the long-term incentives (LTIs), the Sasol Inzalo and Sasol Khanyisa share transactions into account. Appropriate adjustments are made in calculating diluted, headline and diluted headline earnings per share.

for the year ended 30 June		2020	2019	2018
Weighted average number of shares	million	617,9	616,6	612,2
(Loss)/earnings attributable to owners of Sasol Limited	Rm	(91 109)	4 298	8 729
Basic (loss)/earnings per share	Rand	(147,45)	6,97	14,26

Headline (loss)/earnings per share (HEPS)

	2020	2019	2018
for the year ended 30 June	million	million	million
Weighted average number of shares	617,9	616,6	612,2

		2020	2019	2018
for the year ended 30 June	Note	Rm	Rm	Rm
Headline (loss)/earnings is determined as follows:
(Loss)/earnings attributable to owners of Sasol Limited		(91 109)	4 298	8 729
Adjusted for:
Effect of remeasurement items for subsidiaries and joint operations, net of tax	10	83 824	14 628	8 058
remeasurement items before tax		110 834	18 645	9 901
tax effect and non-controlling interest effect		(27 010)	(4 017)	(1 843)
Effect of remeasurement items for equity accounted investments	10	—	15	11
Headline (loss)/earnings		(7 285)	18 941	16 798

	2020	2019	2018
for the year ended 30 June	Rand	Rand	Rand
Headline (loss)/earnings attributable to owners of Sasol Limited
Headline (loss)/earnings per share	(11,79)	30,72	27,44

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS)

DEPS and DHEPS are calculated considering the potential dilution that could occur if all of the group’s long-term incentives (LTIs) had vested, if all outstanding share options were exercised and the effect of all dilutive potential ordinary shares resulting from the Sasol Inzalo and Sasol Khanyisa Tier 1 share transactions.

The number of shares outstanding is adjusted to show the potential dilution if the LTI’s and Sasol Khanyisa Tier 1 were settled in Sasol Limited shares.

The Sasol Inzalo share transaction is anti-dilutive for EPS and HEPS in 2018.

The Sasol Khanyisa Tier 2 and Khanyisa Public are anti-dilutive for EPS and HEPS in 2020, 2019 and 2018.

9                              (Loss)/earnings and dividends per share continued

	Number of shares
	2020	2019	2018
for the year ended 30 June	million	million	million
Weighted average number of shares	617,9	616,6	612,2
Potential dilutive effect of long-term incentive scheme*	2,6	2,9	3,7
Potential dilutive effect of Sasol Khanyisa Tier 1	1,8	0,8	—
Diluted weighted average number of shares for DEPS and DHEPS**	622,3	620,3	615,9

*    On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share scheme.

** Due to the net loss attributable to shareholders in 2020, the inclusion of the long-term incentive scheme and Khanyisa Tier 1 share options as potential ordinary shares had an anti-dilutive effect on the loss per share and were therefore not taken into account in the current year calculation of DEPS and HEPS.

	2020	2019	2018
for the year ended 30 June	Rm	Rm	Rm
Diluted (loss)/earnings is determined as follows:
(Loss)/earnings attributable to owners of Sasol Limited	(91 109)	4 298	8 729
Diluted (loss)/earnings attributable to owners of Sasol Limited	(91 109)	4 298	8 729
Diluted headline (loss)/earnings is determined as follows:
Headline (loss)/earnings attributable to owners of Sasol Limited	(7 285)	18 941	16 798
Diluted headline (loss)/earnings attributable to owners of Sasol Limited	(7 285)	18 941	16 798

	2020	2019	2018
for the year ended 30 June	Rand	Rand	Rand
Diluted (loss)/earnings per share	(147,45)	6,93	14,18
Diluted headline (loss)/earnings per share	(11,79)	30,54	27,27

10                       Remeasurement items affecting operating profit

		2020	2019	2018
for the year ended 30 June	Note	Rm	Rm	Rm
Effect of remeasurement items for subsidiaries and joint operations
Impairment of		111 592	18 451	9 115
property, plant and equipment	20	94 032	14 161	7 623
assets under construction	21	13 399	4 272	1 492
right of use assets	22	3 322	—	—
goodwill and other intangible assets		839	11	—
other assets		—	7	—
Reversal of impairment of		—	(949)	(354)
property, plant and equipment	20	—	(650)	—
assets under construction	21	—	(299)	(14)
other intangible assets		—	—	(56)
equity accounted investments		—	—	(269)
other assets		—	—	(15)
(Profit)/loss on		(715)	1 109	828
disposal of property, plant and equipment	11	25	(32)	(3)
disposal of goodwill and other intangible assets	11	—	—	11
disposal of other assets	11	148	—	(1)
disposal of businesses	11	(1 684)	(267)	(833)
scrapping of property, plant and equipment	11	402	556	454
disposal and scrapping of assets under construction	11	394	852	1 200
Write-off of unsuccessful exploration wells	21	(43)	34	312
Remeasurement items per income statement		110 834	18 645	9 901
Tax effect		(26 079)	(4 012)	(1 834)
Non-controlling interest effect		(931)	(5)	(9)
Total remeasurement items for subsidiaries and joint operations, net of tax		83 824	14 628	8 058
Effect of remeasurement items for equity accounted investments		—	15	11
Total remeasurement items for the group, net of tax		83 824	14 643	8 069

Impairment/reversal of impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are assessed for impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

Impairment calculations

The recoverable amount of the assets assessed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows. Future cash flows are estimated based on financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the group using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for a period longer than five years, those budgeted cash flows are used in the impairment calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates, as well as current market conditions. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discount pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

10                       Remeasurement items affecting operating profit continued

Main assumptions used for impairment calculations

		2020	2019	2018
Long-term average crude oil price (Brent) (nominal)*	US$/bbl	59,69	71,17	73,91
Long-term average ethane price (nominal)*	US$c/gal	32,79	39,04	37,42
Long-term average ammonia price*	Rand/ton	4 664,32	4 258,54	5 807,46
Long-term average Southern African gas purchase price (real)*	US$c/Gj	7,10	4,86	—
Long-term average refining margin (nominal)*	US$/bbl	9,43	10,16	—
Long-term average exchange rate*	Rand/US$	15,20	14,29	13,57

*            Assumptions are provided on a long-term average basis. Oil price and exchange rate assumptions are calculated based on a five year period, while the ethane price is based on a ten year period. The refining margin is calculated until 2034, linked to the Sasolburg refinery’s useful life. The Southern African gas purchase price is calculated until 2050, linked to the South African integrated value chain’s useful life.

			United
		South	States of
		Africa	America	Europe
		%	%	%
Growth rate — long-term Producer Price Index	2020	5,50	2,00	2,00
Weighted average cost of capital*	2020	14,22	7,66	7,66 – 9,79
Growth rate — long-term Producer Price Index	2019	5,50	2,00	2,00
Weighted average cost of capital*	2019	13,12	7,18	7,18 – 9,48
Growth rate — long-term Producer Price Index	2018	5,50	2,00	2,00
Weighted average cost of capital*	2018	12,71	7,56	7,68 – 9,35

*            Calculated using spot market factors on 30 June.

Areas of judgement:

Management determines the expected performance of the assets based on past performance and its expectations of market developments. By its very nature, cash flow projections involve inherent risks and uncertainties which have been further aggravated by the effect of COVID-19. The group adjusted cash flow projections and budgets to include the effects of the COVID-19 pandemic. These adjustments took into account the impact of the pandemic on revenue and margins as well as the expected periods of recovery from the pandemic for each individual cash generating unit.

The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as reserve estimates, volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports. The impact of the COVID-19 pandemic is incorporated in our pricing assumptions through the use of the average June 2020 views obtained from two independent consultancies that reflect their current views on market development. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

The weighted average cost of capital rate (WACC) is derived from a pricing model. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating future cash flows and defining of cash-generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

Determining as to whether, and by how much, cost incurred on a project is abnormal and needs to be scrapped involves judgement. The factors considered by management include the scale and complexity of the project, the technology being applied and guidance from experts in terms of what constitute abnormal wastage on the project.

Significant impairment of assets in 2020

					Goodwill
		Property,	Assets		and other
		plant and	under	Right of	intangible
		equipment	construction	use assets	assets	Total
	Business Cash-	2020	2020	2020	2020	2020
generating unit (CGU)	segmentation	Rm	Rm	Rm	Rm	Rm
North American operations
US Chemicals Assets	Base and Performance	60 760	10 184	1 223	391	72 558
held for sale	Chemicals
Other	Base Chemicals	210	—	—	—	210
South African integrated value chain
Sasolburg liquid fuels refinery	Energy Synfuels	7 803	785	—	6	8 594
liquid fuels refinery	Energy	3 834	—	—	—	3 834
Ammonia value chain	Base Chemicals	1 595	331	49	9	1 984
Acrylates & Butanol value chain	Base Chemicals	5 410	788	547	21	6 766
Polyethylene value chain	Base Chemicals	4 418	915	28	24	5 385
Chlor Vinyls value chain	Base Chemicals	1 474	306	17	8	1 805
Chemical Work Up & Heavy	Base Chemicals	434	90	780	2	1 306
Alcohols value chain
Southern Africa Wax value chain Performance Chemicals Other		4 661	—	—	—	4 661
	Base Chemicals	596	—	253	1	850
Eurasian operations
Wax Germany	Performance Chemicals	2 137	—	368	333	2 838
China (Nanjing)	Performance Chemicals	416	—	57	—	473
Other	Various	284	—	—	44	328
		94 032	13 399	3 322	839	111 592

Other than for the CGU’s specifically mentioned, all of the remaining CGU’s have significant headroom and no reasonable changes to assumptions applied would result in any impairment.

North American operations — Base Chemicals Assets held for sale

On 17 March 2020, Sasol announced that it had commenced partnering discussions in relation to certain of its Base Chemicals assets in the United States of America. The project perimeter currently includes the Ethylene West Cracker and the LDPE and LLDPE units constructed as part of the LCCP project. Refer to note 12 for more information. At 30 June 2020, assets and liabilities relating to a combination of assets within Sasol Chemicals USA have been classified as held for sale and an impairment charge of R72,6 billion (US$4,2 billion), Base Chemicals R53 billion and Performance Chemicals R19,6 billion, has been recognised to reduce the carrying value of the disposal group down to its fair value less cost to sell, including any portion that Sasol might retain in the disposal group.

10                       Remeasurement items affecting operating profit continued

South African Integrated Value Chain

The CGUs within the South African Integrated Value Chain (IVC) saw significant declines in recoverable amounts due to:

•                  The negative impact of COVID-19 on the macro-economic environment over the short-term, with lower anticipated growth;

•                  Sustained lower crude oil and chemical sales prices over the longer term;

•                  A 1,10% increase in WACC rate to 14,22%, mainly due to an increase in Sasol’s cost of debt following the downgrade of the group’s credit rating; and

•                  An increase in the forecast cost to procure gas in the longer term for the integrated value chain.

The following table lists the recoverable amounts of each of the South African CGUs that was impaired together with a description of the factors that resulted in the impairment:

Recoverable
amount*
(net of tax)
2020
Cash-generating unit (CGU)	Description	Rm
Energy
Sasolburg liquid fuels refinery	The impairment is mainly due to lower refining margins over the long-term and an increase in the WACC rate.	—
Synfuels liquid fuels refinery	The impairment is mainly due to lower crude oil prices, an increase in the WACC rate and a higher cost to procure gas in the longer term.	39 672
Base Chemicals
Ammonia value chain	The impairment is mainly due to lower international ammonia selling prices and a decrease in volumes based on reduced market demand and a reduction in gas allocated to the value chain.	3 765
Acrylates & Butanol value chain	The impairment is mainly due to significantly lower selling prices coupled with a long expected recovery period as operating rates are only expected to recover to pre-COVID-19 levels by 2027. The CGU was also impacted by an increase in the WACC rate and a higher cost to procure gas in the longer term.	—
Polyethylene value chain	The impairment is mainly due to depressed selling prices caused by polyethylene overcapacity, worsened by the impact of COVID-19, and higher feedstock costs.	7 267
Chlor Vinyls value chain	The impairment is mainly due to significant lower selling prices which were only partly offset by the weakening in the rand.	1 772
Chemical Work Up & Heavy chain	The impairment is mainly due to significantly lower selling prices and an Alcohols value increase in the WACC rate. Overall Solvents prices decreased by 12% compared to the prior year.	9 357
Other	Several other CGUs were impaired due to lower selling prices in a weaker macro-economic environment as a result of COVID-19 coupled with a lower oil price.	1 352
Performance Chemicals
Southern Africa Wax value chain	The impairment is mainly due to lower wax selling prices, an increase in the WACC rate and the higher cost to procure gas in the longer term.	10 941

*       The recoverable amounts reflect the CGU’s contribution to the integrated value chain and have been determined as described in the accounting policies section below.

Eurasian operations — Performance Chemicals — Wax

The impairment of the Wax Germany CGU is mainly due to lower wax selling prices, driven by the negative macro-economic conditions as well as increased market competition experienced from low cost paraffin wax producers. This was partly offset by increased volumes in the wax emulsion market. The recoverable amount of the CGU at 30 June 2020 is R3 billion (EUR 153,2 million).

Significant impairments of assets in prior periods

Performance Chemicals — Tetramerization and Ethylene Oxide/Ethylene Glycol (EO/EG) value chains

In 2019, the Tetramerization and EO/EG value chains were impaired by R7,4 billion (US$526 million) and R5,5 billion (US$388 million), respectively. The impairments were driven by an increase in capital cost for the Lake Charles Chemicals Project (LCCP) and lower

US ethylene and global mono-ethylene glycol price assumptions as at 30 June 2019. The upstream ethane cracker is a corporate asset and the increase in its capital cost has an impact on the downstream derivative units. All cash generating units linked to the LCCP were assessed for impairment.

Base Chemicals — Ammonia value chain

In 2019, an impairment of R3,3 billion was recognised on our Ammonia value chain mainly as a result of lower international ammonia sales price assumptions in the short- to medium-term and increased gas feedstock prices in the longer term.

Sasol Canada — Shale gas assets

Our shale gas assets in Canada were impaired by a further R1,9 billion (CAD181 million) as at 30 June 2019 to a carrying value of R22 million (CAD2 million), impacted by the depressed Canadian gas price environment. This is aligned with the anticipated fair value. The recoverable amount of the CGU was determined using a real long-term average gas price (Henry Hub), excluding margins, of US$3,44/mmbtu (2018 — US$3,49) and a risk adjusted discount rate of 7,18% (2018 — 7,68%). We remain committed to divest from these assets as part of our strategic portfolio optimisation.

These assets were previously impaired (2018 — R2,8 billion (CAD281 million); 2016 — R9,9 billion (CAD880 million); 2015 — R1,3 billion (CAD133 million); 2014 — R5,3 billion (CAD540 million)), mainly due to the declining gas prices.

Base Chemicals — Chlor Vinyls value chain

In 2018, the full carrying value of our Chlor Vinyls value chain in South Africa was impaired by R5,2 billion due to the continued and sustained strengthening of the exchange rate outlook and the resulting impact on Base Chemicals margins.

A structural change in the integrated ethylene value chain led to the extension of the useful life of the Chlor Vinyls CGU in Sasolburg from 2034 to 2050.

Based on the sustained improvement in the impairment calculation due to the useful life extension, R949 million of the previous impairment recognised was reversed on 31 December 2018.

Sasol Petroleum Mozambique — PSA

In 2018, an impairment of R1,1 billion (US$94 million) was recognised in respect of the PSA asset. The project was still in an early stage of development with the impairment largely driven by lower than expected oil volumes and weaker long-term macroeconomic assumptions. A discount rate of 13,23% (2017: 12,16%) was used which takes into account the project’s exposure to both South Africa and Mozambique operating and fiscal environment.

Significant scrapping of assets in prior periods

Lake Charles Chemicals Project

In 2019, we scrapped R682 million (US$48 million) of cost incurred on the LCCP, mainly relating to rework that was required on the Low Density Polyethylene compression motor that was damaged and a number of heat exchangers that had to be either repaired or replaced due to quality issues. Management considered the scale and complexity of the project, the technology being applied and input from experts to determine the cost incurred on the project which were scrapped.

US Gas-To-Liquids (GTL)

At 31 December 2017 we scrapped the remaining capitalised FEED costs relating to our US GTL assets of R1,1 billion (US$83 million), following our formal strategic decision not to pursue new GTL ventures in future. This is in addition to an impairment recognised in 2017 of R1,7 billion (US$130 million) based on the delay of the US GTL project and the uncertainty around the probability and timing of project execution.

10                                Remeasurement items affecting operating profit continued

Sensitivity to changes in assumptions:

Management has considered the sensitivity of the impairment calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments. The following assets are particularly impacted by changes in key assumptions:

North American operations — Base Chemicals Assets held for sale

The impairment of the North American ethylene value chain includes both the portion of the assets classified as a disposal group held for sale as well as the retained interest in these assets subsequent to the expected sales transaction. The proportion and accounting treatment of the retained interest is based on management’s interpretation of the proposed deal construct as at 30 June 2020. The resulting impairment charge is highly dependent on such interpretation and could differ significantly if there are any changes based on the final outcome of the sales transaction.

Energy — Sasolburg liquid fuels refinery*

The performance of the CGU is highly sensitive to changes in refining margins. A US$1 decrease in refining margins will decrease the recoverable amount of the CGU by approximately R1,5 billion. Global refining margins are outside the control of management.

Energy — Synfuels liquid fuels refinery*

The performance of the CGU is highly sensitive to changes in crude oil prices, the Rand/US$ exchange rate and the cost to procure gas. A US$1 decrease in the price of Dated Brent will decrease the recoverable amount of the CGU by approximately R2,8 billion. A R0,10/US$ strengthening in the exchange rate would decrease the recoverable amount by R1,5 billion.

A US$1/Gj increase in the longer term cost of natural gas would decrease the recoverable amount by R1,3 billion.

Base Chemicals — Ammonia value chain*

The performance of this CGU is highly sensitive to changes in international ammonia prices driven by changes in the global market conditions and the cost to procure gas. A US$10 decrease in the ammonia price assumption would decrease the recoverable amount of the CGU by approximately R616 million. A US$1/Gj increase in the longer term cost of natural gas would decrease the recoverable amount by R187 million.

Base Chemicals — Acrylates & Butanol value chain*

The performance of this CGU is highly sensitive to changes in the discount rate, product sales prices and the cost to procure gas in the long term. A 1% increase in the discount rate would decrease the recoverable amount by approximately R432 million, while a US$1/Gj increase in the longer term cost of natural gas would decrease the recoverable amount by R157 million. A US$10 per ton decrease in sales prices would reduce the recoverable amount by R257 million.

Base Chemicals — Polyethylene value chain*

The performance of this CGU is highly sensitive to changes in the discount rate, product sales prices, the Rand/US$ exchange rate and the cost to procure gas in the long term. A 1% increase (or decrease) in the discount rate would decrease (or increase) the recoverable amount by approximately R1,8 billion (or R2,2 billion). A sales price reduction of US$10 per ton would decrease the recoverable amount by approximately R289 million while a R0,10/US$ weakening in the exchange rate would decrease the recoverable amount by approximately R131 million.

A US$1/Gj increase in the longer term cost of natural gas would decrease the recoverable amount by R246 million.

Base Chemicals — Chlor Vinyls value chain*

The performance of this CGU is highly sensitive to the Rand/US$ exchange rate, product sales prices and changes in the discount rate. A R0,10/US$ weakening in the exchange rate assumption would increase the recoverable amount of the CGU by approximately R413 million while a US$10 per ton decrease in sales prices would reduce the recoverable amount by approximately R794 million. The recoverable amount will be reduced by approximately R613 million if the discount rate were to increase by 1%.

Base Chemicals — Chemical Work Up & Heavy Alcohols value chain*

The performance of this CGU is highly sensitive to changes in the discount rate and product sales prices. A 1% increase (or decrease) in the discount rate would decrease (or increase) the recoverable amount by approximately R1,5 billion (or R1,7 billion). A US$10 per ton decrease in sales prices would reduce the recoverable amount by approximately R786 million.

Performance Chemicals — Southern Africa Wax value chain*

The performance of this CGU is highly sensitive to changes in the discount rate and the cost to procure gas in the long term. A 1% increase (or decrease) in the discount rate would decrease (or increase) the recoverable amount by approximately R928 million (or R1,0 billion). A US$1/Gj increase in the longer term cost of natural gas would decrease the recoverable amount by R305 million.

Eurasian operations — Performance Chemicals — Wax*

The performance of the European Wax CGU, with its production facilities in Germany, Austria and the UK, is highly sensitive to fluctuations in total gross margin which is influenced by changes in product sales prices, sales volumes and raw material prices. A 5% decrease in gross margin could decrease the recoverable amount of this CGU by approximately R751 million (€39 million).

* Reflected net of tax

Accounting policies:

Remeasurement items are amounts recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an assets or liability such as the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets. The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset is defined as the amount that reflects the greater of the fair value less costs of disposal and value-in-use that can be attributed to an asset as a result of its ongoing use by the entity. Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

The group’s corporate assets are allocated to the relevant cash-generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

In Southern Africa, the coal value chain starts with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the conversion processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines.

The groups of assets which support the different product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate cash- generating units.

In Europe, the identification of separate cash-generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

Certain products are sometimes produced incidentally from the main conversion processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of these products, are classified as separate cash-generating units. The cost of conversion of these products is compared against the revenue when assessing the asset for impairment.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets carrying amount exceeds their recoverable amount.

11                                  Disposals and scrapping

		2020	2019	2018
for the year ended 30 June	Note	Rm	Rm	Rm
Property, plant and equipment	20	776	708	591
cost		6 529	7 245	6 297
accumulated depreciation and impairment		(5 753)	(6 537)	(5 706)
Assets under construction	21	655	852	1 200
Goodwill and other intangible assets		179	112	147
cost		276	336	319
accumulated amortisation and impairment		(97)	(224)	(172)
Equity accounted investments		437	—	1 525
Assets in disposal groups held for sale		2 563	94	215
Trade and other receivables		—	—	339
Cash and cash equivalents		—	—	36
Liabilities in disposal groups held for sale		(414)	(38)	—
Short-term provisions		—	—	(24)
Tax payable		—	—	(35)
Trade and other payables		175	—	(208)
		4 371	1 728	3 786
Non-controlling interest		—	—	(51)
		4 371	1 728	3 735
Total consideration		4 285	567	2 425
consideration received		4 285	567	2 316
long-term supply agreement		—	—	109

		(86)	(1 161)	(1 310)
Realisation of accumulated translation effects		801	52	482
Net profit/(loss) on disposal		715	(1 109)	(828)
Consideration received comprising
Base Chemicals — Investment in Sasol Huntsman GmbH & co KG		1 506	—	—
Base Chemicals — Partial disposal of Explosives business		991	—	—
Energy — Investment in Escravos GTL (EGTL)		875	—	—
Performance Chemicals — Sasol Wilmar Alcohol Industries		235	—	—
Performance Chemicals — Heat Transfer Fuels (HTF) business		—	271	—
Base Chemicals — Investment in Petronas Chemicals LDPE Sdn Bhd and
Petronas Chemicals Olefins Sdn Bhd		—	—	1 918
Energy — Property and mineral rights in the US (Lake de Smet)		—	—	215
Other		678	296	183
Consideration received		4 285	567	2 316

Significant disposals and scrappings in 2020

Base Chemicals — Investment in Sasol Huntsman GmbH & co KG

The divestment from our 50% equity interest in the Sasol Huntsman maleic anhydride joint venture was concluded on 30 September 2019, resulting in a profit on disposal of R936 million, including the reclassification of the Foreign Currency Translation Reserve of R475 million.

Base Chemicals — Explosives business

Sasol has concluded the transaction to sell a 51% share in the explosive business to Enaex, and on 1 July 2020, Enaex Africa in association with Sasol, officially started operating in South Africa and on the African Continent. Sasol recognised a loss on the disposal of R46 million.

Performance Chemicals — Sasol Wilmar Alcohol Industries

The sale of Sasol’s share in Sasol Wilmar Alcohol Industries was concluded in December 2019, resulting in a profit on disposal of R47 million, including the reclassification of the Foreign Currency Translation Reserve of R56 million.

Energy — Escarvos GTL (EGTL)

Sasol sold its indirect beneficial interest in EGTL plant in Nigeria to Chevron. The transaction released Sasol from associated company guarantees and other obligations. A profit on disposal of R705 million was recognised, including the reclassification of the Foreign Currency Translation Reserve of R268 million. Sasol will continue to support Chevron in the performance of the EGTL plant through ongoing catalyst supply, technology and technical support.

Significant disposals in prior periods

Performance Chemicals — Heat Transfer Fuels (HTF) business

In 2019, we disposed of our HTF business with the producing assets located within the Marl facility in Germany.

Lake Charles Chemicals Project

In 2019, we scrapped R682 million (US$48 million) of cost incurred on the LCCP, mainly relating to rework required. Refer note 10.

Base Chemicals — Investment in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd

Our divestment from Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd was concluded on 14 March 2018, resulting in a profit on disposal of R864 million, including the reclassification of the Foreign Currency Translation Reserve of R494 million.

12                                  Disposal groups held for sale

for the year ended 30 June		2020 Rm	2019 Rm
Assets in disposal groups held for sale	Segment
US Base Chemicals Assets	Base and Performance Chemicals	71 001	—
Secunda Synfuels Operations Air Separation Units	Energy, Base and Performance Chemicals	5 675	—
Investment in Republic of Mozambique Pipeline	Energy	5 951	—
Investment Company (Pty) Ltd (ROMPCO)
Explosives business	Base Chemicals	—	1 404
Investment in Sasol Huntsman GmbH & co KG	Base Chemicals	—	846
Other	Energy, Base and Performance Chemicals, Mining	1 641	304
		84 268	2 554
Liabilities in disposal groups held for sale	Segment
US Base Chemicals Assets	Base and Performance Chemicals	(2 425)	—
Secunda Synfuels Operations Air Separation Units	Energy, Base and Performance Chemicals	(38)	—
Investment in Republic of Mozambique Pipeline	Energy	(2 604)	—
Investment Company (Pty) Ltd (ROMPCO)
Explosives business	Base Chemicals	—	(398)
Other	Energy, Base and Performance Chemicals, Mining	(464)	(90)
		(5 531)	(488)
Business segmentation
• Mining		3	—
• Energy		6 793	14
• Base Chemicals		52 613	1 852
• Performance Chemicals		19 328	200
Total operations		78 737	2 066

Refer to notes 17, 18, 20, 21 and 22 for disposal groups transferred to held for sale.

Significant disposal group held for sale in 2020

US Base Chemicals Assets

On 17 March 2020, we announced as part of the response plan that we would explore the potential for partnering options at our Base Chemicals assets in the US. This process has seen strong global interest and is now at an advanced stage and a number of non-binding offers were received coupled with the decision to undertake a partnering process. The assets and liabilities relating to our Base Chemicals portfolio within Sasol Chemicals USA have been classified as disposal groups held for sale at 30 June 2020. Based on progress to date we currently anticipate that a transaction, including the relevant regulatory approvals, be completed before the end of financial year 2021. An impairment of R72,6 billion (US$4,2 billion), has been recognised, reducing the carrying value of the disposable asset down to its fair value less cost to sell.

12                                Disposal groups held for sale continued

Secunda Synfuels Air Separation Unit

Prior to year end, the Group commenced a process to dispose of its sixteen air separation units and this was approved by the appropriate Board Committee and Sasol South Africa board.

On 28 July 2020, Sasol South Africa Limited (“SSA”), announced that an exclusive negotiation agreement had been signed with Air Liquide for the sale of its sixteen air separation units and associated business located in Secunda.

Definitive Agreements for the divestment are in the process of being negotiated. The proceeds of approximately R8,5 billion (R5,525 billion plus EUR147,5 million, translated at Closing to US$) will be received after fulfilment of various conditions, including Competition Commission approval. Assets and liabilities associated with the air separation units have been classified as held for sale on 30 June 2020.

The disposal is expected to be completed within the next 12 months.

Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)

The Group has commenced a process to divest from some or all of its shareholding in ROMPCO. ROMPCO owns and operates the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa. The assets and liabilities of ROMPCO were classified as held for sale as at 30 June 2020 following approval by the Board to continue with the divestment process. The divestment is expected to be concluded in the next 12 months.

Significant disposal groups held for sale in prior periods

Base Chemicals — Explosives business

In line with the asset review process, Sasol’s Explosives business was identified for divestment and collaboration with a world- class Explosives partner. The downstream portion of the explosives business was classified as a disposal group held for sale at 30 June 2019, following approval to commence negotiations with a preferred partner, with the aim of creating a joint venture, managed and operated by the partner. The partial divestment and partnering is expected to be completed within the next 12 months.

Base Chemicals — Investment in Sasol Huntsman GmbH & co KG

On 26 July 2019 Sasol and Huntsman Corporation signed a definitive agreement for Sasol to dispose of our 50% equity interest in the Sasol-Huntsman maleic anhydride joint venture. The transaction closed on 30 September 2019 with a preliminary equity purchase price of EUR90,3 million received by Sasol. The final purchase price will be confirmed on verification of the closing accounts by the independent auditors. The group has classified its investment in Sasol Huntsman GmbH & co KG as held for sale at 30 June 2019.

Performance Chemicals — Sasol Wilmar Alcohol Industries

During May 2019 and based on the results of the recently concluded asset review, the Sasol Investment Committee approved the commencement of negotiations to sell Sasol’s share in Sasol Wilmar Alcohol Industries. A share purchase agreement was signed on 18 October 2019. The agreement is subject to Chinese authority approval. Accordingly, the group has classified its investment in Sasol Wilmar Alcohol Industries as held for sale and recorded an impairment on its portion of the assets, down to its fair value less costs to sell. Refer to note 12.

Accounting policies:

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint operation, respectively, all the assets and liabilities of that subsidiary or joint operation are classified as held for sale, regardless of whether a non- controlling interest in the former subsidiary or an ongoing interest in the joint operation is to be retained after the sale.

Where a disposal group held for sale will result in the loss of joint control of a joint venture or significant influence of an associate, the full investment is classified as held for sale. Equity accounting ceases from the date the joint venture or associate is classified as held for sale.

Before classification of a non-current asset or disposal group as held for sale, it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset over its expected fair value less costs to sell.

No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale.

TAXATION

13                           Taxation

for the year ended 30 June	Note	2020 Rm	2019 Rm	2018 Rm
South African normal tax		2 140	3 206	4 035
current year		2 542	3 804	4 689
prior years		(402)	(598)	(654)
Dividend withholding tax		2	—	68
Foreign tax		(1 212)	2 640	2 530
current year		2 242	2 544	3 035
prior years*		(3 454)	96	(505)

Income tax		930	5 846	6 633
Deferred tax – South Africa	15	(9 073)	2 086	(414)
current year**		(9 473)	2 069	(545)
prior years		400	17	131

Deferred tax – foreign	15	(17 996)	(4 775)	(661)
current year***		(20 375)	(4 831)	(874)
prior years*		2 375	55	485
recognition of previously unrecognised deferred tax assets****		—	—	(49)
tax rate change		4	1	(223)
		(26 139)	3 157	5 558

*                           Relates mainly to the relief provided to companies in the United States under the Corona virus Aid, Relief, and Economic Security Act, (CARES Act) allowing taxpayers to carry back losses incurred during 2018-2020 for five years.

**                    The decrease in the current year relates to impairments accounted for in the financial year.

***             Increase in the current year relates mainly to tax losses incurred at our US operations where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against.

****      Included in 2018 is the recognition of a deferred tax asset relating to the accumulated tax losses in Italy which were previously limited in line with the forecasted utilisation thereof.

Contingent liability

Sasol Financing International (SFI) / SARS

Following a request by SARS for information on Sasol Financing International Plc (SFI) which performs an off-shore treasury function for Sasol, SARS proceeded with an audit over a number of tax years. This audit culminated in the issuance of a final audit letter on 16 February 2018. Consequently, revised assessments were issued by SARS in respect of the 2002 to 2012 tax years.

Sasol objected to these revised assessments. The dispute relates to the place of effective management of SFI.

After the submission of Sasol’s objection to the disputed assessments and following requests for further information by SARS at the end of 2018, SARS rejected Sasol’s objection. On 17 April 2019, Sasol appealed the decision to the Tax Court in terms of the relevant provisions of the Tax Administration Act. The parties have agreed to suspend the litigation in the Tax Court pending the outcome of the legal review application.

In addition to the objection to the revised assessments, Sasol has also launched a judicial review application against the SARS decision to register SFI as a South African taxpayer. The Tax Court does not have jurisdiction to determine the first ground of Sasol’s objection, namely that the disputed assessments constitute unlawful, substantially unreasonable and procedurally unfair administrative action. Accordingly, a further review application has been filed in the High Court. Sasol also proposed to SARS that the review litigation in relation to the two applications be consolidated into a single case. It is anticipated that SARS will respond to this proposal as part of its reply to the founding affidavit filed by Sasol.

In respect of this review application the Parties are in dispute about the non-disclosure by SARS of documentation and the necessary interlocutory processes to resolve this dispute are ongoing. Sasol’s application to compel SARS to disclose additional documents was heard on 19 February 2020. The Court published its decision on 14 July 2020 and materially found in SFI’s favour in the interlocutory application by ordering SARS to disclose specific additional documents as part of the Record of Decision.

SARS submitted the documents as ordered on 28 July 2020.

A supplementary affidavit by SFI and the replying affidavits by SARS are the next pleadings to be filed before the review applications can be submitted for hearing by the court.

A contingent liability of R2,5 billion (2019 — R2,4 billion) (including interest and penalties) is reported in respect of this matter as at 30 June 2020.

13                                  Taxation continued

for the year ended 30 June	2020 Rm	2019 Rm	2018 Rm
Regional analysis
• South Africa	(7 134)	5 285	3 994
• Rest of Africa	1 263	1 465	854
• Europe	128	1 276	1 649
• United States of America	(20 337)	(4 913)	(1 032)
• Other	(59)	44	93
Total operations	(26 139)	3 157	5 558

	2020%	2019%	2018%
Reconciliation of effective tax rate

The table below shows the difference between the South African enacted tax rate (28%) compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

South African normal tax rate	28,0	28,0	28,0
(Decrease)/increase in rate of tax due to:
disallowed preference share dividends	—	0,3	0,9
disallowed expenditure(1)	(1,0)	9,4	4,2
disallowed share-based payment expenses(2)	(0,3)	2,9	5,3
different tax rates(3)	(3,6)	13,2	2,6
share of profits of equity accounted investments	(0,1)	—	—
tax losses not recognised(5)	(2,0)	8,6	9,3
prior year adjustments	—	2,0	0,4
other adjustments	(0,5)	2,0	1,5
	20,5	66,4	52,2
Increase/(decrease) in rate of tax due to:
exempt income	0,7	(1,7)	(4,2)
share of profits of equity accounted investments	—	(3,3)	(2,6)
effect of tax litigation matters(4)	—	(8,2)	—
utilisation of tax losses	—	(0,3)	(0,4)
investment incentive allowances(6)	—	(17,2)	(6,9)
effect of tax rate change in the US	—	—	(1,4)
translation differences	—	(0,9)	(0,9)
prior year adjustments(7)	0,9	—	—
other adjustments	0,2	(0,6)	(0,4)
Effective tax rate	22,3	34,2	35,4

(1)         Includes non-deductible expenses incurred not deemed to be in the production of taxable income mainly relating to exploration activities and non-productive interest in our treasury function.

(2)         This relates to the share based payment expense on the Sasol Khanyisa transaction.

(3)         Relates mainly to the impact of lower tax rate in the US on the increases in tax losses incurred during the year.

(4)         2019 includes reversal of tax and interest pertaining to Sasol Oil.

(5)         Tax losses not recognised in the prior years mainly relate from the R1,9 billion (2018 — R2,8 billion) impairment of the Canadian shale gas asset and Mozambican PSA impairment of R1,1 billion in 2018 for which no deferred tax asset was raised.

(6)         Energy efficiency allowances relating to our South African operations decreased by R5,5 billion (2019 — R4,2 billion increase) compared to the prior year.

(7)         Relates mainly to the relief provided to companies in the United States under the Corona virus Aid, Relief, and Economic Security Act, (CARES Act) allowing taxpayers to carry back losses incurred during 2018-2020 for five years.

14                                    Tax paid

		2020	2019	2018
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts payable/(receivable) at beginning of year		309	(984)	(635)
Disposal of businesses		—	(1)	(35)
Net interest and penalties on tax*		(41)	(630)	92
Income tax per income statement	13	930	5 846	6 633
Reclassification to held for sale		29	6	—
Foreign exchange differences recognised in income statement		48	4	(52)
Translation of foreign operations		(370)	14	54
		905	4 255	6 057
Net tax receivable/(payable) per statement of financial position		4 754	(309)	984
tax payable		(665)	(1 039)	(2 318)
tax receivable**		5 419	730	3 302
Per the statement of cash flows		5 659	3 946	7 041
Comprising
Normal tax
South Africa Foreign		3 131	933	4 681
Dividend withholding tax		2 526	3 013	2 292
		2	—	68
		5 659	3 946	7 041

*                 2019 relates to the reversal of interest pertaining to the Sasol Oil matter.

**          Relates mainly to the relief provided to companies in the United States under the Corona virus Aid, Relief, and Economic Security Act, (CARES Act) allowing taxpayers to carry back losses incurred during 2018-2020 for five years.

15                                  Deferred tax

for the year ended 30 June	Note	2020 Rm	2019 Rm
Reconciliation
Balance at beginning of year		19 023	21 812
Current year charge		(27 622)	(2 819)
per the income statement	13	(27 069)	(2 689)
per the statement of comprehensive income		(553)	(130)
Reclassification to held for sale		(880)	(6)
Foreign exchange differences recognised in income statement		142	22
Translation of foreign operations		(1 878)	14
Balance at end of year		(11 215)	19 023

Comprising
Deferred tax assets		(31 665)	(8 563)
Deferred tax liabilities		20 450	27 586
		(11 215)	19 023

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities. The increase in deferred tax assets relates mainly to our US operations. We anticipate sufficient profits to be generated in future to utilise the deferred tax asset against. These US tax losses do not expire.

15                                Deferred tax continued

for the year ended 30 June	2020 Rm	2019 Rm
Attributable to the following tax jurisdictions
• South Africa	13 972	25 065
• United States of America	(22 865)	(4 998)
• Germany	(1 651)	(550)
• Mozambique	699	559
• Other	(1 370)	(1 053)
	(11 215)	19 023
Deferred tax is attributable to temporary differences on the following:
Net deferred tax assets:
Property, plant and equipment	(5 285)	2 003
Right of use assets	1 103	—
Short- and long-term provisions	(4 065)	(2 851)
Calculated tax losses	(18 768)	(7 329)
Financial liabilities	(2 238)	(577)
Other	(2 412)	191
	(31 665)	(8 563)
Net deferred tax liabilities:
Property, plant and equipment	26 719	33 342
Right of use assets	1 150	—
Current assets	(894)	(1 147)
Short- and long-term provisions	(3 371)	(4 061)
Calculated tax losses	(448)	(150)
Financial liabilities	(517)	59
Other	(2 189)	(457)
	20 450	27 586

Deferred tax assets have been recognised for the carry forward amount of unused tax losses relating to the group’s operations where, among other things, some taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2020	2019
for the year ended 30 June	Rm	Rm
Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	100 301	48 444
Utilised against the deferred tax balance	(79 294)	(29 745)
Not recognised as a deferred tax asset(1)	21 007	18 699
Deferred tax assets not recognised on tax losses mainly relate to Sasol's exploration, where future taxable income is uncertain.
Calculated tax losses carried forward that have not been recognised:
Expiry between one and five years	1 201	712
Expiry thereafter	19 090	17 706
Indefinite life	716	281
	21 007	18 699

(1)                                   Included are calculated tax losses of R18,5 billion (2019 — R15,5 billion) relating to Sasol Canada.

Areas of judgement:

Sasol companies are involved in tax litigation and tax disputes with various tax authorities in the normal course of business.

A detailed assessment is performed regularly on each matter and a provision is recognised where appropriate. Although the outcome of these claims and disputes cannot be predicted with certainty, Sasol believes that open engagement and transparency will enable appropriate resolution thereof.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. This includes the significant tax losses incurred at our US operations where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against. These losses do not expire. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

Unremitted earnings at end of year that would be subject to foreign dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

	2020	2019
for the year ended 30 June	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	27 750	17 664
Europe	19 943	10 808
Rest of Africa	2 807	2 675
Other	5 000	4 181

Tax effect if remitted	380	488
Europe	133	241
Rest of Africa	225	213
Other	22	34

Dividend withholding tax

Dividend withholding tax is payable at a rate of 20% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense.

for the year ended 30 June	2020 Rm	2019 Rm
Undistributed earnings at end of year subjected to dividend withholding tax withheld by the company on behalf of Sasol Limited shareholders	90 508	180 692
Maximum withholding tax payable by shareholders if distributed to individuals	18 102	36 138

15                                Deferred tax continued

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes deferred tax and dividend withholding tax.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses. No deferred tax is provided on temporary differences relating to:

•                 the initial recognition of goodwill;

•                 the initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition; and

•                 investments in subsidiaries, associates and interests in joint arrangements to the extent that the temporary difference will probably not reverse in the foreseeable future and the control of the reversal of the temporary difference lies with the parent, investor, joint venturer or joint operator.

The provision for deferred tax is calculated using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

Sasol Limited Group

SOURCES OF CAPITAL GENERATED FROM OPERATIONS

EQUITY

16          Share capital

	2020	2019	2018
for the year ended 30 June	Rm	Rm	Rm
Issued share capital (as per statement of changes in equity)*	9 888	9 888	15 775

Number of shares
for the year ended 30 June	2020	2019	2018
Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value Sasol BEE	28 385 646	28 385 646	28 385 646
ordinary shares of no par value	158 331 335	158 331 335	158 331 335
	1 314 407 571	1 314 407 571	1 314 407 571
Issued
Shares issued at beginning of year	631 028 318	645 560 928	679 822 439
Issued in terms of the employee share schemes	1 337 439	1 566 581	1 776 361
Repurchase and cancellation of shares*	—	(16 085 199)	(43 503 454)
Issued in terms of Sasol Khanyisa	—	(13 992)	7 465 582
Shares issued at end of year	632 365 757	631 028 318	645 560 928
Comprising
Sasol ordinary shares of no par value	626 034 410	624 696 971	623 081 550
Sasol preferred ordinary shares of no par value Sasol BEE	—	—	16 085 199
ordinary shares of no par value	6 331 347	6 331 347	6 394 179
	632 365 757	631 028 318	645 560 928
Unissued shares
Sasol ordinary shares of no par value	501 656 180	502 993 619	504 609 040
Sasol preferred ordinary shares of no par value Sasol BEE	28 385 646	28 385 646	12 300 447
ordinary shares of no par value	151 999 988	151 999 988	151 937 156
	682 041 814	683 379 253	668 846 643

*                 At 30 June 2020, 13 969 621 shares (2019- 13 969 621 shares) were held by the Sasol Foundation Trust and the Sasol Khanyisa Employee Share Ownership Plan.

On 7 September 2018, 16 085 199 preferred ordinary shares were repurchased from Inzalo Public Funding (RF) Proprietary Limited at a purchase price of R542,11 per share as per the shareholders authorisation obtained at the Annual General Meeting held on 17 November 2017, which had the effect that these shares were cancelled and restored to authorised share capital.

On 26 June 2018, 9 461 882 Sasol Limited preferred ordinary shares were repurchased from Inzalo Groups Funding at a purchase price of R475,03 per share as per the shareholders authorisation obtained at the Annual General Meeting held on 17 November 2017, which had the effect that these shares were cancelled and restored to authorised share capital.

On 4 June 2018, 25 231 686 Sasol Limited ordinary shares were repurchased from the Inzalo Employee schemes at a nominal value of R0,01 per share (as per Sasol’s rights of repurchase under the Inzalo Employee schemes trust deeds). The Inzalo Employee scheme participants did not receive a distribution of Sasol Limited ordinary shares.

On 26 February 2018, 8 809 886 Sasol Limited ordinary shares were repurchased from its wholly owned subsidiary, Sasol Investment Company (Pty) Ltd as per shareholders approval obtained at the Annual General Meeting held on 17 November 2017, which had the effect that these shares were cancelled and restored. At 30 June 2016, these shares represented 1,43% of the issued share capital of the company, excluding the Sasol Inzalo share transaction.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity.

FUNDING ACTIVITIES AND FACILITIES

17          Long-term debt

	2020	2019*
for the year ended 30 June	Rm	Rm
Total long-term debt	167 197	129 569
Short-term portion	(19 686)	(2 219)
	147 511	127 350
Analysis of long-term debt At amortised cost
Secured debt**	4 608	6 602
Unsecured debt***	163 216	123 555
Unamortised loan costs	(627)	(588)
	167 197	129 569
Reconciliation
Balance at beginning of year	129 569	101 830
Transfer of operating lease straight-lining under IAS 17 on initial application of IFRS 16	(1 027)	—
Adjusted amount at 1 July 2019	128 542	101 830
Loans raised***	36 487	93 884
Loans repaid****	(28 335)	(69 655)
Modification loss/(gain)*****	1 193	(112)
Interest accrued	1 003	917
Amortisation of loan costs	135	725
Transfer to disposal groups held for sale**	(1 551)	—
Translation of foreign operations	29 723	1 980
Balance at end of year	167 197	129 569
Interest-bearing status
Interest-bearing debt	167 197	128 624
Non-interest-bearing debt	—	945
	167 197	129 569
Maturity profile
Within one year	19 686	2 219
One to five years	133 179	112 676
More than five years	14 332	14 674
	167 197	129 569
Business segmentation
Energy	2 396	5 085
Base Chemicals	3 076	2 615
Performance Chemicals	610	395
Group Functions	161 115	121 474
Total operations	167 197	129 569

*                                    2019 finance leases under IAS 17 were moved to note 18 Lease liabilities.

**                             Reduction in secured debt mainly due to Rompco debt that was transferred to liabilities held for sale. Refer note 12.

***                      Loans raised to fund US growth projects.

****               2020 relate mainly to US$1,5 billion repayments on the revolving credit facility in Sasol Financing International. 2019 relate mainly to the settlement of the LCCP term loan, discharging the completion guarantee issued in respect of the LCCP and the settlement of the Inzalo Public debt.

*****        2020 relates to the loan covenant amendment. Refer to page 47.

Fair value of long-term debt

The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 1,8% and 8,5% were used to discount estimated cash flows based on the underlying currency of the debt.

	2020 Rm	2019 Rm
Total long-term debt (before unamortised loan costs)*	160 425	133 428

*                 The difference in the fair value of long-term debt when compared to the carrying value is mainly due to the prevailing market price of the debt instruments.

17                        Long-term debt continued

In terms of Sasol Limited’s memorandum of incorporation, the group’s borrowing powers are limited to twice the sum of its share capital and reserves (2020 — R309 billion; 2019 — R452 billion).

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2020**	2020 Rm	2019 Rm
Secured debt Repayable in quarterly instalments ending August 2024	Secured by property, plant and equipment with a carrying value of R4 999 million (2019 — R4 183 million).	Base Chemicals	US dollar	Libor + 2,5%	3 209	2735
Repayable in bi-annual instalments ending June 2022	Secured by property, plant and equipment with a carrying value of R4 450 million (2019 — R4 941 million)	Energy (ROMPCO)*	Rand		—	2590
Repayable in bi-annual instalments ending February 2030	Secured by shares, property, plant and equipment with a carrying value of R1 821 million (2019 — R1 480 million)	Energy (CTRG)	US dollar	Libor + 5,5%	1 226	1093
		Various	Various	Various	173	184
					4 608	6602

*             The Rompco debt was transferred to disposal groups held for sale. Refer note 12.

**          Unless specified interest rate remained unchanged year-on-year.

Terms of repayment	Business	Currency	Interest rate at 30 June 2020**	2020 Rm	2019 Rm
Unsecured debt Various repayment terms ending April 2031	Various	Various	Various	949	1 779
Various repayment terms	Energy	Rand	Fixed 8%	659	626
Repayable in August 2022	Group Functions (Sasol Financing)	Rand	Variable 3 months Jibar + 1,3%	2 197	—
Various repayment terms from November 2021 November 2024(1),(2),(3)	Group Functions US dollar to (Sasol Financing International)		Fixed 4,5% and variable Libor + 1,60% to 2,90% (2019 — Libor +1%)	88 210	63 548
Various repayment terms from June 2024 to September 2028(3),(4)	Group Functions US dollar (Sasol Financing USA)		Fixed 5,8% to 6,5% and variable Libor + 1,6% to 2% (2019 — Libor + 1% — 1,4%)	71 201	57 602
Total unsecured debt				163 216	123 555
Total long-term debt				167 824	130 157
Unamortised loan costs (amortised over period of debt using the effective interest rate method)				(627)	(588)
				167 197	129 569
Short-term portion of long-term debt				(19 686)	(2 219)
				147 511	127 350

(1)

Included in this amount is the US$1 billion (R17 billion) bond, with a fixed interest rate of 4,5% which is listed on the New York Stock Exchange and is recognised in Sasol Financing International Limited, a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan. The variable interest rate debt relates to the US$3,9 billion (R67,6 billion) revolving credit facility and the US$150 million (R2,6 billion) term loan.

(2)	During the year Sasol Financing International Limited, drew down US$1,9 billion to fund mainly the LCCP and repaid US$1,5 billion on its revolving credit facility.

(3)	Increases mainly due to translation of foreign operations.

(4)

Included in this amount is the US$2,25 billion (R39,6 billion) bonds, with fixed interest rates of 5,88% and 6,5% which are listed on the New York Stock Exchange and is recognised in Sasol Financing USA LLC, a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan. The variable interest rate debt relates to the US$1,65 billion (R28,6 billion) term loan and US$150 million (R2,6 million) revolving credit facility.

			Contract amount	Total Rand equivalent	Utilised facilities	Available facilities
30 June 2020	Expiry date	Currency	million	Rm	Rm	Rm
Banking facilities and debt arrangements
Group treasury facilities
Commercial paper (uncommitted)(1)	None	Rand	8 000	8 000	2 176	5 824
Commercial banking facilities(2)	None	Rand	9 000	9 000	4 750	4 250
Revolving credit facility(3)	Various	US dollar	3 900	67 571	67 138	433
Revolving credit facility	June 2024	US dollar	150	2 599	2 599	—
Debt arrangements	November 2022	US dollar	1 000	17 326	17 326	—
US Dollar Bond	March 2024	US dollar	1 500	25 989	25 989	—
US Dollar Bond	September 2028	US dollar	750	12 995	12 995	—
US Dollar Bond	June 2024	US dollar	1 650	28 588	28 588	—
US Dollar term loan	June 2021	US dollar	150	2 599	2 599	—
US Dollar term loan	June 2021	US dollar	1 000	17 326	17 326	—
US Dollar Syndicated Loan facility(4)
Other Sasol businesses
Specific project asset finance
Energy — Clean Fuels II (Natref)	Various	Rand	1 838	1 838	1 838	—
Debt arrangements
Other debt arrangements		Various	—	—	6 030	—
					189 354	10 507
Available cash excluding restricted cash						32 287
Total funds available for use						42 794

Total utilised facilities						189 354
Accrued interest						1 003
Unamortised loan cost						(627)
Total debt including accrued interest and unamortised loan cost						189 730
Comprising
Long-term debt						147 511
Short-term debt(4)						41 574
Short-term debt						21 888
Short-term portion of long-term debt						19 686
Bank overdraft						645
189 730

(1)         In August 2019, Sasol issued its inaugural paper to the value of R2 176 million in the local debt market under the current Domestic Medium Term Note (DMTN) programme, at 130 basis points above 3 month Jibar, repayable in August 2022.

(2)         These commercial banking facilities are included in short-term debt.

(3)         The RCF is available until November 2024, with total availability reducing to US$3,495 billion by November 2022 and to US$2,845 billion by November 2023.

(4)         In November 2019 Sasol secured a US$1 billion syndicated loan facility for up to 18 months. The syndicated loan is included in short-term debt and matures in June 2021.

Loan covenant amendment

Lenders agreed to waive Sasol’s Net Debt : Earnings Before Interest, Taxation, Depreciation and Amortisation (EBITDA) covenant as at 30 June 2020 and to increase the maximum Net Debt : EBITDA covenant to 4 times for the 31 December 2020 measurement period, subject to certain conditions that include restrictions on capital expenditure and dividend payments. Sasol will also reduce the size of its loan facilities as debt levels are reduced. We have classified US$1 billion of the US$3,9 billion RCF as short- term in anticipation of proceeds from our asset divestment process. Proceeds will be utilised to repay the syndicated loan and reduce the RCF.

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method. A debt modification gain or loss is recognised immediately when a debt measured at amortised cost has been modified.

18           Lease liabilities

		2020	2019*
for the year ended 30 June	Note	Rm	Rm

Total long-term lease liabilities**		17 719	7 770
Short-term portion		(1 894)	(325)
		15 825	7 445
Reconciliation
Balance at beginning of year		7 770	7 624
Adjustment on initial application of IFRS 16		9 337	—
Restated balance at beginning of year		17 107	7 624
Finance leases acquired		3 286	118
Payments made on lease liabilities		(2 061)	(345)
Transfer to liabilities held for sale		(2 214)	—
Termination of lease liability		(410)	—
Interest accrued	8	332	108
Translation effect of foreign currency leases		93	212
Translation of foreign operations		1 586	53
Balance at end of year		17 719	7 770
Business segmentation
• Mining		11	—
• Exploration and Production International		944	—
• Energy		2 329	3 808
• Base Chemicals		5 308	2 888
• Performance Chemicals		5 543	1 071
• Group Functions		3 584	3
Total operations		17 719	7 770

*             2019 includes finance leases under IAS 17.

**      Not included in the above is an amount of R757 million relating to short-term lease expenses for the year.

Terms of repayment	Security	Business	Currency	Interest rate at 30 June 2020	2020 Rm	2019 Rm
Lease liabilities*
Repayable in monthly instalments over 15 to 30 years ending December 2050	Secured by buildings with a carrying value R1 676 million (2019 — R1 461 million)	Energy	Rand	Fixed 6,25% to 16,58% and variable 8% to 9,5%	1 947	1 643
Repayable in monthly instalments over 20 years ending September 2036	Not secured	Various	Rand	Fixed 10,94%	3 583	—
Repayable in monthly instalments over 1 to 47 years ending October 2067	Secured by land, plant and equipment with a carrying value R3 632 million (2019 — R5 908 million)	Energy, Exploration and Production International, Base and Performance Chemicals	Various	Fixed 1% to 15,35% and variable 10,62%	10 411	6 030
Other lease liabilities	Underlying assets	Various	Various	Various	1 778	97
					17 719	7 770

*            The Group’s lease liabilities relate to corporate office buildings in Sandton and Houston, rail yard, rail cars, retails convenience centres and storage facilities.

Operating leases — Minimum future lease payments for 2019

In 2019, the group leases buildings under long-term non-cancellable operating lease agreements and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

2019
for the year ended 30 June	Rm
Property, plant and equipment
Within one year	2 276
One to five years	6 089
More than five years	15 716
Total minimum future lease payments	24 081

Included in operating leases is the following:

•                 The lease for the Sasol Corporate office building. The lease term is 20 years with an option to extend for a further five years. This is a significant lease for the group.

•                 The rental of a rail cars for our North American Operations. The lease period varies from 12 to 18 years with an option to extend for a further six years.

Areas of judgement:

Various factors are considered in assessing whether an arrangement contains a lease including whether a service contract includes the implicit right to substantially all of the economic benefits from assets used in providing the service and whether the group directs how and for what purpose such assets are used. In performing this assessment, the group considers decision-making rights that will most affect the economic benefits that will be derived from the use of the asset such as changing the type, timing, or quantity of output that is produced by the asset.

Incorporating optional lease periods where there is reasonable certainty that the option will be extended is subject to judgement and has an impact on the measurement of the lease liability and related right of use asset. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option, including consideration of the significance of the underlying asset to the operations and the expected remaining useful life of the operation where the leased asset is used.

The incremental borrowing rate that the group applies is the rate that the group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The estimation of the incremental borrowing rate is determined for each lease contract using the risk-free rate over a term matching that of the lease, adjusted for other factors such as the credit rating of the lessee, a country risk premium and the borrowing currency. A higher incremental borrowing rate would lead to the recognition of a lower lease liability and corresponding right of use asset.

18           Lease liabilities continued

Accounting policies:

IFRS 16 applicable in 2020:

At contract inception all arrangements are assessed to determine whether it is, or contains, a lease. At the commencement date of the lease, the group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

•                 fixed payments (including in-substance fixed payments) less any lease incentives receivable;

•                 variable lease payments that depend on an index or a rate;

•                 amounts expected to be paid under residual value guarantees;

•                 the exercise price of a purchase option reasonably certain to be exercised;

•                 payments of penalties for terminating the lease, if the lease term reflects the group exercising the option to terminate; and

•                 lease payments to be made under reasonably certain extension options.

Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are capitalised as part of the cost of inventories or assets under construction) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. The incremental borrowing rate is the rate that the group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions.

After the commencement date, finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The group applies the recognition exemptions to short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and leases of assets that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expenses over the lease term.

IAS 17 applicable in 2019 and before:

Arrangements that are, or contain, leases are classified as either finance or operating leases. Finance leases, which transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group, are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the statement of profit or loss and other comprehensive income.

Operating lease payments are recognised in the income statement on a straight-line basis over the lease term.

19           Short-term debt

		2020	2019
for the year ended 30 June	Note	Rm	Rm
Short-term debt(1),(2)		21 888	1 239
Short-term portion of
long-term debt(3)	17	19 686	2 219
lease liabilities	18	1 894	325
		43 468	3 783

(1)         In November 2019 Sasol secured a R17 billion (US$1 billion) syndicated loan facility for up to 18 months. The syndicated loan matures in June 2021. Short-term debt raised of R19,9 billion mainly relates to the syndicated loan and commercial facilities draw down.

(2)         Sasol Financing drew down R4,3 billion on its commercial banking facilities.

(3)         R17 billion (US$ 1 billion) of the R67,6 billion (US$ 3,9 billion) RCF was classified as short-term in anticipation of proceeds from our asset disposals being utilised to repay debt in accordance with the covenant waiver agreement.

Sasol Limited Group

CAPITAL ALLOCATION AND UTILISATION

INVESTING ACTIVITIES

20           Property, plant and equipment

for the year ended 30 June	Land Rm	Building and improvements Rm	Plant, equipment and vehicles Rm	Mineral assets Rm	Total Rm
Carrying amount at 30 June 2019	4 202	15 434	185 235	28 678	233 549
Transfer of finance lease assets to right of use assets
on initial application of IFRS 16	(6)	(1 475)	(5 936)	—	(7 417)
Adjusted carrying amount at 1 July 2019	4 196	13 959	179 299	28 678	226 132
Additions	34	59	1 039	1 230	2 362
to sustain existing operations	34	42	825	1 230	2 131
to expand operations	—	17	214	—	231
Net reclassification (to)/from other assets	(11)	(295)	447	(4)	137
Reduction in rehabilitation provisions
capitalised (note 35)	—	—	(23)	(160)	(183)
Projects capitalised	920	3 035	120 616	3 378	127 949
Reclassification to held for sale (note 12)	(112)	(2 350)	(61 754)	—	(64 216)
Translation of foreign operations	842	2 091	23 761	230	26 924
Disposals and scrapping	(268)	(6)	(484)	(18)	(776)
Current year depreciation charge	—	(720)	(15 816)	(3 291)	(19 827)
Net impairment of property,
plant and equipment (note 10)	(10)	(3 819)	(90 203)	—	(94 032)

Carrying amount at 30 June 2020	5 591	11 954	156 882	30 043	204 470

for the year ended 30 June	Land Rm	Building and improvements Rm	Plant, equipment and vehicles Rm	Mineral assets Rm	Total Rm
Carrying amount at 30 June 2018	2 744	8 537	127 336	28 840	167 457
Additions	6	395	959	1 360	2 720
to sustain existing operations	6	76	959	1 360	2 401
to expand operations	—	319	—	—	319
Net reclassification (to)/from other assets	(6)	19	(97)	(306)	(390)
Reduction in rehabilitation provisions
capitalised (note 35)	—	—	(1)	—	(1)
Projects capitalised	1 452	7 281	83 768	3 583	96 084
Reclassification to held for sale	(8)	(57)	(438)	—	(503)
Translation of foreign operations	36	4	(182)	78	(64)
Disposals and scrapping	(22)	(90)	(547)	(49)	(708)
Current year depreciation charge	—	(643)	(13 607)	(3 285)	(17 535)
Net impairment of property, plant and
equipment	—	(12)	(11 956)	(1 543)	(13 511)
Carrying amount at 30 June 2019	4 202	15 434	185 235	28 678	233 549

Up to and including financial year 2019, Sasol recognised lease assets that were classified as finance leases under IAS 17 Leases as part of Property, Plant and Equipment. From financial year 2020 assets recognised under IFRS 16 Leases are disclosed separately in note 22, Right of use assets.

		Building	Plant,
		and	equipment	Mineral
	Land	improvements	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
2020
Cost	5 844	21 418	325 837	84 822	437 921
Accumulated depreciation and impairment	(253)	(9 464)	(168 955)	(54 779)	(233 451)
	5 591	11 954	156 882	30 043	204 470
2019
Cost	4 403	23 034	316 548	74 769	418 754
Accumulated depreciation and impairment	(201)	(7 600)	(131 313)	(46 091)	(185 205)
	4 202	15 434	185 235	28 678	233 549
2018
Cost	3 036	15 652	239 262	70 386	328 336
Accumulated depreciation and impairment	(292)	(7 115)	(111 926)	(41 546)	(160 879)
	2 744	8 537	127 336	28 840	167 457

				2020	2019
for the year ended 30 June				Rm	Rm
Business segmentation
• Mining				23 787	23 540
• Exploration and Production International				7 244	6 076
• Energy				27 167	48 924
• Base Chemicals				39 269	77 339
• Performance Chemicals				103 781	74 313
• Group Functions				3 222	3 357
Total operations				204 470	233 549

			2020	2019	2018
for the year ended 30 June			Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
Current year additions Adjustments for			2 362	2 720	6 992
non-cash items			(1 761)	(1 491)	(6 278)
movement in environmental provisions capitalised			(1 761)	(1 387)	(178)
movement in long-term debt*			—	(104)	(6 100)
Per the statement of cash flows			601	1 229	714

*                 2018, additions include the Air Separation Unit at SSO of R3,4 billion and the Lake Charles Chemical Project rail yard and wash bay leases of R1,8 billion that commenced during the year.

2019
for the year ended 30 June	Rm
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	7 423
cost	9 316
accumulated depreciation	(1 893)

Sasol applied the modified retrospective transition approach for the adoption of IFRS 16 Leases. Comparative information is not restated and continues to be presented as previously reported under IAS 17 Leases.

20           Property, plant and equipment continued

	2020	2019
for the year ended 30 June	Rm	Rm
Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:
Authorised and contracted for	260 620	212 848
Authorised but not yet contracted for	21 136	43 097
Less expenditure to the end of year	(249 806)	(195 850)
	31 950	60 095

to sustain existing operations	26 305	29 654
to expand operations	5 645	30 441
Estimated expenditure
Within one year	15 578	32 194
One to five years	16 372	27 901
	31 950	60 095
Business segmentation
• Mining	2 352	2 372
• Exploration and Production International	3 597	19 795
• Energy	9 237	10 390
• Base Chemicals	11 013	16 504
• Performance Chemicals	5 326	10 434
• Group Functions	425	600
Total operations	31 950	60 095

Significant capital commitments at 30 June comprise of:

			2020	2019
Project	Project location Business segment		Rm	Rm
Lake Charles Chemicals Project*	United States	Base and Performance Chemicals	1 297	11 856
Dispersal drum dryers	United States	Base and Performance Chemicals	944	—
Mozambique exploration and	Mozambique	Exploration and Production International	3 353	17 375
development
Sixth fine ash dam	Secunda	Energy	1 573	2 302
Shutdown and major statutory maintenance	Various	Energy, Base and Performance Chemicals	3 247	5 949
Renewal projects	Secunda and Sasolburg	Energy, Base and Performance Chemicals	1 702	4 578
Renewal projects	Germany	Base and Performance Chemicals
Mulalo project	Secunda	Energy, Base and Performance Chemicals	256	—
Boiler automation	Secunda	Energy, Base and Performance Chemicals	1 329	1 329
Environmental projects	Secunda	Energy, Base and Performance Chemicals	299	—
Steam Station 2 NOx Abatement	Sasolburg	Base and Performance Chemicals	1 007	—
Ammonia storage facility	Sasolburg	Base Chemicals	900	1 168
Steam Station 1 Air Quality Compliance	Sasolburg	Base and Performance Chemicals	650	—
Mozambique drilling campaign and infield compression	Mozambique	Exploration and Production International	1 405	577
Clean fuels II: To meet legislated fuel specifications	Secunda	Energy	93	915
Network development	Various	Energy	1 375	418
Specialised stonework equipment	Secunda	Mining
Laboratory expansion	Germany	Base and Performance Chemicals	290	—
Road and rail automation system	Secunda	Base and Performance Chemicals	320	—
China Ethoxylation plant	China	Performance Chemicals	351	—
Refurbishment of equipment	Secunda	Mining	126	—
Natcos to Multi Product Pipeline project	Durban	Energy	—	135
Natcos tank programme	Durban	Energy	812	409
Etame field development	Gabon	Exploration and Production International	110	—
Mine geographical expansions	Secunda	Mining	131	—
Natref air quality compliance projects	Sasolburg	Energy	113	380
Impumelelo Colliery to maintain Brandspruit Colliery operation	Secunda	Mining	478	406
Coal tar filtration east and west project	Secunda	Energy, Base and Performance Chemicals	252	353
Other capital commitments	Various	Various	176	220
			138	356
			9 223	11 369
			31 950	60 095

*                 The LCCP capital commitment excludes the remaining contingency of US$113 million. The approved amount for the LCCP is US$12,9 billion with the overall cost estimate tracking US$12,8 billion.

20           Property, plant and equipment continued

Accounting policies:

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves.

Life-of-mine coal assets are depreciated using the units-of-production method and is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life.

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management.

The following depreciation rates apply in the group:
Buildings and improvements	1 – 17%, units of production over life of related reserve base Retail
convenience centres	3 – 5%
Plant	2 – 50%
Equipment	3 – 91%
Vehicles	5 – 33%
Mineral assets	Units of production over life of related reserve base
Life-of-mine coal assets	Units of production over life of related reserve base

21          Assets under construction

for the year ended 30 June	Property plant and equipment under construction Rm	Other intangible assets under development Rm	Exploration and evaluation assets Rm	Total Rm
Balance as at 30 June 2019	126 327	627	810	127 764
Transfer of finance lease assets to right of use assets on initial application of IFRS 16	(71)	—	—	(71)
Adjusted carrying amount at 1 July 2019	126 256	627	810	127 693
Additions	35 186	485	59	35 730
to sustain existing operations	18 564	453	—	19 017
to expand operations	16 622	32	59	16 713
Net reclassification from/(to) other assets	(107)	179	(89)	(17)
Finance costs capitalised	3 520	—	—	3 520
Net impairment of assets under construction (note 10)	(13 399)	—	43	(13 356)
Reclassification to disposal groups held for sale (note 12)	(9 497)	—	—	(9 497)
Projects capitalised	(127 949)	(543)	—	(128 492)
Translation of foreign operations	12 773	92	11	12 876
Disposals and scrapping*	(531)	—	(124)	(655)
Balance at 30 June 2020	26 252	840	710	27 802

*                 Determining as to whether, and how much, cost incurred on a project is abnormal and needs to be scrapped, involves judgement. The factors considered by management include the scale and complexity of the project, the technology being applied and input from experts.

for the year ended 30 June	Property plant and equipment under construction Rm	Other intangible assets under development Rm	Exploration and evaluation assets Rm	Total Rm
Balance as at 30 June 2018	163 783	1 125	453	165 361
Additions	52 786	289	67	53 142
to sustain existing operations	21 739	245	—	21 984
to expand operations	31 047	44	67	31 158
Net reclassification from/(to) other assets	(93)	—	323	230
Finance costs capitalised	6 942	—	—	6 942
Net impairment of assets under construction	(3 973)	—	(34)	(4 007)
Reclassification to disposal groups held for sale	(153)	—	—	(153)
Projects capitalised	(96 084)	(816)	—	(96 900)
Translation of foreign operations	3 971	29	1	4 001
Disposals and scrapping*	(852)	—	—	(852)
Balance at 30 June 2019	126 327	627	810	127 764

*                 Determining as to whether, and how much, cost incurred on a project is abnormal and needs to be scrapped, involves judgement. The factors considered by management include the scale and complexity of the project, the technology being applied and input from experts.

21          Assets under construction continued

for the year ended 30 June	2020 Rm	2019 Rm
Business segmentation
Mining	2 530	2 268
Exploration and Production International	9 381	7 426
Energy	5 644	7 698
Base Chemicals	5 576	60 927
Performance Chemicals	4 090	48 764
Group Functions	581	681
Total operations	27 802	127 764

	2020	2019	2018
for the year ended at 30 June	Rm	Rm	Rm
Additions to assets under construction (cash flow)
Current year additions Adjustments	35 730	53 142	52 806
for non-cash items	(1 186)	1 410	(171)
cash flow hedge accounting	—	—	1
movement in environmental provisions capitalised movement in	(1 186)	(537)	(172)
long-term debt	—	(13)	—
LCCP investment incentives	—	1 960	—

Per the statement of cash flows*	34 544	54 552	52 635

	2020 Rm	2019 Rm
Capital expenditure
Projects to sustain operations comprise of:
Secunda Synfuels Operations	7 277	10 315
Shutdown and major statutory maintenance	3 671	4 825
Renewals	1 149	1 880
Sixth fine ash dam (environmental)	729	1 417
Volatile organic compounds abatement programme (environmental)	304	141
Coal tar filtration east project (safety)	249	329
Other environmental related expenditure	241	170
Other safety related expenditure	129	556
Other sustain	805	997
Mining (Secunda and Sasolburg)	2 839	2 894
Impumelelo Colliery to maintain Brandspruit Colliery operation	41	157
Refurbishment of equipment	696	674
Mine geographical expansion	671	605
Other safety related expenditure	197	355
Other sustain	1 234	1 103
Other (in various locations)	8 901	8 758
Expenditure related to environmental obligations	1 103	590
Expenditure incurred relating to safety regulations	176	283
Other sustain	7 622	7 885

Capital expenditure cash flow*	19 017	21 967

* Excludes finance costs capitalised to assets under construction.

Capital expenditure

Projects to expand operations comprise of:

			2020	2019
	Project location	Business segment	Rm	Rm
Lake Charles Chemicals Project*	United States	Base and Performance Chemicals	13 807	30 289
Mozambique exploration and development	Mozambique	Exploration and Production International	211	221
China Ethoxylation plant	China	Performance Chemicals	18	489
Canadian shale gas asset	Canada	Exploration and Production International	132	141
Other projects to expand operations	Various	Various	1 359	1 445
Capital expenditure (cash flow)			15 527	32 585

*                 Actual capital expenditure (accrual basis) – 30 June 2020 – US$880 million; 30 June 2019 – US$2,2 billion.

Accounting policies:

Assets under construction

Assets under construction are non-current assets, which includes land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment, intangible assets and exploration assets. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition.

Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate of 4,9% is calculated as the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, including borrowings made specifically for the purpose of obtaining qualifying assets once the specific qualifying asset is ready for its intended use. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

Exploration assets

Exploration assets comprise capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas). Mineral assets comprise capitalised expenditure relating to producing coal, oil and gas properties, including development costs and previously capitalised exploration assets.

21          Assets under construction continued

Oil and gas

The successful efforts method is used to account for natural oil and gas exploration, evaluation and development activities. Property and licence acquisition costs as well as development cost, including expenditure incurred to drill and equip development wells on proved properties, are capitalised as part of assets under construction and transferred to mineral assets in property, plant and equipment when the assets begin producing.

On completion of an exploratory well or exploratory-type stratigraphic test well, the entity will be able to determine if there are oil or gas resources. The classification of resources as proved reserves depends on whether development of the property is economically feasible and recoverable in the future, under existing economic and operating conditions, and if any major capital expenditure to develop the property as a result of sufficient quantities of additional proved reserves being identified is justifiable, approved and recoverable.

The cost of exploratory wells, through which potential proved reserves may be or have been discovered and the associated exploration costs are capitalised as exploration and evaluation assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether there are proved reserves.

The following conditions must be met for these exploration costs to remain capitalised:

•                  Sufficient progress is being made in assessing the oil and gas resources, including assessing the economic and operating viability with regards to developing the property.

•                  It has been determined that sufficient oil and gas resources or reserves exist which are economically viable based on a range of technical and commercial considerations to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells.

Progress in this regard is reassessed at each reporting date and is subject to technical, commercial and management review to ensure sufficient justification for the continued capitalisation of such qualifying exploration and evaluation expenditure as an exploration and evaluation asset as part of assets under construction. If both of the above conditions are not met or if information is obtained that raise substantial doubt about the economic or operating viability, the costs are charged to the income statement.

Exploratory wells and exploratory-type stratigraphic test wells can remain suspended on the statement of financial position for several years while additional activity including studies, appraisal, drilling and/or seismic work on the potential oil and gas field is performed or while the optimum development plans and timing are established in the absence of impairment indicators.

Coal mining

Coal mining exploration and evaluation expenditure is charged to the income statement until completion of a final feasibility study supporting proved and probable coal reserves. Expenditure incurred subsequent to proved and probable coal reserves being identified is capitalised as exploration assets in assets under construction.

Expenditure on producing mines or development properties is capitalised when excavation or drilling is incurred to extend reserves or further delineate existing proved and probable coal reserves. All development expenditure incurred after the commencement of production is capitalised to the extent that it gives rise to probable future economic benefits.

A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and has been transported by conveyor over the scale of the shaft head. The calculation is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Inaccessible reserves are excluded from the calculation.

22          Right of use assets

for the year ended 30 June	Land Rm	Building and improvements Rm	Plant, equipment and vehicles Rm	Mineral assets Rm	Total Rm
Carrying amount at 30 June 2019	—	—	—	—	—
Recognition of right of use assets on initial application of IFRS 16	433	6 490	9 118	4	16 045
Adjusted carrying amount at 1 July 2019	433	6 490	9 118	4	16 045
Additions	8	407	3 046	5	3 466
Reclassification to held for sale	(2)	(7)	(1 166)	—	(1 175)
Translation of foreign operations	83	332	1 281	—	1 696
Terminations	—	(14)	(586)	—	(600)
Current year depreciation charge	(25)	(662)	(1 605)	(2)	(2 294)
Net impairment of right of use assets (note 10)	(313)	(100)	(2 909)	—	(3 322)
Carrying amount at 30 June 2020	184	6 446	7 179	7	13 816

Up to and including financial year 2019, Sasol recognised lease assets that were classified as finance leases under IAS 17 Leases as part of Property, Plant and Equipment.

for the year ended 30 June	Land Rm	Building and improvements Rm	Plant, equipment and vehicles Rm	Mineral assets Rm	Total Rm
2020
Cost	523	8 046	10 954	9	19 532
Accumulated depreciation and impairment	(339)	(1 600)	(3 775)	(2)	(5 716)
	184	6 446	7 179	7	13 816

for the year ended 30 June	2020 Rm
Business segmentation
Mining	10
Exploration and Production International	888
Energy	1 941
Base Chemicals	3 430
Performance Chemicals	5 118
Group Functions	2 429
Total operations	13 816

Accounting policies:

IFRS 16 applicable in 2020:

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes:

•                  the amount of the initial measurement of lease liability;

•                  any lease payments made at or before the commencement date less any lease incentives received;

•                  any initial direct costs; and

•                  restoration costs.

Right of use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the group is reasonably certain to exercise a purchase option, the right of use asset is depreciated over the underlying asset’s useful life. The depreciation charge is recognised in the income statement unless it is capitalised as part of the cost of inventories or assets under construction.

The right of use assets are also subject to impairment. Refer to the accounting policies in the note on Remeasurement items affecting profit or loss.

23                                  Long-term receivables and prepaid expenses

	2020	2019
for the year ended 30 June	Rm	Rm
Total long-term receivables	7 411	6 007
Impairment of long-term receivables*	(442)	(211)
Short-term portion	(1 170)	(214)
	5 799	5 582
Long-term prepaid expenses	636	735
	6 435	6 317
Comprising:
Long-term receivables (interest-bearing) — joint operations	1 608	1 252
Long-term loans	2 822	2 370
LCCP investment incentives	1 369	1 960
	5 799	5 582

*Impairment of long-term loans and receivables

Long-term loans and receivables are considered for impairment under the expected credit loss model. Refer to note 43 for detail on the impairments recognised.

24                                  Equity accounted investments

	2020	2019
for the year ended 30 June	Rm	Rm
Amounts recognised in the statement of financial position:
Investments in joint ventures and associates	11 812	9 866

	2020	2019
for the year ended 30 June	Rm	Rm
Business segmentation
Mining	13	5
Energy	10 887	9 449
Base Chemicals	767	273
Performance Chemicals	16	16
Group Functions	129	123
Total carrying value of equity accounted investments	11 812	9 866

* The increase relates to the 49% investment in Enaex Africa (Pty) Ltd after the disposal of the explosives business.

	2020	2019	2018
for the year ended 30 June	Rm	Rm	Rm
Amounts recognised in the income statement:
Share of (losses)/profits of equity accounted investments, net of tax	(347)	1 074	1 443
share of profits	(347)	1 089	1 454
remeasurement items	—	(15)	(11)

Amounts recognised in the statement of cash flows:
Dividends received from equity accounted investments	208	1 506	1 702

There are no significant restrictions on the ability of the joint ventures or associate to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 10, to calculate the impairment.

At 30 June, the group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2020	2019
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	10 511	8 239
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	255	273
Sasol Chevron Holdings Limited	Bermuda	Marketing of Escravos GTL products	50	159	274
Associates
Enaex Africa (Pty) Ltd*	South Africa	Manufacturing and distribution of explosives	49	512	—
Escravos GTL (EGTL)**	Nigeria	GTL plant	—	—	753
Other equity accounted investments			Various	375	327
Carrying value of investments				11 812	9 866

*                 On 30 June 2020, Sasol formed an entity Enaex Africa (Pty) Ltd, with Enaex S.A. (Enaex), a subsidiary of the Sigdo Koppers Group, with Enaex taking responsibility for the management and operational control of the associate.

**          The group sold its 10% investment in EGTL on 29 June 2020. Refer note 11.

Summarised financial information for the group’s share of equity accounted investments which are not material**

	2020	2019
for the year ended 30 June	Rm	Rm
Operating (loss)/profit	(674)	13
Loss before tax	(665)	(2)
Taxation	(20)	(56)
Loss and total comprehensive loss for the year	(685)	(58)

** The financial information provided represents the group’s share of the results of the equity accounted investments.

	2020	2019
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	1 936	715
Authorised but not yet contracted for	1 089	1 100
Less: expenditure to the end of year	(1 748)	(532)
	1 277	1283

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL is considered to be material as it is closely monitored and reported on to the decision makers and is considered to be a strategically material investment.

24                                Equity accounted investments continued

Summarised financial information for the group’s material equity accounted investments

In accordance with the group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the group’s material joint venture. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

	Joint venture
	ORYX GTL Limited
	2020	2019
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	17 236	11 964
Deferred tax asset	636	22
Current assets	7 217	6 722
Total assets	25 089	18 708
Other non-current liabilities	974	378
Other current liabilities	2 663	1 337
Tax payable	—	100
Total liabilities	3 637	1 815
Net assets	21 452	16 893
Summarised income statement
Turnover	7 279	9 977
Depreciation and amortisation	(1 424)	(1 420)
Other operating expenses	(4 707)	(5 039)
Operating profit before interest and tax	1 148	3 518
Finance income	31	33
Finance cost	(84)	(3)
Profit before tax	1 095	3 548
Taxation	(492)	(607)
Profit and total comprehensive income for the year	603	2 941
The group’s share of profits of equity accounted investment	338	1 131
49% share of profit before tax	536	1 738
Taxation*	(198)	(607)

Reconciliation of summarised financial information
Net assets at the beginning of the year	16 893	17 001
Profit before tax for the year	1 095	3 548
Taxation*	(483)	(607)
Foreign exchange differences	3 947	490
Dividends paid	—	(3 539)
Net assets at the end of the year	21 452	16 893
Additional Sasol specific liabilities*	—	(79)
Adjusted net assets at the end of the period	21 452	16 814
Carrying value of equity accounted investment	10 511	8 239

*            From 29 April 2017 to 31 December 2018, as a result of tax regulations, tax was levied only on Sasol’s share of profits at a rate of 35%.

The year-end for ORYX GTL Limited is 31 December, however the group uses the financial information at 30 June. The carrying value of the investment represents the group’s interest in the net assets thereof.

Contingent liabilities

There were no contingent liabilities at 30 June 2020 relating to our joint ventures or associates.

Accounting policies:

The financial results of associates and joint ventures are included in the group’s results according to the equity method from acquisition date until the disposal date. Under the equity method, investments in associates and joint ventures are recognised initially at cost. Subsequent to the acquisition date, the group’s share of profits or losses of associates and joint ventures is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income or equity as appropriate. A joint venture is a joint arrangement in which the parties have joint control with rights to the net assets of the arrangement. An associate is an entity, other than a subsidiary, joint venture or joint operation, in which the group has significant influence, but no control or joint control, over financial and operating policies. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

25                                Interest in joint operations

At 30 June, the group’s interest in material joint operations were:

			% of equity owned
Name	Country of incorporation	Nature of activities	2020	2019
Gemini HDPE LLC	United States of America	Manufactures high density polyethylene chemicals	50	50
Sasol Canada	Canada	Development of shale gas reserves and production and marketing of shale gas	50	50
Natref	South Africa	Refining of crude oil	64	64

The information provided is Sasol’s share of joint operations (excluding unincorporated joint operations) and includes intercompany transactions and balances.

	Gemini	Sasol			Total	Total
	HDPE LLC	Canada	Natref	Other*	2020	2019
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	6 148	1 430	3 461	1 878	12 917	10 858
External current assets	82	191	325	1 084	1 682	1 651
Intercompany current assets	26	1	9	4	40	109
Total assets	6 256	1 622	3 795	2 966	14 639	12 618
Shareholders’ equity	3 049	80	234	251	3 614	2 888
Long-term liabilities	2 958	1 446	2 823	1 997	9 224	8 001
Interest-bearing current liabilities	136	1	256	371	764	589
Non-interest-bearing current liabilities	113	95	268	81	557	737
Intercompany current liabilities	—	—	214	266	480	403
Total equity and liabilities	6 256	1 622	3 795	2 966	14 639	12 618
Income statement
Turnover	527	341	2 157	1 196	4 221	4 135
Operating profit/(loss)	(129)	(133)	284	130	152	(2 323)
Other expenses	(160)	(19)	(207)	(159)	(545)	(444)
Net (loss)/profit before tax	(289)	(152)	77	(29)	(393)	(2 767)
Taxation	—	—	37	(103)	(66)	(62)
Attributable (loss)/profit	(289)	(152)	114	(132)	(459)	(2 829)
Statement of cash flows
Cash flow from operations	1	(221)	956	272	1 008	1 337
Movement in working capital	11	(53)	(98)	71	(69)	(111)
Tax paid	—	—	(2)	(1)	(3)	(24)
Other expenses	(131)	—	(210)	(205)	(546)	(561)
Cash available from operations	(119)	(274)	646	137	390	641
Dividends paid	—	—	(166)	—	(166)	(230)
Cash retained from operations	(119)	(274)	480	137	224	411
Cash flow from investing activities	(708)	122	(519)	342	(763)	(843)
Cash flow from financing activities	825	(2)	77	(279)	621	(612)
Decrease/(Increase) in cash requirements	(2)	(154)	38	200	82	(1 044)

*    Includes Central Térmica de Ressano Garcia (CTRG).

At 30 June 2020, the group’s share of the total capital commitments of joint operations amounted to R700 million (2019 — R1 080 million).

26                        Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside of South Africa. The following table presents each of the group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June.

There are no significant restrictions on the ability of the group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

	Country of		% of equity owned		Investment at cost (Rm)(1)
Name	incorporation	Nature of activities	2020	2019	2020	2019
Significant operating subsidiaries Direct
Sasol Mining Holdings (Pty) Ltd	South Africa	Holding company of the group’s mining interests	100	100	9 163	9 163
Sasol Technology (Pty) Ltd	South Africa	Engineering services, research and development and technology transfer	100	100	316	316
Sasol Financing Ltd	South Africa	Management of cash resources, investments and procurement of loans (for South African operations)	100	100	422	422
Sasol Investment Company (Pty) Ltd(2)	South Africa	Holding company for foreign investments	100	100	67 656	65 748
Sasol South Africa Ltd(3),(4)	South Africa	Integrated petrochemicals and energy company	100	100	39 809	35 730
Sasol Middle East and India (Pty) Ltd	South Africa	Develop and implement international GTL and CTL ventures	100	100	10 098	10 092
Sasol Africa (Pty) Ltd	South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100	8 069	8 069
Sasol Oil (Pty) Ltd	South Africa	Marketing of fuels and lubricants	75	75	694	672
Sasol New Energy Holdings (Pty) Ltd	South Africa	Developing lower-carbon energy solutions	100	100	792	792

(1)         The cost of these investments represents the holding company’s investment in the subsidiaries, which eliminate on consolidation and exclude impairments..

(2)         Increase relates to equity funding of the LCCP.

(3)         Increase relates to notional interest relating to Khanyisa transaction.

(4)         Sasol Khanyisa shareholders indirectly have an 18,4% shareholding in Sasol South Africa Limited. Once the Khanyisa funding is settled, the Sasol Khanyisa ordinary shares will be exchanged for Sasol BEE Ordinary (SOLBE1) shares listed on the empowerment segment of the JSE.

26        Interest in significant operating subsidiaries continued

			% of equity owned
Name	Country of incorporation Nature of activities		2020	2019
Significant operating subsidiaries Indirect

The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)*	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	50

Sasol Financing International Limited	South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100	100

Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100	100

Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	100

Sasol Mining (Pty) Ltd	South Africa	Coal mining activities	90	90

Sasol Canada Holdings Limited	Canada	Exploration, development, production, marketing and distribution of natural oil and gas and associated products in Canada	100	100

Sasol Chemicals (USA) LLC	United States	Production, marketing and distribution of America of chemical products	100	100

Sasol Financing USA LLC	United States	Management of cash resources, of America investment and procurement of loans (for our North American operations)	100	100

*                 Through contractual arrangements Sasol exercises control over the relevant activities of Rompco. The Group has classified the assets and liabilities of Rompco as held for sale at 30 June 2020. Refer to note 12.

Our other interests in subsidiaries are not considered significant.

Non-controlling interests

The group has a number of subsidiaries with non-controlling interests, however none of them were material to the Statement of Financial position.

Guarantees

Sasol Limited has guaranteed the fulfilment of various subsidiaries’ obligations in terms of contractual agreements. The group has guaranteed the borrowing facilities and banking arrangements of certain of its subsidiaries.

Areas of judgement:

The disclosure of subsidiaries is based on materiality taking into account the contribution to turnover, assets of the group, and the way the business is managed and reported on.

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

WORKING CAPITAL

27           Inventories

for the year ended 30 June	2020 Rm	2019 Rm
Inventories
Carrying value
Crude oil and other raw materials	3 513	3 938
Process material	1 868	1 890
Maintenance materials	6 376	5 940
Work in progress	2 108	2 578
Manufactured products	13 681	15 087
Consignment inventory	255	213
	27 801	29 646
Business segmentation
• Mining	1 963	1 425
• Exploration and Production International	183	163
• Energy	5 689	7 826
• Base Chemicals	6 383	7 684
• Performance Chemicals	13 558	12 522
• Group Functions	25	26
Total operations	27 801	29 646

The impact of lower sales prices resulted in a net realisable value write-down of R384 million in 2020 (2019 — R371 million).

Inventory of R3 294 million (2019 — R3 113 million) is held at net realisable value. No inventories were encumbered at 30 June 2020, (2019 — Rnil million).

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes, are usually produced as a consequence of the main product stream, and are immaterial to the group. Revenue from sale of by-products is offset against the cost of the main products.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)

Process, maintenance and other materials	Weighted average purchase price

Work-in-progress	Manufacturing costs incurred

Manufactured products including consignment inventory	Manufacturing costs according to FIFO

28           Trade and other receivables

for the year ended 30 June	2020 Rm	2019 Rm
Trade and other receivables
Trade receivables	18 247	23 237
Other receivables*	4 310	2 760
Related party receivables — equity accounted investments	215	67
Impairment of trade and other receivables	(706)	(453)
Trade and other receivables	22 066	25 611
Duties recoverable from customers	366	467
Prepaid expenses and other	1 605	1 425
Value added tax	1 060	1 075
	25 097	28 578

*                 The increase compared to prior year mainly relates to a portion of the LCCP investment incentives reclassified to short-term and proceeds on the EGTL disposal received after June 2020.

Impairment of trade receivables

Trade receivables are considered for impairment under the expected credit loss model. Trade receivables are written off when there is no reasonable prospect that the customer will pay. Refer to note 43 for detail on the impairments recognised.

No individual customer represents more than 10% of the group’s trade receivables.

Fair value of trade receivables

The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

The group holds no collateral over the trade receivables which can be sold or pledged to a third party.

	2020 Rm	2019 Rm
Business segmentation
• Mining	201	276
• Exploration and Production International	538	497
• Energy	7 672	10 357
• Base Chemicals	7 104	7 603
• Performance Chemicals	8 140	8 071
• Group Functions	1 442	1 774
Total operations	25 097	28 578

Accounting policies:

Trade and other receivables are recognised initially at transaction price and subsequently stated at amortised cost using the effective interest rate method, less impairment losses. A simplified expected credit loss model is applied for recognition and measurement of impairments in trade receivables, where expected lifetime credit losses are recognised from initial recognition, with changes in loss allowances recognised in profit and loss. The group did not use a provisional matrix. Trade and other receivables are written off where there is no reasonable expectation of recovering amounts due. The trade receivables do not contain a significant financing component.

29           Trade and other payables

	2020	2019
for the year ended 30 June	Rm	Rm
Trade payables	13 535	15 749
Capital project related payables*	3 516	9 088
Accrued expenses	3 837	3 340
Related party payables	276	324
third parties	88	189
equity accounted investments	188	135
Trade payables	21 164	28 501
Other payables**	7 188	6 282
Duties payable to revenue authorities	7 086	4 450
Value added tax	319	233
	35 757	39 466

*                 Decrease as a result of reduced activity on the LCCP project as units reach beneficial operation.

**          Other payables includes employee-related payables.

No individual vendor represents more than 10% of the group’s trade payables.

Fair value of trade and other payables

The carrying value approximates fair value because of the short period to settlement of these obligations.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

30           Decrease/(increase) in working capital

	2020	2019	2018
	Rm	Rm	Rm
Decrease/(increase) in inventories	3 397	(829)	(3 413)
Decrease/(increase) in trade receivables	6 431	37	(2 789)
(Decrease)/increase in trade payables	(3 990)	3 202	2 441
Decrease/(increase) in working capital	5 838	2 410	(3 761)

CASH MANAGEMENT

31                                  Cash and cash equivalents

for the year ended 30 June	2020 Rm	2019 Rm
Cash and cash equivalents	34 739	15 877
Bank overdraft	(645)	(58)
Per the statement of cash flows	34 094	15 819
Cash by currency
Rand	14 281	4 179
Euro	2 602	2 080
US dollar	15 520	7 992
Other currencies	1 691	1 568
	34 094	15 819

Included in cash and cash equivalents:

Cash in respect of various special purpose entities in the Group for use within those entities amounted to R187 million (2019 — R288 million) and cash in respect of short-term rehabilitation commitments amounted to R99 million.

Cash in respect of joint operations can only be utilised for the business activities of the joint operations. This includes Sasol’s interests in the power plant in Mozambique R617 million (2019 — R322 million), the high-density polyethylene (HDPE) plant in North America of R40 million (2019 — R35 million) and R65 million (2019 — R227 million) relating to exploration and other ventures.

Other cash restricted for use of R799 million (2019 — R1 176 million) includes cash deposits serving as collateral for bank guarantees.

Fair value of cash and cash equivalents

The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Accounting policies:

Cash and cash equivalents comprises cash on hand, cash restricted for use, bank overdraft, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which is deemed to be fair value.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

32                                  Cash generated by operating activities

		2020	2019	2018
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	33	36 546	48 988	46 638
Decrease/(increase) in working capital	30	5 838	2 410	(3 761)
		42 384	51 398	42 877

33                                  Cash flow from operations

for the year ended 30 June Note	Note	2020 Rm	2019 Rm	2018 Rm
(Loss)/earnings before interest and tax (EBIT)		(111 030)	9 697	17 747
Adjusted for
share of losses/(profits) of equity accounted investments	24	347	(1 074)	(1 443)
equity-settled share-based payment	39	1 946	1 659	3 776
depreciation and amortisation		22 575	17 968	16 425
effect of remeasurement items	10	110 834	18 645	9 901
movement in long-term provisions		(2 208)	430	(596)
income statement charge	35	(734)	(1 099)	(729)
utilisation	35	39	(3)	25
movement in short-term provisions movement in		733	635	(561)
post-retirement benefits translation effects		6 098	(199)	(121)
write-down of inventories to net realisable value		384	371	234
movement in financial assets and liabilities movement		3 990	864	2 415
in other receivables and payables other non-cash		3 057	601	(244)
movements		515	493	(191)
		36 546	48 988	46 638

34                                  Dividends paid

for the year ended 30 June	Note	2020 Rm	2019 Rm	2018 Rm
Final dividend — prior year		10	6 269	4 842
Interim dividend — current year		21	3 683	3 110
		31	9 952	7 952
Forecast cash flow on final dividend — current year		—	—	4 898

The Board did not declare a final or interim dividend during the year. Dividends paid relate to dividends paid by Sasol South Africa Limited to Sasol Khanyisa participants.

Sasol Limited Group

PROVISIONS AND RESERVES

PROVISIONS

35                                  Long-term provisions

for the year ended 30 June	Environ mental Rm	Share- based payments* Rm	Other Rm	Total Rm
2020
Balance at beginning of year	18 742	264	954	19 960
Capitalised in property, plant and equipment and assets under construction**	2 947	—	—	2 947
Reduction in rehabilitation provision capitalised	(183)	—	—	(183)
Transfer to held for sale liabilities***	(303)	—	(1)	(304)
Per the income statement	(2 012)	(205)	9	(2 208)
additional provisions and changes to existing provisions	(695)	(205)	58	(842)
reversal of unutilised amounts	(10)	—	(49)	(59)
effect of change in discount rate	(1 307)	—	—	(1 307)
Notional interest	941	—	4	945
Utilised during year (cash flow)	(668)	(7)	(59)	(734)
Foreign exchange differences recognised in income statement	1 574	(5)	18	1 587
Translation of foreign operations	752	4	139	895
Balance at end of year	21 790	51	1 064	22 905

for the year ended 30 June	Environ mental Rm	Share- based payments Rm	Other Rm	Total Rm
2019
Balance at beginning of year	14 933	1 101	1 693	17 727
Capitalised in property, plant and equipment and assets under construction	1 925	—	—	1 925
Reduction in rehabilitation provision capitalised	(1)	—	—	(1)
Transfer to held for sale liabilities	(51)	—	(3)	(54)
Per the income statement	1 095	(440)	(225)	430
additional provisions and changes to existing provisions	415	(440)	64	39
reversal of unutilised amounts	(8)	—	(289)	(297)
effect of change in discount rate	688	—	—	688
Notional interest	849	—	8	857
Utilised during year (cash flow)	(159)	(397)	(543)	(1 099)
Foreign exchange differences recognised in income statement	109	—	18	127
Translation of foreign operations	42	—	6	48
Balance at end of year	18 742	264	954	19 960

*	Refer note 38 for accounting policies and areas of judgement used in calculating the share-based payment provision (cash settled).

**	Increase in rehabilitation capitalised in 2020 relates to a reassessment of our provision based on discount rates and cost estimates.

***	Relates to rehabilitation provisions of the US Base Chemicals Assets and Investment in Republic of Mozambique Pipeline Investment Company classified as held for sale, refer note 12.

35                                  Long-term provisions continued

for the year ended 30 June	Note	2020 Rm	2019 Rm
Expected timing of future cash flows
Within one year		1 048	2 338
One to five years		5 324	3 291
More than five years		16 533	14 331
		22 905	19 960
Short-term portion	36	(1 048)	(2 338)
Long-term provisions		21 857	17 622
Estimated undiscounted obligation		96 033	101 100
Business segmentation
• Mining		1 631	1 439
• Exploration and Production International		11 292	6 779
• Energy		2 684	3 427
• Base Chemicals		3 309	3 919
• Performance Chemicals		2 941	2 038
• Group Functions		—	20
Total operations		21 857	17 622

Environmental provisions

In accordance with the group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises, representing the estimated actual cash flows in the period in which the obligation is settled.

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

The total environmental provision at 30 June 2020 amounted to R21 790 million (2019 — R18 742 million). In line with the requirements of the legislation of South Africa, the utilisation of certain investments is restricted for mining rehabilitation purposes. These investments amounted to R661 million (2019 — R667 million). In addition, indemnities of R2 190 million (2019 — R2 155 million) are in place.

The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

for the year ended 30 June	2020%	2019%
South Africa	3,6 to 9,4	6,9 to 8,7
Europe	—	0,0 to 0,7
United States of America	0,2 to 0,9	1,7 to 2,3
Canada	0,5 to 1,4	1,7 to 2,2

for the year ended 30 June	2020 Rm	2019 Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(3 836)	(3 351)
amount capitalised to property, plant and equipment income	(2 767)	(1 930)
recognised in income statement	(1 069)	(1 421)
Decrease in the discount rate	4 297	4 540
amount capitalised to property, plant and equipment expense	3 115	2 622
recognised in income statement	1 182	1 918

36                                  Short-term provisions

		2020	2019
for the year ended 30 June	Note	Rm	Rm
Other provisions
Short-term portion of		649	552
long-term provisions	35	1 048	2 338
post-retirement benefit obligations	37	505	399
		2 202	3 289

Accounting policies:

Long-term provisions are determined by discounting the expected future cash flows using a pre-tax discount rate to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Termination benefits are recognised as a liability at the earlier of the date of recognition of restructuring costs or when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations as well as the period in which it will be settled.

It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group’s financial position, liquidity or cash flow.

37                                  Post-retirement benefit obligations

		2020	2019
for the year ended 30 June	Note	Rm	Rm
Post-retirement healthcare obligations
South Africa	37.1	2 992	3 825
United States of America		385	268
		3 377	4 093
Pension obligations	37.2
Foreign — post-retirement benefit obligation		11 819	9 014
Less: short-term portion of post-retirement pension and medical benefit obligations		(505)	(399)
Total post-retirement benefit obligations		14 691	12 708

Pension assets	37.2
South Africa — post-retirement benefit asset		(467)	(555)
Foreign — post-retirement benefit asset		—	(719)
Total post-retirement benefit assets		(467)	(1 274)
Net pension obligations		11 352	7 740

37                                  Post-retirement benefit obligations continued

The group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical coverage provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded. In the United States of America certain of our Pension Funds are funded. The pension benefits in Europe are unfunded.

Accounting policies:

The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which the related services are rendered by the employee.

The group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to members in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

•                 when the plan amendment or curtailment occurs; and

•                 when the group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling, determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

	Healthcare benefits	Pension benefits
Last actuarial valuation — South Africa	31 March 2020	31 March 2020
Last actuarial valuation — United States of America	30 June 2020	30 June 2020
Last actuarial valuation — Europe	n/a	1 April 2020
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

	South Africa				United States of America				Europe
	2020		2019		2020		2019		2020		2019
at valuation date	%		%		%		%		%		%
Healthcare cost inflation
initial	7,5		7,5		n/a	*	8,5	*	n/a		n/a
ultimate	7,5		7,5		n/a	*	4,5	*	n/a		n/a
Discount rate — post- retirement medical benefits	13,3		10,5		2,3		3,6		n/a		n/a
Discount rate — pension benefits	12,2		10,0		2,2		2,7		1,4	***	1,6
Pension increase assumption	6,1		4,7		n/a	**	n/a	**	1,8		1,8
Average salary increases	5,5	+	5,5	+	4,2		4,2		2,8		2,8
Weighted average duration of the obligation — post- retirement medical obligation	14 years		15 years		11 years		9 years		n/a		n/a
Weighted average duration of the obligation — pension obligation	12 years		13 years		14 years		13 years		18 years		18 years

Assumptions regarding future mortality are based on published statistics and mortality tables.

*                               The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**                        There are no automatic pension increases for the United States of America pension plan.

***                 The population of corporate bonds used to calculate the discount rate applied in the valuation of the European pension benefits was updated in June 2020 to exclude certain covered bonds, as this leads to a more reliable estimate. The inclusion of covered bonds in times of capital market volatility, such as what is currently being experienced, causes increased dispersion of bond yields in the population of Eurozone bonds which will lead to a less reliable estimate.

+                                 Salary increases are linked to inflation.

37.1              Post-retirement healthcare obligations

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total
	2020	2019	2020	2019	2020	2019
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation	2 992	3 825	385	268	3 377	4 093
Less short-term portion	(214)	(178)	(26)	(20)	(240)	(198)
Non-current post-retirement healthcare obligation	2 778	3 647	359	248	3 137	3 895

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2020	2019	2020	2019	2020	2019
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	3 825	3 995	268	248	4 093	4 243
Movements recognised in the income statement:	440	459	27	26	467	485
current service cost interest	45	53	18	13	63	66
cost	395	407	9	13	404	420
curtailments and settlements	—	(1)	—	—	—	(1)
Actuarial (gains)/losses recognised in other comprehensive income:	(1 085)	(468)	45	8	(1 040)	(460)
arising from changes in financial assumptions	(1 026)	(293)	44	7	(982)	(286)
arising from changes in demographic assumptions	—	—	(3)	—	(3)	—
arising from changes in actuarial experience	(59)	(175)	4	1	(55)	(174)
Benefits paid	(180)	(161)	(22)	(20)	(202)	(181)
Transfer to disposal groups held for sale	(8)	—	—	—	(8)	—
Translation of foreign operations	—	—	67	6	67	6
Total post-retirement healthcare obligation at end of year	2 992	3 825	385	268	3 377	4 093

37                                 Post-retirement benefit obligations continued

37.1                       Post-retirement healthcare obligations continued

Sensitivity analysis

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
for the year ended 30 June	2020 Rm	2019 Rm	2020 Rm		2019 Rm
1% point change in actuarial assumptions:
Increase in the healthcare cost inflation	325	518	—	*	—	*
Decrease in the healthcare cost inflation	(280)	(417)	—	*	—	*
Increase in the discount rate	(264)	(417)	(38)		(23)
Decrease in the discount rate	310	507	47		28

*            A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants.

A change in the pension increase assumption will not have an effect on the above obligation. In South Africa the post-retirement benefit contributions are linked to medical aid inflation and based on a percentage of income or pension. Where pension increases differ from medical aid inflation, the difference will be need to be allowed for in a change in the percentage of income or pension charged. The are no automatic pension increase for the United states pension plan.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

The sensitivities exclude the impact of changes in assumptions on the portion of the obligation that is transferred to disposal group held for sale.

Healthcare cost inflation risk

Healthcare cost inflation is CPI inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate will increase the obligation of the plan.

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

37.2                       Pension benefits

South African operations Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets at 31 March (2020 are 2 079 248 (2019 — 1 681 008) Sasol ordinary shares valued at R275 million (2019 — R589 million) at year-end purchased under terms of an approved investment strategy, and property valued at R1 555 million (2019 — R1 561 million) that is currently occupied by Sasol.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
at 30 June	2020%	2019%	2020%	2019%
Equities	47	53	35	38
resources	5	6	5	7
industrials	2	2	4	4
consumer discretionary	9	10	4	4
consumer staples	9	11	2	3
healthcare	5	5	5	4
information technologies	6	5	7	7
telecommunications	3	3	3	2
financials (ex real estate)	8	11	5	7
Fixed interest	17	13	49	49
Direct property	15	15	6	5
Listed property	2	4	—	—
Cash and cash equivalents	7	4	—	—
Third party managed assets	12	11	—	—
Other	—	—	10	8
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

Investment strategy

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa¹		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	30	45	—	100
foreign	15	30	—	100
Fixed interest	5	25	—	100
Property	10	25	—	100
Other	—	15	—	100

(1)    Members of the defined contribution scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R147 million, R47 337 million, R732 million and R1 332 million for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

37           Post-retirement benefit obligations continued

37.2                        Pension benefits continued

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
for the year ended 30 June	2020 Rm	2019 Rm	2020 Rm	2019 Rm	2020 Rm	2019 Rm
Projected benefit obligation (funded)	47 228	51 241	4 757	3 697	51 985	54 938
defined benefit portion	20 860	21 550	4 757	3 697	25 617	25 247
defined benefit option for defined contribution members	26 368	29 691	—	—	26 368	29 691
Plan assets	(50 618)	(54 115)	(4 502)	(4 270)	(55 120)	(58 385)
defined benefit portion	(23 020)	(24 254)	(4 502)	(4 270)	(27 522)	(28 524)
defined benefit option for defined contribution members	(27 598)	(29 861)	—	—	(27 598)	(29 861)
Projected benefit obligation (unfunded)	—	—	11 564	8 868	11 564	8 868
Asset not recognised due to asset limitation	2 923	2 319	—	—	2 923	2 319
Net liability/(asset) recognised	(467)	(555)	11 819	8 295	11 352	7 740

The increase of R604 million in the asset limitation (2019 — R58 million) was recognised as a gain in other comprehensive income.

	South Africa		Foreign		Total
for the year ended 30 June	2020 Rm	2019 Rm	2020 Rm	2019 Rm	2020 Rm	2019 Rm
Pension asset	(467)	(555)	—	(719)	(467)	(1 274)
Pension benefit obligation	—	—	11 819	9 014	11 819	9 014
long-term portion	—	—	11 554	8 813	11 554	8 813
short-term portion	—	—	265	201	265	201
Net liability/(asset)	(467)	(555)	11 819	8 295	11 352	7 740

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R467 million (2019 — R1 274 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

Reconciliation of projected benefit obligation

	South Africa			Foreign		Total
for the year ended 30 June	2020 Rm		2019 Rm	2020 Rm	2019 Rm	2020 Rm		2019 Rm
Projected benefit obligation at beginning of year	51 241		47 285	12 565	11 020	63 806		58 305
Movements recognised in income statement:	6 218		5 694	855	677	7 073		6 371
current service cost	1 150		1 042	572	454	1 722		1 496
past service cost	—		—	39	—	39		(11)
curtailments and settlements	—		3	—	(14)	—		—
interest cost	5 068		4 649	244	237	5 312		4 886
Actuarial (gains)/losses recognised in other comprehensive income:	(7 938)		262	1 017	1 098	(6 921)		1 360
arising from changes in demographic assumptions	—		—	16	(7)	16		(7)
arising from changes in financial assumptions	(1 105)		174	742	1 059	(363)		1 233
arising from change in actuarial experience	(6 833)		88	259	46	(6 574)		134
Member contributions	504		482	—	—	504		482
Benefits paid	(2 79	7)	(2 482)	(988)	(278)	(3 78	5)	(2 760)
Transferred to held for sale assets	—		—	—	—	—		—
Translation of foreign operations	—		—	2 872	48	2 872		48
Projected benefit obligation at end of year	47 228		51 241	16 321	12 565	63 549		63 806
unfunded obligation*	—		—	11 564	8 868	11 564		8 868
funded obligation	47 228		51 241	4 757	3 697	51 985		54 938

*      Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value of R270 million (2019 – R217 million). An increase of R2 million (2019 – decrease of R83 million) has been recognised as a loss in other comprehensive income in respect of the reimbursive right.

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2020	2019	2020	2019	2020	2019
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Fair value of plan assets at beginning of year	54 115	50 128	4 270	3 890	58 385	54 018
Movements recognised in income statement:	5 120	4 702	118	113	5 238	4 815
interest income	5 352	4 927	118	113	5 470	5 040
interest on asset limitation	(232)	(225)	—	—	(232)	(225)

Actuarial gains/(losses) recognised in other comprehensive income:	(7 481)	229	(26)	285	(7 507)	514

arising from return on plan assets (excluding interest income)	(7 481)	229	(26)	285	(7 507)	514
Plan participant contributions*	504	482	—	—	504	482
Employer contributions*	1 157	1 056	20	6	1 177	1 062
Benefit payments	(2 797)	(2 482)	(795)	(121)	(3 592)	(2 603)
Translation of foreign operations	—	—	915	97	915	97
Fair value of plan assets at end of year	50 618	54 115	4 502	4 270	55 120	58 385
Actual return on plan assets	(2 361)	4 931	93	398	(2 268)	5 329

* Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions of funded obligations for the 2021 financial year.

	South Africa	Foreign
	Rm	Rm
Pension contributions	345	878

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2020	2019	2020		2019
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	9	12	676		494
Decrease in average salaries increase assumption	(9)	(12)	(479)		(430)
Increase in the discount rate	(1 425)	(1 654)	(2 269)		(1 806)
Decrease in the discount rate	3 237	2 463	3 133		2 370
Increase in the pension increase assumption	3 309	2 541	1 446	*	1 142	*
Decrease in the pension increase assumption	(1 491)	(1 727)	(1 179	)*	(934	)*

*            This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

38           Cash-settled share-based payment provision

	2020	2019	2018
for the year ended 30 June	Rm	Rm	Rm
During the year, the following cash-settled share-based payment expenses were recognised in the income statement (refer to note 39 for the equity-settled share-based payment disclosure):

Share-based payment expense — movement in long-term provisions
Sasol Share Appreciation Rights Scheme
Share Appreciation Rights with no corporate performance targets (no-CPTs)	(1)	(6)	117
Share Appreciation Rights with corporate performance targets (CPTs)	(204)	(434)	538
	(205)	(440)	655

Sasol’s share price decreased by 62% over the financial year to a closing price on 30 June 2020 of R132,20. This together with the volatility in the share price has resulted in a R205 million credit being recognised in the current year.

Sasol Share Appreciation Rights Scheme (closed since 2013)

Total rights granted	2020 Number	2019 Number
Share Appreciation Rights	4 227 416	4 928 846

The Share Appreciation Rights scheme (SARs) allows eligible senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of the SARs to the exercise of such vested rights. No shares are issued in terms of this scheme, all rights have vested and all amounts payable in terms of the scheme are settled in cash.

The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash-settled liability is calculated at each reporting date. On resignation SARs may be exercised at the employee’s election before their last day of service. On death, the deceased’s estate has a period of 12 months to exercise these rights. On retrenchment or retirement, the employee has a period of 12 months to exercise these rights.

It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol SARs) for the periods from 1 January for half year-end and 1 July for year-end until two days after publication of the results and at any other time during which they have access to price sensitive information.

	2020			2019
for the year ended 30 June	SARs with no CPTs Rm	SARs with CPTs Rm	Total Rm	SARs with no CPTs Rm	SARs with CPTs Rm	Total Rm
Per statement of financial position	—	51	51	2	262	264
Total intrinsic value of rights vested, but not yet exercised	—	—	—	2	50	52

			2020		2019
			SARs with no CPTs	SARs with CPTs	SARs with no CPTs	SARs with CPTs
			Binomial	Binomial	Binomial	Binomial
Model			tree	tree	tree	tree
Risk-free interest rate	(%	)	n/a	3,58 – 3,88	6,96	6,64 – 6,96
Expected volatility	(%	)	n/a	135,76	35,74	35,83
Expected dividend yield	(%	)	n/a	0,06	4,76	4,99

The risk-free rate for periods within the contractual term of the rights is based on the Rand swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price. The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares. The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Accounting policies:

The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. All the rights have vested with a liability recognised at fair value, at each reporting date, in the statement of financial position until the date of settlement.

Areas of judgement:

Fair value is measured using the Binomial tree option pricing models where applicable. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations such as volatility, dividend yield and maturity of the award.

RESERVES

39                                  Share-based payment reserve

for the year ended 30 June	Note	2020 Rm	2019 Rm	2018 Rm

During the year, the following share-based payment expense was recognised in the income statement relating to the equity-settled share-based payment schemes:
Sasol Khanyisa share transaction(1)	39.1	1 068	952	2 953
Sasol ordinary BEE (SOLBE1) shares issued(2)		—	—	1 104
Khanyisa Public		—	—	1 762
Tier 1 — Khanyisa Employee Share Ownership Plan (ESOP)		642	628	52
Tier 2 — Khanyisa ESOP		426	324	35
Long-term incentives	39.2	878	707	789
Sasol Inzalo share transaction	39.3	—	—	34
Equity-settled — recognised directly in equity(3)		1 946	1 659	3 776

(1)         In November 2017, Sasol Khanyisa a new Broad-Based Black Economic Empowerment (B-BBEE) scheme was approved by shareholders at a General Meeting.

(2)         IFRS 2 expense was recognised immediately on date shares were granted to participants. Shares were not encumbered and could be traded immediately.

(3)         The employee-related share-based payment expense in 2018 was R910 million.

Accounting policies:

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. Trickle dividends paid to participants during the transaction term are taken into account in measuring the fair value of the award. As the funds to pay the trickle dividend are leaving the Company, a corresponding share of earnings will be allocated to the non controlling shareholders. There were two trickle dividends paid during the current year.

39.1                        The Sasol Khanyisa share transaction

Sasol Khanyisa was implemented effectively on 1 June 2018. Sasol Khanyisa has been designed to comply with the revised B-BBEE legislation in South Africa and seeks to ensure on-going and sustainable B-BBEE ownership credentials for Sasol Limited.

Sasol Khanyisa contains a number of elements structured at both a Sasol Limited and at a subsidiary level, Sasol South Africa Limited (SSA) which is a wholly-owned subsidiary of Sasol Limited and houses the majority of the group’s South African operations.

At the end of 10 years, or earlier if the underlying funding has been settled, the participants will exchange their SSA shareholding on a fair value-for-value basis for SOLBE1 shares to the extent of any value created during the transaction term.

SOLBE1 shares can only be traded between Black Persons on the Empowerment Segment of the JSE. This transaction will therefore ensure evergreen B-BBEE ownership credentials for Sasol Limited.

39                                Share-based payments reserve continued

39.1                       The Sasol Khanyisa share transaction continued

* These entities are consolidated by the Group

Remaining components of the transaction:

Tier 1 — Khanyisa Employee Share Ownership Plan — Eligible Inzalo participants

Former Inzalo Employee Scheme participants, who were still actively employed by Sasol during May 2018 were granted rights in SOL shares or SOLBE1 Shares, at no cost to them, to the value of R100 000, all of which will vest after a three year service period. Black employees were able to choose to receive the award in SOL or SOLBE1 shares, whilst employees who are not black people received an award in SOL shares, as SOLBE1 shares may only be held by qualifying black people. Employees will receive dividends on these shares throughout the 3 year vesting period. This award will be recognised on a straight line basis over the three year vesting period.

An expense of R642 million was recognised in 2020 (2019 — R628 million).

Sasol Khanyisa — SSA (Tier 2 and Khanyisa Public)

The BEE participation in SSA comprises two groups of participants, being the external public participants (made up of Inzalo Groups, Inzalo Public and electing SOLBE1 shareholders) who participate via Khanyisa Public, and qualifying black employees who participate via the Khanyisa Employee Share Ownership plan (Khanyisa ESOP).

Both Khanyisa Public and the Khanyisa ESOP have a beneficial interest, funded wholly by Sasol (vendor funding), in approximately 9,2% each in SSA. As dividends are declared by SSA, 97,5% of these will be utilised to repay the vendor funding, as well as the related financing cost, calculated at 75% of prime rate. 2,5% of dividends will be distributed to participants as a trickle dividend and accounted for as a non-controlling interest. At the end of the 10 year transaction term, or earlier, if the vendor funding is repaid, the net value in SSA shares will be exchanged for SOLBE1 shares on a fair value-for-value basis which will be distributed to participants. Any vendor funding not yet settled by the end of the transaction term will be settled using the SSA shares, and will reduce any distribution made to participants. Since any ultimate value created for participants will be granted in the form of SOLBE1 shares, the accounting for this transaction is similar to an option over Sasol shares granted for no consideration.

Khanyisa ESOP (Tier 2)

The employees have service conditions over the 10 year transaction term, and as such, the expense will be recognised over this period, with R426 million having been recognised in 2020 (2019 — R324 million).

for the year ended 30 June		ESOP – Tier 1(1) 2020	ESOP – Tier 1(1) 2020	ESOP – Tier 2(1),(2),(3) 2020	Sasol Khanyisa Public(3) 2020
Grant date		1 June 2018	1 June 2018	25 May 2018	1 June 2018
Class of shares	Date	SOL shares	SOLBE1 shares	Khanyisa shares	Khanyisa shares
Shares	Number	2 082 520	2 396 048	26 503 642	26 503 642
Weighted average fair value on grant date	Rand	481,50	370,00	66,48	66,48
Total IFRS expense	Rm	1 003	887	1 762	1 762
IFRS expense recognised for the year	Rm	338	304	426	—

(1)         The ESOP Tier 1 and 2 options outstanding have a weighted average remaining vesting period of 0,9 and 2,8 years. ESOP Tier 1 vests after 3 years and ESOP Tier 2 has a staggered vesting period, with portions vesting from 3 years, and then each year until the end of the transaction term, being 10 years.

(2)         The weighted average fair value price is derived from the Monte-Carlo option pricing model. The price will move closer to the strike price over the transaction period as certainty of dividends declared by SSA is expected to exceed outstanding vendor financing.

(3)         The estimated strike price value for Khanyisa Public and ESOP Tier 2 is R325,31 and represents the remaining vendor funding per share at 30 June 2020.

The SSA Khanyisa share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It was calculated using the following assumptions at grant date:

Average fair value Sasol Khanyisa options granted		2018
Model		Monte-Carlo
Risk-free interest rate	(%)	8,08
Expected volatility	(%)	28,49
Expected dividend yield	(%)	1,8 – 10,1

The risk-free rate for periods within the contractual term of the share rights is based on a zero-coupon Rand swap curve at the time of the grant.

The expected volatility in the value of the share rights granted is determined using the historical volatility of the Sasol share price.

The dividend yields of the share rights granted is determined using the expected term structure of dividend yields on the underlying equity value over the life of the transaction.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Areas of judgement:

The measurement of the Khanyisa SSA share based payment is subject to estimation and judgment, as there are a number of variables affecting the Monte-Carlo option pricing model used in the calculation of the share based payment. The value of the share based payment is determined with reference to the extent the fair value of SSA and any dividends declared by SSA is expected to exceed any outstanding vendor financing at the end of the transaction period.

•                 Equity value attributable to participants:

The value attributable to the participants by virtue of their shareholding in SSA was calculated with reference to the expected future cash flows and budgets of the SSA Group. The underlying macroeconomic assumptions utilised for this valuation are based on latest forecast and estimates and include brent crude oil prices, US$/Rand exchange rates and pricing assumptions.

•                 Forecasted dividend yield:

The forecasted dividend yield of the SSA Group was calculated based on a benchmarked EBITDA multiple, and the available free cash flow anticipated over the term of the transaction of 10 years.

•                 Other assumptions:

Impacts of non-transferability and appropriate minority and liquidity discounts have also been taken into account. Discount rates applied incorporate the relevant debt and equity costs of the group, and are aligned to the WACC rates for the entity.

•                 A zero-coupon Rand interest rate swap curve was constructed and utilised as an appropriate representation of a risk-free interest rate curve.

•                 A Rand prime interest rate curve was estimated utilising the historical Rand Prime Index and the 3 month Johannesburg Interbank Agreed Rate.

39.2                       Sasol Long-term Incentive Scheme

During September 2009, the group introduced the Sasol Long-term Incentive scheme (LTI). The objective of the LTI scheme is to provide qualifying employees the opportunity of receiving an incentive linked to the value of Sasol Limited ordinary shares and to align the interest of employees with the interest of shareholders. The LTI scheme allows certain senior employees to earn a long-term incentive amount linked to certain Corporate Performance Targets (CPTs). Allocations of the LTI are linked to the performance of both the group and the individual. The employer companies make a cash contribution to an independent service provider to enable this ownership plan.

On resignation, LTIs which have not yet vested will lapse. On death, retirement and retrenchment, the LTIs vest immediately, calculated to the extent that the CPTs are anticipated to be met, and are settled within 40 days from the date of termination. Accelerated vesting does not apply to top management. In November 2016, the scheme was converted from cash-settled to equity- settled. All the vesting conditions and all other terms and conditions of the scheme remain the same, including the standard vesting period of three years, with the exception of top management, who have a three and five year vesting period for 50% of the awards respectively.

The maximum number of shares issued under the equity-settled LTI scheme may not exceed 32,5 million representing 5% of Sasol Limited’s issued share capital at the time of approval.

		Weighted average
	Number of	fair value
Movements in the number of incentives outstanding	incentives	Rand
Balance at 30 June 2018	6 796 488	348,19
LTIs granted	2 089 674	555,86
LTIs vested	(1 600 899)	308,27
Effect of CPTs and LTIs forfeited	(665 666)	360,19
Balance at 30 June 2019	6 619 597	422,20
LTIs granted(1)	6 424 377	275,61
LTIs vested	(1 380 689)	368,28
Effect of CPTs and LTIs forfeited	(754 973)	378,19
Balance at 30 June 2020*	10 908 312	345,74

(1)         LTIs granted include an allocation of 3 210 114 LTIs that were issued in October 2019 to qualifying employees who did not receive short-term incentives due to cash conservation measures.

*          The incentives outstanding as at 30 June 2020 have a weighted average remaining vesting period of 1,8 years. The exercise price of these options is Rnil.

39                                Share-based payments reserve continued

39.2                       Sasol Long-term Incentive Scheme continued

for year ended 30 June	2020 Rand	2019 Rand
Average weighted market price of LTIs vested	254,70	507,50

Average fair value of incentives granted		2020	2019
Model		Monte-Carlo	Monte-Carlo
Risk-free interest rate — Rand	(%)	6,07 – 7,04	6,90 – 7,87
Risk-free interest rate — US$	(%)	0,39 – 0,81	0,91 – 1,56
Expected volatility	(%)	45,28	26,17
Expected dividend yield	(%)	4,34	3,43
Expected forfeiture rate	(%)	5	5
Vesting period — top management		3/5 years	3/5 years
Vesting period — all other participants		3 years	3 years

The risk-free rate for periods within the contractual term of the rights is based on the Rand and US$ swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price. The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares. The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Accounting policies:

The equity-settled schemes allow certain employees the right to receive ordinary shares in Sasol Limited after a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the shares, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These equity-settled share-based payments are not subsequently revalued.

39.3                       The Sasol Inzalo share transaction

In September 2018 the Sasol Inzalo Public share transaction ended. Sasol repurchased 16 085 199 preferred ordinary shares from Sasol Inzalo Public Funding (RF) (Pty) Ltd at a purchase price for R542,11 per share. This repurchase enabled Sasol Inzalo Public Funding (RF) (Pty) Ltd to repay its external debt and declare a final distribution of R1,4 billion to participants.

In June 2018 the Sasol Inzalo Employee and Sasol Inzalo Groups share transactions ended. Sasol repurchased 25 231 686 Sasol Limited (SOL) shares held by the Sasol Inzalo Employee and Management Trusts at a nominal value of R0,01 per share, resulting in no distribution of SOL Shares to participants. Sasol also repurchased 9 461 882 preferred ordinary shares from Sasol Inzalo Groups Funding (RF) (Pty) Ltd at a purchase price of R475,03 per share. This enabled Sasol Inzalo Groups Funding (RF) (Pty) Ltd to repay the external debt with no excess funds available for distribution to participants.

The Sasol Inzalo Foundation, which is controlled and consolidated by the group, holds 9 461 882 shares in Sasol Limited which are accounted for as treasury shares.

Sasol Limited Group

OTHER DISCLOSURES

OTHER DISCLOSURES

40           Contingent liabilities

40.1        Litigation

Claimed compensation for lung diseases — Sasol Mining (Pty) Ltd

On 2 April 2015, 22 plaintiffs (at that time 1 current and 21 former employees) instituted action against Sasol Mining (Pty) Ltd at the High Court in Gauteng, South Africa, for allegedly having contracted lung diseases while working at its collieries. The plaintiffs inter alia allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 1996. All of which the plaintiffs allege, increased the risk for workers to contract coal dust related lung diseases. This lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R82,5 million in total plus interest. Two plaintiffs have since passed away and their claims have been formally withdrawn. The total amount of the remaining claims is R67,2 million plus interest.

Sasol Mining is defending the claim. The merits of each single claim are not clear yet since Sasol is awaiting the plaintiffs’ response to Sasol’s request for further particulars. A date for a hearing has not been set yet. Therefore, it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2020.

Construction disputes — Fischer Tropsch Wax Expansion Project in Sasolburg (FTWEP)

After the conclusion of construction of FTWEP at the Sasol One site in Sasolburg, a number of contractual claims have been instituted by some contractors who were involved in the construction and project management relating to this project. Certain of these claims have already been resolved, either through settlement between the parties or through the contractual dispute resolution process. The Fluor SA (Pty) Ltd matter is still ongoing.

Fluor SA (Pty) Ltd — FTWEP

Fluor claimed a total amount of R485,7 million plus interest. This dispute turns on the nature and quantification of Fluor’s alleged entitlement to a change to the prices and completion dates for delayed access. In June 2015, Fluor referred the claim to adjudication. In September 2015, the adjudicator rejected Fluor’s entire claim. Thereafter, Fluor notified Sasol of its dissatisfaction with the outcome of the adjudication and Fluor’s intention to refer the matter to arbitration. The arbitration process commenced with Fluor filing its statement of claim during December 2016. Sasol filed two objections against the statement of claim which had the potential to dispose of the arbitration proceedings. The arbitrator, however, did not decide in favour of Sasol on the objection applications and dismissed the application with costs. The objections will still be raised as a special jurisdictional plea and will be filed with Sasol’s statement of defence during the arbitration process.

Fluor subsequently amended its claim, inter alia, by reducing the amount claimed from R485,7 million to R448 million excluding interest. On the 12th of March 2019 Fluor filed and served a further amendment to its statement of claim and an amended expert report in terms of which a further reduction in the quantum is being claimed. Fluor now claims an amount of R383,8 million (alternatively the amount of R406,6 million based on an alternative assessment of its claim). The amendment by Fluor resulted in the arbitration being postponed as Sasol’s experts will be required to deal with the revised expert report and we will be required to file an amendment to our statement of defence. The hearing of the matter was scheduled to commence in March 2020 however as a result of the filing of the expert reports and further assessment by the expert being required, the hearing was postponed until October 2020, with further reservation of dates for February 2021 should the hearing not be concluded during October 2020.

Sasol believes that Fluor’s original claim, including the amended claims are not justified. This view is supported by Sasol’s independent experts. Accordingly, no provision was recognised at 30 June 2020.

Dispute of dismissal during unprotected strike — Sasol Mining (Pty) Ltd

During 2009, the applicants in this matter were charged for participating in an unprotected sit-in, threatening and forcing others to participate in an unprotected strike and for assaulting or attempting to assault others and sitting in underground during an unprotected strike and subsequently dismissed. The applicants disputed their dismissal.

The Labour Court gave judgment in this matter on 19 September 2019 and ruled against Sasol Mining. It was directing the employer to reinstate the employees based on substantial unfairness and procedural fairness. Retrospective payment of remuneration was ordered in different categories, ranging from one to two years’ back-pay. The legal team and external counsel received a mandate from management to appeal the judgment and papers were filed on 11 October 2019 in this regard. No court date for the hearing of the appeal is available as yet. It is not possible at this stage to make any estimate of the likelihood that the appeal will succeed and what the quantum of damages would be, if any.

Dispute by Solidarity Trade Union relating to Sasol Khanyisa share scheme

Solidarity referred a dispute relating to the Sasol Khanyisa share scheme to the CCMA on 17 December 2017, whereafter conciliation proceedings commenced on 11 January 2018. On 5 February 2018, Sasol received a letter from Solidarity demanding a payment to their members (non-qualifying employees for Phase 2 of Khanyisa) equal to “the market value of the Sasol Khanyisa shares which qualifying employees will be entitled to within seven days after such entitlement (2028) or payment to each member of R500 000 by the end of December 2018.” A second referral to the CCMA was received on 8 March 2018, conciliation was attempted on two occasions, on 9 and 25 May 2018, but was unsuccessful and a certificate to this effect was issued on 14 June 2018. This would entitle Solidarity to conduct a lawful strike provided picketing rules are in place.

On 25 October 2018, Solidarity served Sasol with its referral of the dispute to the CCMA in terms which Solidarity seeks the dispute be conciliated as an unfair discrimination matter. If unsuccessfully conciliated by the CCMA, it will be referred to the Labour Court for adjudication. This process was originally proposed by Sasol, but unheeded by Solidarity. The matter was referred to the CCMA and was subsequently certified as unresolved in February 2019. On 6 May 2019, Sasol received Solidarity’s statement of claim filed with the Labour Court in Johannesburg. Sasol filed its replying documentation to Solidarity’s statement of claim on the last day of July 2019. Subsequently the Judge President of the Labour Court invited Sasol and three other respondents (PPC, ArcelorMittal and Minopex) in three other cases where Solidarity is the Applicant on similar grounds, to meet. The purpose of the meeting was to make attempts to consolidate the disputes and set a stated case (combined version setting out the dispute) to afford the court to save time by hearing similar matters simultaneously. The various legal teams gathered at a meeting during the first week of October 2019 and a draft Statement of Case was prepared. The Labour Court will hear the matter on 17 September 2020 in Johannesburg. No provision has been raised

Legal review of Sasol Gas National Energy Regulator of South Africa (NERSA) maximum price decision and NERSA gas transmission tariff application (March 2013)

In October 2013, following the March 2013 decisions by the National Energy Regulator of South Africa (NERSA) (pursuant to the applications by Sasol Gas (Pty) Ltd), seven of the customers of Sasol Gas brought a legal review application requesting the setting aside of the Maximum Price Methodology used by NERSA in evaluating the Maximum Price Application by Sasol Gas as well as the Maximum Price decision and Gas Transmission Tariff decision.

The basis of the challenge to the NERSA price decision was the allegation that the methodology used by NERSA to determine its approval of the Maximum Gas Prices was unreasonable and irrational.

In October 2016, the dispute was taken to the High Court and after an appeal to the Supreme Court of Appeal (SCA) the matter ultimately concluded in the decision by the Constitutional Court handed down on 15 July 2019. The court upheld the appeal from the SCA on the Transmission Tariff decision, but dismissed the appeal on the Maximum Price decision.

In terms of the order, the NERSA Maximum Price decision of March 2013 has been set aside.

After the judgement, NERSA restarted the consultation process regarding the methodology to approve maximum gas prices. During November 2019 NERSA published a discussion paper regarding possible approaches that it may follow regarding a possible new methodology for the determination of Maximum Gas Prices. Sasol submitted a written submission to NERSA as part of this comment process. A Public Hearing, in which Sasol participated, was hosted by NERSA on 23 March 2020. After this public hearing NERSA adopted a new Maximum Price Methodology in April 2020. The new Maximum Price Methodology was published during June 2020 and as part of the transitional period leading up to the utilisation of the new Methodology by NERSA in considering Maximum Gas Price applications, NERSA is engaging with various stakeholders in the industry to clarify the intended application of the Methodology in such applications.

Sasol Gas is currently analysing the effect of the new methodology to determine an appropriate basis for the new Maximum Price Application (retrospective from March 2014) to be prepared and submitted in the latter part of calendar year 2020. This new Methodology adopted by NERSA was only published during June 2020 and NERSA anticipates a transitional period of between 3 and 6 months before fully implementing the methodology. In addition, the decision by the Constitutional Court expressly confirmed that the Methodology is only a guideline to be utilised by NERSA in its consideration of Maximum Gas Price applications. Therefore, all relevant facts and circumstances relating to the application by a particular licensee have to be considered by NERSA and not only the Methodology. For these reasons it is currently not determinable if the new Maximum Gas Price to be approved by NERSA will be lower than the actual price charged to the customers and whether any civil claims will be instituted by any affected customers and if instituted, whether such claims will indeed be upheld and lead to a liability on the part of Sasol Gas.

During June 2020, IGUA, an industry association whose members include a number of large gas customers, launched an application to review and overturn the November 2017 NERSA Maximum Gas Price decision approving Maximum Gas Prices for Sasol Gas. This NERSA decision approved maximum gas prices for Sasol Gas for the period 1 July 2017 up to 30 June 2020. Because the basis for this NERSA decision was similar to the previously overturned 2013 NERSA decision, both NERSA and Sasol Gas concluded that based on the merits of the matter, the application will in all probability not be capable of being opposed successfully. Accordingly, neither Sasol Gas nor NERSA will oppose the application.

Sasol Gas is currently engaging with NERSA to clarify intent of and data sources used in the Revised Maximum Gas Price methodology. On completion of these engagements Sasol Gas will develop a new (or possibly 2) new Maximum Price Application(s), which will be submitted to NERSA for approval. This approval process will include a public participation process prior to the approval of a Maximum Gas Price by NERSA. Once the NERSA decision has been taken, Sasol Gas will be in a position to definitively determine the quantum of any potential retrospective civil claims from customers. In parallel Sasol Gas is obtaining legal advice on the potential basis of such claims and how to deal with such claims to prepare for an eventuality where the new maximum prices are not higher than historical prices that were actually charged to customers.

Based on the above update and process still to be followed, there are numerous uncertainties surrounding the matter. Sasol Gas has a possible legal obligation to refund the affected customers if the new maximum gas price to be determined by NERSA is lower than the actual price charged, however the probability that a future liability will arise cannot be determined with certainty and neither can the amount be reliably estimated. Accordingly, no provision has been raised in respect of this matter as at 30 June 2020.

Securities class action against Sasol Limited and some of its current and former executive directors

A class action lawsuit was filed against Sasol Limited and several of its current and former officers in a Federal District Court in New York.

The lawsuit alleges that Sasol violated U.S. federal securities laws by allegedly making false or misleading public statements regarding the Lake Charles Chemicals Project (LCCP) between 2015 and 2020, specifically with respect to timing, costs, and control procedures.

Sasol disputes the allegations and is defending the lawsuit and retained Weil Gotshal & Manges as external counsel. The insurers have initially confirmed coverage within Sasol’s policy, subject to a deductible for an amount of costs.

40           Contingent liabilities continued

40.1        Litigation continued

An amended complaint was filed by the plaintiff on 4 June 2020. A key argument by the plaintiff is that Sasol allegedly received a non-negotiable “change order” for LCCP of US$11,7 billion from Fluor in February 2019 excluding a contingency. In its Motion to Dismiss the complaint which was filed on 2 July 2020, Sasol disputed the existence of such a change order and referred to the cost review which started in March 2019 and the announcement in August 2019 that the total indicated cost of LCCP is US$11 billion including a contingency. The cost estimate included engineering and construction cost estimates which were signed-off by Fluor and Technip. At this stage of the proceeding, no discovery of evidence and witness deposition will take place. The discovery phase will only start if the Motion to Dismiss is not granted.

The plaintiff has not specified any amount of damages to date. In the amended complaint, a compensatory claim for damages for the members of the class was left for the trial to be determined. Therefore, no potential loss can be reliably estimated at this stage. Consequently, no provision has been recognised at 30 June 2020. In this context, it is important to also note that Sasol’s Directors and Officers insurance has indicated coverage under the policy for this matter

Other litigation and tax matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business.

A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.

40.2        Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

40.3        Environmental orders

Sasol’s environmental obligation accrued at 30 June 2020 was R21 790 million compared to R18 742 million at 30 June 2019.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

41           Related party transactions

Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party or is a member of the key management of the reporting entity (Sasol Limited). In particular, this relates to joint ventures and associates. Disclosure in respect of joint ventures and associates is provided in note 24.

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm’s length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

Material related party transactions

The following table shows the material transactions that are included in the annual financial statements using the equity method for associates and joint ventures.

for the year ended 30 June	2020 Rm	2019 Rm	2018 Rm
Sales and services rendered from subsidiaries to related parties
Joint ventures	672	1 474	965
Purchases by subsidiaries from related parties
Joint ventures	691	718	671
Associates	15	95	88
	706	813	759

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Key management remuneration

Key management comprises of Executive and Non-executive Directors as well as other members of the Group Executive Committee (GEC)/Prescribed Officers. Refer to the audited Remuneration Report for full details of remuneration of key management personnel and Non-executive Directors, as well as the former Joint CEOs and Presidents.

		Retirement	Other	Total	Total	Total
	Salary	funding	benefits	2020	2019(1)	2018(1)
	R’000	R’000	R’000	R’000	R’000	R’000
Executive Directors	17 935	1 848	3 161	22 944	46 948	66 808

(1) Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

Gains on Long-term incentives and Share Appreciation Rights for the Executive Directors’ and former Executive Director were as follows:

	Long-term incentive rights vested(1) R’000	Share appreciation rights, with and without CPTs exercised R’000	Total 2020 R’000	Total 2019 R’000	Total 2018 R’000
Executive Directors	2 657	—	2 657	25 025	20 515

(1) Long-term incentives for the 2020 financial year represent incentives approved on the group results for the 2020 financial year, payable in the 2021 financial year.

Remuneration and benefits paid and short-term incentives approved for the Prescribed Officers were as follows:

	Salary R’000	Retirement funding R’000	Other benefits R’000	Total 2020 R’000	Total 2019(1) R’000	Total 2018(1) R’000
Prescribed Officers	38 272	6 554	7 316	52 142	67 488	89 007
Number of Prescribed Officers				6	8	8

(1) Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

Gains on Long-term incentives and Share Appreciation Rights for the Prescribed Officers were as follows:

	Long-term incentive rights vested(1) R’000	Share appreciation rights, with and without CPTs exercised R’000	Total 2020 R’000	Total 2019 R’000	Total 2018 R’000
Prescribed Officers	4 201	—	4 201	68 559	44 962

(1) Long-term incentives for the 2020 financial year represent incentives approved on the group results for the 2020 financial year, payable in the 2021 financial year.

Messrs. Cornell and Nqwababa agreed with the Board to terminate their employment. The Board has acknowledged, following an external investigation, that there was no personal wrongdoing on their part. The remuneration and benefits earned during their tenure as Joint CEOs and Presidents in addition to the mutual separation detail was as follows:

	Salary R’000	Retirement funding R’000	Other benefits R’000	Total 2020 R’000
Former Joint CEOs and Presidents	29 278	11 682	51 184	92 144

(1) Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

Gains on Long-term incentives and Share Appreciation Rights for the former Joint CEOs and Presidents were as follows:

	Long term incentive rights vested(1) R’000	Share appreciation rights, with and without CPTs exercised R’000	Total 2020 R’000
Former Joint CEOs and Presidents	3 765	—	3 765

(1) Long-term incentives for the 2020 financial year represent incentives approved on the group results for the 2020 financial year, payable in the 2021 financial year.

The gains from SARs exercised during 2020 is disclosed in the audited Remuneration Report.

The total IFRS 2 charge for Executive Directors and the Prescribed Officers in 2020 amounted to R10 million and R16 million, respectively and amounted to R14 million for the former Joint CEOs and Presidents.

Non-executive Directors’ emoluments for the year was as follows:

	Board meeting fees R’000	Lead Director fees R’000	Committee fees R’000	Ad Hoc Special Board — Committee Meeting R’000	Other R’000	Total 2020 R’000	Total 2019 R’000	Total 2018 R’000
Non-executive Directors	29 952	637	7 959	1 172	23	39 743	32 455	27 823

42           Subsequent events

There were no events that occurred subsequent to 30 June 2020.

43           Financial risk management and financial instruments

Financial instruments overview

The following table summarises the group’s classification of financial instruments.

		Carrying value
	Note	At fair value through profit and loss Rm	Designated at fair value through other comprehensive income Rm	Amortised cost Rm	Fair value Rm
2020
Financial assets
Investments in listed securities		—	498	—	498
Investments in unlisted securities		—	13	—	13
Other long-term investments		—	—	1 415	1 415
Long-term receivables	23	—	—	5 799	5 799
Long- and short-term financial assets		645	—	—	645
Trade and other receivables**	28	—	—	22 066	22 066	*
Cash and cash equivalents*	31	—	—	34 739	34 739	*
Financial liabilities
Listed long-term debt (Bonds issued)+	17	—	—	56 760	50 701
Unlisted long-term debt+	17	—	—	110 437	109 724
Lease liabilities	18	—	—	17 719	—
Short-term debt and bank overdraft		—	—	22 533	22 533	*
Long- and short-term financial liabilities		9 891	—	—	9 891
Trade and other payables+	29	—	—	21 164	21 164	*

		Carrying value
	Note	At fair value through profit and loss Rm	Designated at fair value through other comprehensive income Rm	Amortised cost Rm	Fair value Rm
2019
Financial assets
Investments in listed securities		—	830	—	830
Investments in unlisted securities		—	393	—	393
Other long-term investments		—	—	25	25
Long-term receivables	23	—	—	5 582	5 582
Long- and short-term financial assets		645	—	—	645
Trade and other receivables**	28	—	—	25 611	25 611	*
Cash and cash equivalents	31	—	—	15 877	15 877	*
Financial liabilities
Listed long-term debt (Bonds issued)+	17	—	—	46 060	49 421
Unlisted long-term debt+	17	—	—	83 509	84 007
Lease liabilities	18	—	—	7 770	—
Short-term debt and bank overdraft		—	—	1 297	1 297	*
Long- and short-term financial liabilities		2 205	—	—	2 205
Trade and other payables+	29	—	—	28 501	28 501	*

*    The fair value of these instruments approximates carrying value, due to their short-term nature.

** Trade and other receivables includes employee-related and insurance-related receivables.

+     Includes unamortised loan costs.

43.1        Financial risk management

The group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the group’s risk management framework. The GEC established the risk and safety, health and environment committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and assess these risks. Based on the risk management process Sasol refined its hedging policy and the Sasol Limited Board appointed a subcommittee, the Hedging and Digital Committee that meets regularly to review and, if appropriate, approve the implementation of hedging strategies for the effective management of financial market related risks.

The group has a central treasury function that manages the financial risks relating to the group’s operations.

Capital allocation

The group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The group monitors capital utilising a number of measures, including the gearing ratio. The group’s targeted gearing (net debt to shareholders’ equity) ratio has been lifted to a range of 55% to 65% for 2020 and thereafter will be managed down to the long-term target of between 20% and 40%. Gearing takes into account the group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The group’s gearing level for 2020 is 114,5% (2019 – 56,3%; 2018 – 42,2%).

Financing risk

Financing risk refers to the risk that financing of the group’s net debt requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by managing the group within the targeted gearing ratio, maintaining an appropriate spread of maturity dates, and managing short-term borrowings within acceptable levels.

The group’s target for long-term borrowings include an average time to maturity of at least two years, and an even spread of maturities.

Credit rating

Sasol’s credit rating came under pressure when the global economic outlook deteriorated whilst our debt was at its highest level at the completion of the LCCP.

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43.1                       Financial risk management continued

The continuing deterioration in fiscal strength and the structurally weak growth are key drivers for the downgrade and there are concerns that current policy settings will be unable to address these factors effectively. Sasol, like all South African domiciled entities, is constrained (but not necessarily capped) by the South African Sovereign rating.

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position.

Credit risk

Credit risk is the risk of financial loss due to counterparties not meeting their contractual obligations. Credit risk is deemed to be low when, based on the forward available information, it is highly probable that the customer will service its debt in accordance with the agreement throughout the period.

The outbreak of the COVID-19 pandemic during 2020 and the turmoil in the global economic environment following the decline in oil prices are expected to impact counterparties’ ability to meet contractual obligations when they become due, but also the amount expected to be recovered in case of default. These factors have contributed to the increase of R484 million (2019: R199 million) in the provision for expected credit losses recognised for 2020.

How we manage the risk

The risk is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group- wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations. The group maximum exposure is the outstanding carrying amount of the financial asset.

For all financial assets measured at amortised cost, the group calculates the expected credit loss based on contractual payment terms of the asset. The contractual payment terms for receivables vary from 30 days to 120 days. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Financial assets at amortised cost are carefully monitored and reviewed on a regular basis for expected credit loss and impairment based on our credit risk policy.

Expected credit loss is calculated as a function of probability of default, loss given default and exposure at default. The group allocates probability of default based on external and internal information. The major portion of the financial assets at amortised cost consists of externally rated customers and the group uses the average of Moody’s, Fitch and S&P Corporate and Sovereign probability of defaults, depending on whether the customer or holder of the financial asset is corporate or government related. No changes were made to the majority of formal credit ratings as these credit ratings were obtained close to year-end and therefore already incorporate the current negative economic environment, as well as an entity’s specific circumstances, financial strength and outlook. For customers or debtors that are not rated by a formal rating agency, the group allocates internal credit ratings and default rates taking into account forward looking information, based on the debtors profile and financial status. Loss given default (LGD) is based on the Basel model. Until 2019, the group used a 45% LGD for unsecured financial assets and 35% for secured financial assets. Basel II, however, requires that LGD parameters reflect economic downturn conditions, meaning that entities’ credit exposures need to reflect the losses entities would expect to incur if all defaults occur during the downturn part of an economic cycle. Based on the current economic downturn the group, therefore, applied the Board of Governors of the Federal Reserve System’s formula for deriving downturn LGD to be used for 2020, namely 50% for unsecured financial assets and 40% for secured financial assets. Credit enhancement is only taken into account if it is integral to the asset. Trade receivables expected credit loss is calculated over lifetime. Other financial assets expected credit loss is measured over 12 months when the credit risk is low and over lifetime where the credit risk has increased. Credit risk is deemed to have increased when the payment is 30 days overdue and the customer has defaulted, indicating their inability to honor the debt.

No single customer represents more than 10% of the group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2020, 2019 and 2018. Approximately 44% (2019 — 50%; 2018 — 49%) of the group’s total turnover is generated from sales within South Africa, while about 23% (2019 — 22%; 2018 — 24%) relates to European sales and 17% (2019 — 14%; 2018 — 13%) relates to sales within the US. The concentration of credit risk within geographic regions is largely aligned with the geographic regions in which the turnover was earned.

Detail of allowances for credit losses:

	Lifetime ECL				12-month ECL
	Significant increase in credit risk since initial recognition Rm	Simplified approach for trade receivables Rm	Credit- impaired Rm	Total lifetime ECL Rm	No significant increase in credit risk since initial recognition Rm	Total expected credit loss Rm
2020
Long-term receivables	349	—	47	396	46	442
Trade receivables	—	64	299	363	—	363
Other receivables	12	—	330	342	1	343
	361	64	676	1101	47	1148

	Lifetime ECL				12-month ECL
	Significant increase in credit risk since initial recognition Rm	Simplified approach for trade receivables Rm	Credit- impaired Rm	Total lifetime ECL Rm	No significant increase in credit risk since initial recognition Rm	Total expected credit loss Rm
2019
Long-term receivables	121	—	38	159	52	211
Trade receivables	—	77	148	225	—	225
Other receivables	3	—	223	226	2	228
	124	77	409	610	54	664

Overview of the credit risk profile of financial assets measured at amortised cost is as follows:

	2020%	2019%
AAA to A-	39	85
BBB to B-	54	8
CCC+ and — below	7	7

The deterioration in the credit risk profile is mainly due to the current economic downturn considered in our credit risk assessment.

Liquidity risk

Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due.

The COVID-19 pandemic together with the oil price volatility during the year have significantly impacted on the group’s operations and results. In South Africa, a decrease in product demand led to the temporary reduction or suspension of production at certain of the group’s operations such as Secunda Synfuels Operations (SSO) and the Natref Refinery in Sasolburg during the year. Globally, the lower oil price environment impacted negatively on chemical prices across most of the group’s sales regions and products. This has led to increased pressure on the group’s liquidity.

How we manage the risk

The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive liquidity position, conserving the group’s cash resources through continued focus on working capital improvement, cost savings and capital reprioritisation especially in the light of the current economic environment.

The group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings and strives to maintain adequate banking facilities and reserve borrowing capacities.

To manage cash generated from operations, management implemented the following measures:

•             Continued focus on hedging programmes aimed to protect margins at several of its operations;

•             Using periods of lower production to bring forward planned maintenance shutdown at SSO and Natref;

•             A US$2 billion cash conservation programme focused on enhancing cash flow and cost competitiveness in a low oil price environment.

From a financing perspective, the group currently has sufficient undrawn borrowing facilities. The group has negotiated increased balance sheet flexibility with lenders in the context of the COVID-19 impacts and market volatility. The group’s lenders have agreed to waive their covenants in June 2020 and lift the December 2020 covenants from 3 times to 4 times Net Debt:EBITDA, as defined in the loan agreements. There are no significant debt maturities before June 2021 and the group aims to significantly reduce its debt through initiatives such as an accelerated and expanded asset disposal programme.

Management believes that the group currently has sufficient liquidity to withstand the lower product demand and market volatility in the short-term. Refer to note 17.

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43.1                       Financial risk management continued

Our exposure to and assessment of the risk

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

	Note	Contractual cash flows* Rm	Within one year**** Rm	One to five years Rm	More than five years Rm
2020
Financial assets
Non-derivative instruments
Long-term receivables	23	5 799	—	3 255	2 544
Trade and other receivables	28	22 090	22 090	—	—
Cash and cash equivalents (excluding restricted cash)	31	32 932	32 932	—	—
Investments through other comprehensive income		511	511	—	—
Other long-term investments		1 415	1 415	—	—
		62 747	56 948	3 255	2 544
Derivative instruments
Foreign exchange contracts		9 185	9 185	—	—
Crude oil put options		113	113	—	—
Ethane swap options		104	104	—	—
Other commodity derivatives		11	11	—	—
		72 160	66 361	3 255	2 544
Financial liabilities
Non-derivative instruments
Long-term debt***	17	(188 940)	(24 213)	(147 859)	(16 868)
Lease liabilities	18	(38 187)	(3 051)	(9 319)	(25 817)
Short-term debt	17	(21 888)	(21 888)	—	—
Trade and other payables	29	(21 164)	(21 164)	—	—
Bank overdraft	31	(645)	(645)	—	—
Financial guarantees**		(913)	(913)	—	—
		(271 737)	(71 874)	(157 178)	(42 685)
Derivative instruments
Foreign exchange contracts		(8 770)	(8 770)	—	—
Interest rate swap options		(4 143)	(780)	(2 631)	(732)
Foreign exchange zero cost collars		(2 861)	(2 861)	—	—
Crude oil zero cost collar		(174)	(174)	—	—
Ethane swap options		(230)	(230)	—	—
Crude oil futures		(66)	(66)	—	—
Other currency derivatives		(2 183)	(53)	(129)	(2 001)
Other commodity derivatives		(103)	(103)	—	—
		(290 267)	(84 911)	(159 938)	(45 418)

*     Contractual cash flows include interest payments.

** Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.

*** Of the amounts due in one to five years, R126 billion relates to the capital repayment of the bonds, the revolving credit facility and the term loan.

**** Refer to note 2 Going concern assessment.

	Note	Contractual cash flows* Rm	Within one year Rm	One to five years Rm	More than five years Rm
2019
Financial assets
Non-derivative instruments
Long-term receivables	23	5 582	—	4 203	1 379
Trade and other receivables	28	25 611	25 611	—	—
Cash and cash equivalents (excluding restricted cash)	31	13 397	13 397	—	—
Investments through other comprehensive income		1 223	680	543	—
Other long-term investments		25	—	25	—
		45 838	39 688	4 771	1 379
Derivative instruments
Foreign exchange contracts		2 161	2 161	—	—
Interest rate swap options		15	—	8	7
Foreign exchange zero cost collars		582	582	—	—
Ethane swap options		2	2	—	—
Other commodity derivatives		31	31	—	—
		48 629	42 464	4 779	1 386
Financial liabilities
Non-derivative instruments
Long-term debt***	17	(157 965)	(7 025)	(134 318)	(16 622)
Lease liabilities	18	(25 480)	(1 207)	(4 135)	(20 138)
Short-term debt	17	(1 239)	(1 239)	—	—
Trade and other payables	29	(28 501)	(28 501)	—	—
Bank overdraft	31	(58)	(58)	—	—
Financial guarantees**		(1 326)	(1 326)	—	—
		(214 569)	(39 356)	(138 453)	(36 760)
Derivative instruments
Foreign exchange contracts		(2 190)	(2 190)	—	—
Interest rate swap options		(1 488)	(213)	(1 029)	(246)
Foreign exchange zero cost collars		(3)	(3)	—	—
Ethane swap options		(456)	(456)	—	—
Crude oil futures		(27)	(27)	—	—
Other commodity derivatives		(10)	(10)	—	—
		(218 743)	(42 255)	(139 482)	(37 006)

*    Contractual cash flows include interest payments.

** Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.

*** Of the amounts due in one to five years, R131 billion relates to the repayment of the bonds, the revolving credit facility and the term loan.

Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to:

Foreign currency risk

Foreign currency risk is a risk that earnings and cash flows will be affected due to changes in exchange rates.

How we manage the risk

Our Hedging and Digital Committee sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess future currency exposure, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our liquidity and key financial metrics more effectively. Foreign currency risks are managed through the group’s hedging policy and financing policies and the selective use of various derivatives.

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43.1                       Financial risk management continued

Our exposure to and assessment of the risk

The group’s transactions are predominantly entered into in the respective functional currency of the individual operations. The construction of the LCCP has largely been financed through funds obtained in US dollar, with a small portion of funds obtained from Rand sources. A large portion of our turnover and capital investments are significantly impacted by the rand/US$ and rand/EUR exchange rates. Some of our fuel products are governed by the BFP, of which a significant variable is the rand/US$ exchange rate.

Our export chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars and consequently are exposed to exchange rate fluctuations that have an impact on cash flows. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The most significant exposure for the group exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk.

Zero-cost collars

In line with the risk mitigation strategy, the group hedges a significant portion of its estimated foreign currency exposure in respect of forecast sales and purchases over the following 12 months. The group uses zero-cost collars to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Foreign exchange contracts

Foreign exchange contracts (FECs) are utilised throughout the group to hedge the risk of currency depreciation on committed and highly probable forecast transactions. Transactions hedged with FECs include capital and goods purchases (imports) and sales (exports). Other transactions hedged include certain intercompany loans which expose the group to foreign currency risk.

A number of FECs were entered into during the year which are held for trading. FECs are also utilised in the group in cash flow hedge relationships.

The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2020 Rand	2019 Rand	2020 Rand	2019 Rand
Rand/Euro	17,34	16,19	19,46	16,01
Rand/US dollar	15,69	14,20	17,33	14,08

The table below shows the significant currency exposure where entities within the group have monetary assets or liabilities that are not in their functional currency, have exposure to the US dollar or the Euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2020		2019
	Euro Rm	US dollar Rm	Euro Rm	US dollar Rm
Long-term receivables	—	427	—	—
Trade and other receivables	394	3 218	515	2 375
Cash and cash equivalents	1 476	964	1 470	1 256
Net exposure on assets	1 870	4 609	1 985	3 631
Long-term debt (including lease liabilities)	(119)	(718)	(122)	(1 851)
Trade and other payables	(268)	(1 674)	(186)	(1 077)
Net exposure on liabilities	(387)	(2 392)	(308)	(2 928)
Exposure on external balances	1 483	2 217	1 677	703
Net exposure on balances between group companies*	(2 046)	(31 894)	(1 135)	(22 132)
Total net exposure	(563)	(29 677)	542	(21 429)

* The US$ increase relates to additional funding provided to the LCCP by Sasol Investment Company.

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the individual entities at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk, before consideration of currency derivatives, which exist at that point in time. The effect on equity is calculated as the effect on profit and loss. The effect of translation of results into presentation currency of the group is excluded from the information provided.

A 10% weakening in the group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2019.

	2020		2019
	Equity Rm	Income statement Rm	Equity Rm	Income statement Rm
Euro	(56)	(56)	54	54
US dollar	(2 968)	(2 968)	(2 143)	(2 143)

A 10% movement in the opposite direction in the group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

Interest rate risk

Interest rate risk is the risk that the value of short term investments and financial activities will change as a result of fluctuations in the interest rates.

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

How we manage the risk

Our debt is comprised of different instrument notes, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio. In some cases, we may also use other interest rate derivatives, which enables us to mitigate the risks associated with this exposure.

In respect of financial assets, the group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

Our exposure to and assessment of the risk

The group has exposure to the variable US dollar London Interbank Overnight Rate (LIBOR) through various instruments, including term loans and revolving credit facilities. In 2015, we entered into an interest rate swap for US$1,95 billion to convert variable LIBOR exposure to a fixed rate. It was designated as the hedging instrument in a cash flow hedge. The swap was novated in June 2019 when the underlying LCCP bank term loan was refinanced and hedge accounting discontinued. The swap continues to be an economic hedge that covers a portion of the group’s exposure to the LIBOR and after the swap was novated for a second time in July 2019 we redesignated the swap as a hedging instrument in a cash flow hedge.

Hedge effectiveness was determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments, to ensure that an economic relationship exists between the hedged item and hedging instrument. A regression analysis method is employed for assessing the effectiveness of each designated hedging relationship.

Possible sources of hedge ineffectiveness include:

• Differences in critical terms between the interest rate swaps and interest payments, including future payment date mismatches;

• A significant change in the credit risk of either party to the hedging relationship during the period of the hedge; and

• The effects of the forthcoming IBOR reform, because changes might take effect at a different time and have a different impact on the hedged item (the floatingrate debt) and the hedging instrument (the interest rate swap used to hedge the debt).

There has not been any ineffectiveness recognised in relation to the interest rate swaps in profit or loss for 2020.

Developments in respect of the proposed reform of the US dollar LIBOR and the impact thereof on our LIBOR linked debt facilities and interest rate swap are actively monitored. Changes to the interest rate benchmark will be considered in conjunction with the surrounding facts and circumstances at the time and appropriate changes and resetting of rates with counterparties will be negotiated and agreed.

At the reporting date, the interest rate profile of the group’s interest-bearing financial instruments, including the effect of the interest rate swap was:

Carrying value
	2020	2019
	Rm	Rm
Variable rate instruments
Financial assets	36 140	16 663
Financial	(97 531)	(54 542)
liabilities	(61 391)	(37 879)
Fixed rate instruments
Financial assets	525	197
Financial liabilities	(109 919)	(83 151)
	(109 394)	(82 954)
Interest profile (variable: fixed rate as a percentage of total financial assets)	99:1	99:1
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	47:53	40:60

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of 1% in the prevailing interest rate in a particular currency at the reporting date would have increased/ (decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2019. The sensitivity has been calculated including consideration of the effect of existing interest rate swap derivative instruments. Interest is recognised in the income statement using the effective interest rate method. The interest rate swap is designated as a hedge instrument in financial year 2020, the cash flow hedge reserve will be reclassified to profit and loss on a similar basis. Currently the total notional exposure hedged under the swap is US$1,90 billion (2019 — US$1,95 billion).

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43.1                       Financial risk management continued

	Income statement — 1% increase
	South Africa Rm	Europe Rm	United States of America Rm	Other Rm
30 June 2020	110	15	(761)	21
30 June 2019	27	15	(433)	12

	Income statement — 1% decrease
	South Africa Rm	Europe* Rm	United States of America* Rm	Other* Rm
30 June 2020	(110)	(15)	761	(21)
30 June 2019	(27)	(15)	433	(12)

*            A decrease of 1% in interest rates for the United States of America and Europe will not have an effect on the income statement as it is not considered reasonably possible that the repo interest rates will decrease below 0%.

	Average fixed rate		Fair value loss recognised in other comprehensive income 2020	Fair value loss recognised in other comprehensive income 2019	Recognised in profit and loss 2020	Recognised in profit and loss 2019
	%	Expiry	Rm	Rm	Rm	Rm
Interest rate swap derivatives US$ — pay fixed rate receive floating rate
North America**	2,82	December 2026	(2 192)	(285)	(4)	(1 485)

Mozambique	2,80	February 2030	—	—	(97)	10

** The interest rate swap was redesignated as a hedging instrument in a cash flow hedge during the current year, with hedge accounting resumed. Losses incurred on the movement in the swap derivative are recognised in other comprehensive income. 2019 also included a gain of R115 million relating to the reclassification of the swap to profit and loss on termination of the hedge relationship.

Commodity price risk

Commodity price risk is the risk of fluctuations in our earnings as a result of fluctuation in the price of commodities.

How we manage the risk Crude oil and coal price

The group makes use of derivative instruments, including options and commodity swaps as a means of mitigating price movements and timing risks on crude oil purchases and sales, ethane purchases and export coal sales. The group entered into hedging contracts which provide downside protection against decreases in commodity prices.

Our exposure to and assessment of the risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Market prices for crude oil fluctuate because they are subject to international supply and demand and political factors. Our exposure to the crude oil price centres primarily around the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula, the crude oil related raw materials used in our Natref refinery and certain of our offshore operations including were chemical prices are linked to the crude oil price. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

Dated Brent Crude prices applied during the year:

	Dated Brent Crude
	2020 US$	2019 US$
High	69,96	86,16
Average	51,22	68,63
Low	13,24	50,21

The following futures were in place at 30 June:

	Contract amount 2020 Rm	Fair value 2020 Rm	Within one year 2020 Rm	Contract amount 2019 Rm	Fair value 2019 Rm	Within one year 2019 Rm
Crude oil futures	716	(66)	(66)	1 521	(27)	(27)
Other commodity derivatives	109	(92)	(92)	254	21	21

Sensitivity analysis

A 10% increase of the commodity prices at 30 June would have increased the fair value losses recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. This calculation has been performed on the same basis for 2019.

	2020 Rm	2019 Rm
Crude oil	(81)	(193)

Sensitivity analysis

A 10% decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

Summary of our derivatives

In the normal course of business, the group enters into various derivative transactions to mitigate our exposure to foreign exchange rates, interest rates, and commodity prices Derivative instruments used by the group in hedging activities include swaps, options, forwards and other similar types of instruments.

Income statement impact	2020 Rm	2019 Rm	2018 Rm
Financial instruments
Net (loss)/gain on derivative instruments
Foreign exchange zero cost collars	(4 298)	323	936
Other foreign exchange derivatives*	(1 562)	85	—
Ethane swap options	(732)	(462)	29
Foreign exchange contracts (losses)/gains	(372)	(794)	121
Crude oil swap options	(160)	—	—
Crude oil zero cost collars	(157)	—	—
Crude oil put options	(153)	(498)	(3 303)
Interest rate swap options	(101)	(1 475)	52
Coal swap options	—	91	(1 024)
Crude oil futures	538	265	(687)
	(6 997)	(2 465)	(3 876)

*            Mainly relates to a US dollar derivative that is embedded in a long-term oxygen supply contract to our Secunda Synfuels Operations that was recognised on adoption of IFRS 16.

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43.1                       Financial risk management continued

Statement of financial position impact	2020 Rm	2019 Rm
Financial instrument
Derivative financial assets
Foreign exchange contracts	417	15
Crude oil put options	113	—
Ethane swap options	104	2
Other commodity derivatives	11	31
Foreign exchange zero cost collars	—	582
Interest rate swap options	—	15
	645	645
Derivative financial liabilities
Interest rate swap options	(4 143)	(1 488)
Foreign exchange zero cost collars	(2 861)	(3)
Other foreign exchange derivatives**	(2 183)	—
Ethane swap options	(230)	(456)
Crude oil zero cost collars	(174)	—
Other commodity derivatives	(103)	(10)
Crude oil futures	(66)	(27)
Foreign exchange contracts	(1)	(44)
	(9 761)	(2 028)
Non-derivative financial liabilities
Financial guarantees	(130)	(177)
	(9 891)	(2 205)

** Mainly relates to a US dollar derivative that is embedded in a long-term oxygen supply contract to our Secunda Synfuels Operations that was recognised on adoption of IFRS 16.

The group has exposure to the US dollar LIBOR through various instruments, including term loans and revolving credit facilities. In 2015, we entered into an interest rate swap for US$1,95 billion to convert variable LIBOR exposure to a fixed rate. It was designated as the hedging instrument in a cash flow hedge. The swap was novated in June 2019 when the underlying LCCP bank term loan was refinanced and hedge accounting discontinued. The swap continues to be an economic hedge that cover a portion of the group’s exposure to the LIBOR and after the swap was novated for a second time in July 2019 we redesignated the swap as a hedging instrument in a cash flow hedge.

The other derivatives within the group are economic hedges to our exposure to the rand/US$ exchange rates and commodity prices that have not been classified as cash flow hedges.

	Fair value of assets/ (liabilities) 2020 Rm	Fair value of assets/ (liabilities) 2019 Rm
Interest rate swap derivatives — cash flow hedge (2019 — held for trading)	(4 143)	(1 473)

	Fair value of assets 2020 Rm	Fair value of assets 2019 Rm	Fair value of liabilities 2020 Rm	Fair value of liabilities 2019 Rm	Contract/ Notional amount* 2020		Contract/ Notional amount* 2019
Derivatives held for trading
Foreign exchange contracts	417	15	(1)	(44)	US$m	481	146
Crude oil futures		—	(66)	(27)	US$m	36
	417	15	(67)	(71)

* The notional amount is the sum of the absolute value of all contracts for both derivative assets and liabilities.

In addition to foreign exchange contract utilised in normal operating activities, the following derivatives were entered into to mitigate the risks associated with the crude oil price, the rand/US$ exchange rate, ethane price and the coal price.

		2020	2019
Brent crude oil — Put options
Premium paid	US$m	17,4	—
Number of barrels	million	6,5	48,0
Open positions	million	5,5	—
Settled	million	1,0	48,0
Average Brent crude oil price floor, net of costs (open positions)	US$/bbl	34,49	—
Losses recognised in the income statement	Rm	(153)	(498)
Amount included in the statement of financial position	Rm	113	—

Rand/US$ currency — Zero-cost collar instruments
US$ exposure — open positions	US$bn	5,4	4,3
Annual average floor	R/US$	14,80	13,84
Annual average cap	R/US$	17,77	16,63
(Losses)/gains recognised in the income statement	Rm	(4 298)	323
Amount included in the statement of financial position	Rm	(2 861)	579

Brent crude oil — Zero-cost collar instruments
Number of barrels — open positions	million	3,1	—
Annual average floor	R/US$	31,79	—
Annual average cap	R/US$	39,88	—
Losses recognised in the income statement	Rm	(157)	—
Amount included in the statement of financial position	Rm	(174)	—

Brent crude oil — Swap options
Number of tons — settled during year	million	5,0	—
Losses recognised in the income statement	Rm	(160)	—

Export coal — Swap options
Number of tons — settled during year	million	—	1,4
Gains recognised in the income statement	Rm	—	91

Ethane — Swap options
Number of barrels	million	38,9	16,0
Open positions	million	21,5	12,5
Settled	million	17,4	3,5
Average ethane swap price (open positions)	US$c/gal	20	28
Losses recognised in the income statement	Rm	(732)	(462)
Amount included in the statement of financial position	Rm	(126)	(454)

Sensitivity analysis

The fair value of significant derivatives held for trading is impacted by a number of market observable variables at valuation date. The sensitivities provided below reflect the impact on fair value as a result of movements in the significant input variables utilised for valuation purposes:

43                                Financial risk management and financial instruments continued

43.1                       Financial risk management continued

		Volatility		Ethane price		Crude oil price		Rand/US$ spot price		US$ Libor curve**
30 June 2020		+2%	-2%	+USD 2 c/gal	-USD 2 c/gal	+USD 2/ bbl	-USD 2/ bbl	-R1/ US$	+R1/ US$*	+0,5%
Crude oil put options	Rm					(45)	55
Ethane swap options	Rm			329	(329)
Foreign exchange zero cost collars	Rm	(196)	209					2 172	(2 504)
Crude oil zero-cost collar	Rm	(12)	14			(81)	72
Interest rate swap	Rm									811

		Volatility		Ethane price		Crude oil price		Rand/US$ spot price	US$ Libor curve**
30 June 2020		+2%	-2%	+USD 2 c/gal	-USD 2 c/gal	+USD 2/ bbl	-USD 2/ bbl	-R1/ US$*	+0,5%	+0,5%
Ethane swap options	Rm			146	(146)
Foreign exchange zero cost collars	Rm	115	(125)					2 495
Interest rate swap	Rm								754	(748)

* A weakening of the Rand/US$ spot exchange rate of R0,44 will likely result in the spot price falling within the corridor of the cap and floor rates of the zero-cost collars. No gain or loss will be made if these derivatives are settled at a spot price between the cap and floor. The exchange rate would have to weaken by at least R0,44/US$, up to the cap of R17,77, before losses are incurred on the derivatives.

** Sensitivities on the downward shift has been limited by the low US$ Libor at 30 June 2020.

		US$/Rand Spot price		US$ Swap curve		Rand Swap curve
30 June 2020		+R1/US$	-R1/US$	+0,1%	-0,1%	+1,0%	-1,0%
Oxygen supply contract embedded derivative	Rm	(506)	506	117	(120)	(724)	860

The fair value of the embedded derivative financial instrument contained in a long-term oxygen supply contract to our Secunda Synfuels Operations is impacted by a number of observable and unobservable variables at valuation date. The sensitivities provided above reflect the impact on fair value as a result of movements in the significant input variables utilised for valuation purposes.

Accounting policies:

Derivative financial instruments and hedging activities

Financial liabilities are recognised on the transaction date when the group becomes a party to the contract and thus has a contractual obligation and are derecognised when these contractual obligations are discharged, cancelled or expired.

All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement.

The group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The group uses derivative instruments to hedge its exposure to these risks. To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability.

Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement.

43.2                       Fair value

Various valuation techniques and assumptions are utilised for the purpose of calculating fair value.

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments. Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at reporting date.

The calculation of fair value requires various inputs into the valuation methodologies used.

The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below.

There have been no transfers between levels in the current year. Transfers between levels are considered to have occurred at the date of the event or change in circumstances.

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Level 3 Inputs for the asset or liability that are unobservable.

43        Financial risk management and financial instruments continued

43.2     Fair value continued

Financial instrument	Fair value 30 June 2020	Fair value 30 June 2019		Valuation method	Significant inputs	Fair value hierarchy of inputs
Financial assets
Investments in listed securities	498	830		Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Investments in unlisted securities	13	393		Discounted cash flow

Forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices etc. Appropriate WACC for the region.

Level 3
Other long-term investments	25	25		Discounted cash flow	Market related interest rates.	Level 3
	1 390	—	**		**	Level 1
Long-term receivables	5 799	5 582		Discounted cash flow	Market related interest rates.	Level 3
Derivative assets	645	645		Forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows, numerical approximation	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices, coal prices, crude oil prices	Level 2
Trade and other receivables	22 066	25 611		Discounted cash flow	Market related interest rates.	Level 3*
Cash and cash equivalents	34 739	15 877	**		**	Level 1**
Financial liabilities
Listed long-term debt	50 701	49 421		Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Unlisted long-term debt	109 724	91 777		Discounted cash flow	Market related interest rates	Level 3
Short-term debt and bank overdraft	22 533	1 297		Discounted cash flow	Market related interest rates	Level 3*
Derivative liabilities	7 723	2 205		Discounted net cash flows, using a swap curve to infer the future floating cash flows, forward rate interpolator model, discounted expected cash flows, numerical approximation	US$Overnight Indexed Swap (OIS) curve, recovery probabilities, forward exchange contracted rates, coal prices, market foreign exchange rates	Level 2
	2 168	—		Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate***	US PPI, US labour index, US Dollar and ZAR treasury curves, Rand zero swap discount rate***	Level 3***
Trade and other payables	21 164	28 501		Discounted cash flow	Market related interest rates	Level 3*

*    The fair value of these instruments approximates their carrying value, due to their short-term nature.

** The carrying value of cash is considered to reflect its fair value.

*** Relates to the embedded derivative contained in the long-term oxygen supply contract to our Secunda Synfuels Operations. On initial application of IFRS 16 on 1 July 2019, the IAS 17 finance lease relating to the contract was derecognised as the arrangement did not meet the revised definition of a lease under IFRS 16, and an embedded derivative was recognised. The monthly payments consist of fixed fees which are denominated in USD and ZAR and increase in line with US and ZAR labour and inflation indices. This resulted in the presence of an embedded derivative in the arrangement, which has been separately recognised as a financial instrument measured at fair value through profit or loss. The initial impact of recognising the embedded derivative of R624 million was recognised directly in retained earnings while subsequent fair value adjustments of R1,6 billion were recognised in other operating expenses in the income statement.